   As Filed With the Securities and Exchange Commission on January 2, 2002

                                                    Registration No. 333-
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               -----------------

                     Innovative Drug Delivery Systems, Inc.
             (Exact Name of Registrant As Specified In Its Charter)

              Delaware                                2834                            3027473
  (State or Other Jurisdiction of         (Primary Standard Industrial            (I.R.S. Employer
   Incorporation or Organization)          Classification Code Number)         Identification Number)

                               -----------------

                         787 Seventh Avenue, 48th Floor
                            New York, New York 10019
                                 (212) 554-4550
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                               -----------------

                           Leonard L. Firestone, M.D.
                            Chief Executive Officer
                         787 Seventh Avenue, 48th Floor
                            New York, New York 10019
                                 (212) 554-4550
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                               -----------------

                                   COPIES TO:

     Luci Staller Altman, Esq.                  Frode Jensen, Esq.                        Todd Eckland, Esq.
         Mark Mandel, Esq.                      Steven Moore, Esq.                      Pillsbury Winthrop LLP
         Nanci Prado, Esq.                    Pillsbury Winthrop LLP                    One Battery Park Plaza
  Brobeck, Phleger & Harrison LLP                Financial Centre                      New York, New York 10004
     1633 Broadway, 47th Floor                 695 East Main Street                         (212) 858-1000
     New York, New York 10019              Stamford, Connecticut 06904                    Fax: (212) 858-1500
          (212) 581-1600                          (203) 348-3200
        Fax: (212) 586-7878                    Fax: (203) 965-8226

                               -----------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |_|

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|

                               -----------------

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------------
               Title of Each Class of                            Proposed Maximum
             Securities to be Registered                   Aggregate Offering Price (1)             Amount of Registration Fee
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value per share............                $69,000,000                               $16,491
-----------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

                               -----------------

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

===============================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting offers to buy these securities, in any state in which the offer or sale is not permitted.


                  SUBJECT TO COMPLETION, DATED JANUARY 2, 2002



 PROSPECTUS
                                                               [graphic]



                                  [IDDS LOGO]



                     Innovative Drug Delivery Systems, Inc.

                                          Shares
                                  Common Stock


-------------------------------------------------------------------------------


We are selling            shares of our common stock. We have granted the
underwriters a 30-day option to purchase up to an additional            shares
to cover over-allotments, if any.

This is an initial public offering of our common stock. We currently expect
the initial public offering price to be between $           and $          per
share. We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol "IDDS."

-------------------------------------------------------------------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.


-------------------------------------------------------------------------------

                                                          Per Share      Total
Public offering price                                      $          $
Underwriting discount                                      $          $
Proceeds, before expenses, to us                           $          $


Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

-------------------------------------------------------------------------------


Thomas Weisel Partners LLC

                                                     Wells Fargo Securities, LLC




The date of this prospectus is               , 2002

                                  [IDDS LOGO]

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary ......................................................      1
Risk Factors ............................................................      7
Information Regarding Forward-Looking Statements ........................     18
Use of Proceeds .........................................................     19
Dividend Policy .........................................................     19
Capitalization ..........................................................     20
Dilution ................................................................     21
Selected Financial Data .................................................     23
Management's Discussion and Analysis of Financial Condition and Results
  of Operations..........................................................     25
Business ................................................................     30
Management ..............................................................     51
Relationships and Related Party Transactions ............................     60
Principal Stockholders ..................................................     62
Description of Capital Stock ............................................     64
Shares Eligible for Future Sale .........................................     67
Underwriting ............................................................     69
Legal Matters ...........................................................     72
Experts .................................................................     72
Where You Can Find More Information .....................................     72
Index to Financial Statements ...........................................    F-1

                               PROSPECTUS SUMMARY


   This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the "Risk Factors" section.

Our Company

   We are a specialty pharmaceutical company that applies proprietary technologies to develop new drugs and improved formulations of existing drugs for the prescription pain management market. We believe that our product candidates address unmet medical needs for breakthrough cancer pain, postoperative pain, lower-back pain, pain due to orthopedic injury, dental pain and other indications. We believe our product candidates offer enhanced pain relief, improved side effect profiles and faster onset of pain relief compared to currently available treatments. Our lead product candidates have demonstrated safety and effectiveness in early- and mid-stage clinical trials and we expect to begin late-stage clinical trials in the first half of 2002.

Our Opportunity

   Drugs are a key element in the treatment of pain. The worldwide market for therapeutics to manage pain is expected to grow from $22 billion in 2000 to $30 billion in 2007 according to Frontline Strategic Management Consulting, Inc. Our product candidates target a $3.4 billion subsegment of the worldwide pain management market.

Our Product Candidates

   We are developing prescription drugs for the treatment of a variety of acute and chronic moderate-to-severe pain syndromes. We selected our product candidates based on our belief that they offer significantly lower clinical, regulatory and commercial risk profiles as compared to new chemical entities, or NCEs. All of our product candidates contain drugs approved for other uses by the U.S. Food and Drug Administration, or FDA. We are developing proprietary formulations for these drugs in order to deliver therapeutic levels into the bloodstream through fast and effective routes of administration.

   Our current product candidates and their stages of clinical development in the United States and the United Kingdom are:

        Product Candidate               Clinical Indication                     Development Stage
        -----------------               -------------------                     -----------------
        Intranasal Ketamine       Acute Pain and Acute Episodes of                 Phase II
                                  Chronic Moderate-to-Severe Pain
        Intranasal Morphine       Acute Pain and Acute Episodes of                 Phase II
                                  Chronic Moderate-to-Severe Pain
        Intravenous Diclofenac    Acute Moderate-to-Severe Pain                    Phase II
        Intranasal Fentanyl       Acute Episodes of Chronic                        Preclinical
                                  Moderate-to-Severe Pain


   Intranasal Ketamine

   Our intranasal ketamine product candidate is in clinical development for the treatment of syndromes associated with acute and chronic moderate-to-severe pain. Ketamine is an FDA-approved drug that has been in clinical use for over 25 years for general anesthesia. At lower doses than that approved for use as an anesthetic, ketamine has been reported to be an effective analgesic for the treatment of breakthrough pain, postoperative pain and pain associated with emergency medical procedures. We have licenses to two U.S. patents and their foreign counterparts directed toward the use of ketamine to manage pain and the administration of ketamine through the nasal route.

   In the third quarter of 2001, we successfully completed three Phase II clinical trials evaluating the safety and effectiveness of intranasal ketamine for the treatment of acute and chronic moderate-to-severe pain following dental surgery and for breakthrough episodes of chronic malignant pain. The results of these studies demonstrated that intranasal ketamine provides rapid onset of pain relief with dose-related effectiveness and duration of effect, and appears to be well-tolerated. Based on the results of these studies, we believe that intranasal ketamine may offer a safe, non-opioid alternative for the treatment of moderate-to-severe postoperative pain and breakthrough pain. To date, we have enrolled a total of 118 patients in our intranasal ketamine clinical trials. We expect to file the data from our Phase II clinical trials and our proposed Phase III clinical trial designs with the FDA in the first half of 2002.

   Intranasal Morphine

   Our intranasal morphine product candidate is in clinical development for the treatment of syndromes associated with acute pain and acute episodes of chronic pain. Morphine is a strong opioid analgesic that is used for the relief of acute and chronic moderate-to-severe pain and is the drug of choice for pain associated with cancer. Orally delivered morphine products may not provide rapid relief of pain and demonstrate considerable patient-to-patient variability in absorption. Injectable formulations of morphine provide rapid and effective pain relief, but administration often requires professional assistance or hospitalization. We believe our intranasal morphine product candidate would provide significant medical benefit over oral and injectable formulations as it combines patient convenience and ease of use with the rapid onset of pain relief and the well-accepted potency of injectable delivery routes. We have licenses to two U.S. patents and their foreign counterparts directed towards the use of intranasal morphine.

   Based on the results of both single- and multiple-dose Phase I clinical trials, conducted on behalf of our licensor, in the third quarter of 2001 we initiated a Phase II clinical trial to evaluate the safety and effectiveness of intranasal morphine for the management of acute postoperative pain. This study will compare two different doses of intranasal morphine with placebo and with both intravenous and oral morphine in a total of 225 patients suffering from moderate-to-severe pain following dental surgery. Our Phase I clinical trials demonstrated that intranasal morphine is rapidly absorbed, achieving blood levels typically associated with analgesic effectiveness in as early as five to ten minutes following administration. We expect to complete our Phase II clinical trials in the first quarter of 2002 and to present the data from our clinical trials and proposed Phase III clinical trial design to the FDA in the first half of 2002.

   Intravenous Diclofenac

   Our intravenous diclofenac product candidate is in clinical development for the management of acute postoperative pain in the hospital setting. Diclofenac belongs to the class of nonsteroidal anti-inflammatory drugs, or NSAIDs, and is widely prescribed as an anti-inflammatory agent due to its combination of effectiveness and tolerability. While currently approved for use in the U.S. in a variety of oral formulations, as well as a topical and an ophthalmic formulation, its poor solubility in water and susceptibility to breakdown has precluded the development of an injectable formulation of diclofenac. We believe that our intravenous diclofenac product candidate has the potential to overcome these issues and satisfy the unmet medical need for a safe and effective injectable NSAID in the hospital setting. We have licenses to one U.S. patent and its foreign counterparts directed towards intravenous diclofenac formulations and methods of preparing the same.

   Our intravenous diclofenac product candidate has been evaluated in over 270 human subjects in Phase I clinical trials performed in South Africa and Phase II clinical trials performed in the United Kingdom, with both sets of trials conducted on behalf of a third party. Based on the encouraging results of these clinical trials, combined with the extensive published literature on the safety and effectiveness of diclofenac, the FDA has indicated that Phase I and single dose Phase II clinical trials in the United States may be initiated concurrently upon allowance of an Investigational New Drug Application, or IND. We anticipate filing an IND for our intravenous diclofenac product candidate in the first half of 2002 in order to initiate a U.S. clinical development program.

Intranasal Fentanyl

   Our intranasal fentanyl product candidate is currently in preclinical development for the treatment of acute episodes of chronic moderate-to-severe pain. Fentanyl is a widely prescribed and effective short-acting opioid analgesic that is 75-100 times more potent than morphine and is used for treating chronic moderate-to-severe pain, including cancer pain. When administered using a transdermal patch that provides a controlled rate of delivery, fentanyl is effective in controlling the chronic pain associated with cancer. An oral, transmucosal formulation of fentanyl was approved by the FDA in 1998 specifically for the treatment of breakthrough pain in cancer patients and is used as an adjunct to the fentanyl patch to control these flare-up pain episodes.

   We believe that our intranasal fentanyl product candidate could also be used to complement the fentanyl transdermal patch, as well as controlled-release formulations of oral opioids, to effectively treat episodes of breakthrough pain. Our intranasal fentanyl product candidate may offer several advantages over existing fentanyl-based products for the management of breakthrough pain, including rapid and consistent onset of action, coupled with certain cost and safety advantages. In addition, intranasal fentanyl could have advantages for patients who are unable to swallow, or those with oral ulcerations resulting from cancer chemotherapy.

Our Strategy

   Our goal is to become a leading specialty pharmaceutical company that develops and commercializes new drugs for the management of pain in order to fulfill unmet medical needs. Key elements of our strategy to accomplish this goal are to:

   o develop new products with reduced clinical and regulatory risk,

   o focus on large markets where our product candidates can address unmet clinical needs,

   o focus on clinical development and late-stage product candidates,

   o retain significant rights to our product candidates,

   o use our technology platforms to develop new product candidates and

   o outsource key functions.

                              --------------------

   Our predecessor, Pain Management, Inc., was formed in February 1998. Innovative Drug Delivery Systems, Inc. was incorporated in Delaware in April 1999 and was merged with Pain Management in September 2000. Our principal executive office is located at 787 Seventh Ave, 48th Floor, New York, New York 10019. Our telephone number at this location is (212) 554-4550.

   "IDDS" and our logo are trademarks of Innovative Drug Delivery Systems, Inc. This prospectus also contains trademarks and tradenames of other parties.

                                  The Offering


Common stock offered by us.....................                   shares

Common stock outstanding after this offering...                   shares

Use of proceeds................................   For research and development activities, including clinical studies, milestone and other payments payable under our strategic agreements, working capital and other general corporate purposes.

Proposed Nasdaq National Market symbol.........   IDDS


The above information is based on             shares of common stock
outstanding as of December 31, 2001 and excludes:

   o                 shares of common stock issuable upon exercise of options
     then outstanding at a weighted average exercise price of $            per
     share,

   o shares of common stock issuable upon exercise of options to be granted prior to the closing of this offering at an exercise price equal to the initial public offering price,

   o shares of common stock issuable upon exercise of options to be granted upon the closing of this offering at an exercise price equal to the initial public offering price,

   o                 shares of common stock issuable upon exercise of warrants
     then outstanding at a weighted average exercise price of $            per
     share, and

   o               shares issuable upon the exercise and assumed conversion of
     15.83 unit purchase options, which entitle each holder to purchase
     shares of our series A convertible preferred stock at $              per
     share and a warrant to purchase                 shares of our common stock
     at $           per share.

Unless otherwise noted, this prospectus:

   o assumes no exercise of the underwriters' over-allotment,

   o assumes an initial public offering price of $                per share,

   o gives effect to a            stock split of our common stock to be
     effected in connection with this offering,

   o gives effect to the sale of an aggregate of 989,991 shares of our series B convertible preferred stock by us on December 31, 2001 in a private placement, and

   o reflects the automatic conversion, on a         basis, of 5,004,116
     shares of our outstanding series A and series B convertible preferred
     stock into              shares of our common stock upon the closing of
     this offering.

                             Summary Financial Data


                                                         Period from                                                   Period from
                                                        February 23,         Year Ended         Nine Months Ended     February 23,
                                                            1998            December 31,          September 30,           1998
                                                       (inception) to    ------------------     ------------------   (inception) to
                                                        December 31,                                                  September 30,
                                                            1998          1999       2000        2000       2001          2001
                                                       --------------    -------   --------    --------    -------   --------------
                                                                  (in thousands, except per share data)
Statement of Operations Data:
Revenues:
 Government grants .................................       $   --        $    --   $    306    $     31    $   688      $    994
                                                           ------        -------   --------    --------    -------      --------
Operating expenses:
 Research and development (1)(2) ...................          207            665     21,833      21,420      3,084        25,789
 General and administrative (3) ....................          257            312      1,353       1,095      1,064         2,986
 Depreciation ......................................           --             --          1          --          2             3
                                                           ------        -------   --------    --------    -------      --------
 Total operating expenses ..........................          464            977     23,187      22,515      4,150        28,778
                                                           ------        -------   --------    --------    -------      --------
Interest (expense) income, net .....................           (6)          (229)      (143)       (291)       310           (68)
                                                           ------        -------   --------    --------    -------      --------
Net loss ...........................................       $ (470)       $(1,206)  $(23,024)   $(22,775)   $(3,152)     $(27,852)
                                                           ======        =======   ========    ========    =======      ========
Net loss per common share:
 Basic and diluted .................................       $(0.11)       $ (0.28)  $  (3.99)   $  (5.07)   $  (.33)
                                                           ======        =======   ========    ========    =======
 Weighted average shares ...........................        4,168          4,241      5,766       4,492      9,564
                                                           ======        =======   ========    ========    =======
Pro forma net loss per share (4)
 Basic and diluted .................................                               $  (3.35)               $  (.23)
                                                                                   ========                =======
 Weighted average shares ...........................                                  6,866                 13,578
                                                                                   ========                =======

---------------
(1) Includes non-cash expense of $77 for the period from February 23, 1998 (inception) to December 31, 1998, $126 for the year ended December 31, 1999, $18,669 for the year ended December 31, 2000, $18,652 for the nine months ended September 30, 2000 and $189 for the nine months ended September 30, 2001.
(2) For the year ended December 31, 2000 and the nine months ended September 30, 2000, includes costs associated with the acquisition of a license agreement valued at approximately $18.6 million in connection with our merger with Pain Management.
(3) Includes non-cash expense of $12 for the period from February 23, 1998 (inception) to December 31, 1998, $123 for the year ended December 31, 1999, $802 for the year ended December 31, 2000, $779 for the nine months ended September 30, 2000 and $212 for the nine months ended September 30, 2001.
(4) Pro forma net loss per share data presented above assume that the historical per share data are adjusted to reflect the conversion of all outstanding shares of series A convertible preferred stock into common stock, on a weighted average basis, as if they had been converted on the date of issuance. Pro forma net loss per share data for the period from February 23, 1998 (inception) to December 31, 1998, the year ended December 31, 1999 and the nine months ended September 30, 2000 have been intentionally omitted.

                                                                                                      As of September 30, 2001
                                                                                                 ----------------------------------
                                                                                                                         Pro Forma
                                                                                                  Actual    Pro Forma   as Adjusted
                                                                                                 -------    ---------   -----------
                                                                                                           (in thousands)
Balance Sheet Data:
Cash and cash equivalents....................................................................    $ 7,880     $12,960         $
Working
capital......................................................................................      7,027      12,108
Total assets.................................................................................      8,674      13,754
Convertible preferred stock..................................................................     13,775          --
Stockholders' (deficit) equity...............................................................     (6,306)     12,550


The preceding table presents a summary of our balance sheet data as of September 30, 2001:

   o  on an actual basis,

   o  on a pro forma basis to reflect:
      o the sale of an aggregate of 989,991 shares of our series B convertible preferred stock on December 31, 2001 in a private placement for net proceeds of approximately $5.1 million, and
      o the conversion of all of our outstanding shares of series A and series B convertible preferred stock into common stock.

   o  on a pro forma as adjusted basis to give effect to:

      o  the sale by us of               shares of common stock in this offering
         at an assumed initial public offering price of $               per
         share, after deducting the estimated underwriting discount and estimated offering expenses, and
      o the payment by us of a minimum of $1.0 million and a maximum of $2.0 million in the aggregate to Shimoda Biotech (Proprietary) Ltd. and Farmarc Netherlands B.V. (Registration No. 2807216) upon the closing of this offering in connection with a license agreement.

                                  RISK FACTORS

   An investment in our common stock involves significant risks. You should carefully consider the following risk factors before you decide to buy our common stock.

                          Risks Related To Our Company

We have no product revenues and may need to raise additional capital to operate our business.

   We are a development-stage company focused on product development and have not generated any product revenues to date. Until, and if, we receive approval from the FDA and other regulatory authorities for our product candidates, we cannot sell our drugs and will not have product revenues. Therefore, for the foreseeable future, we will have to fund all of our operations and capital expenditures from the net proceeds of this offering, cash on hand and grants.
We expect that the assumed net proceeds of $    million from this offering and
cash on hand will be sufficient to meet our working capital and capital expenditure needs for a least the next 12 months. However, our actual capital requirements will depend on many factors. If we experience unanticipated cash requirements, we may need to seek additional sources of financing, which may not be available on favorable terms, if at all. If we do not succeed in raising additional funds on acceptable terms, we may be unable to complete planned preclinical studies and clinical trials or obtain approval of our product candidates from the FDA and other regulatory authorities. In addition, we could be forced to discontinue product development, reduce or forego sales and marketing efforts and attractive business opportunities or discontinue operations.

We have a history of losses and we may never achieve or sustain profitability.

   We have incurred substantial losses since our inception, and we may not achieve profitability for the foreseeable future, if at all. We incurred net losses of approximately $470,000 for the period from February 23, 1998 (inception) to December 31, 1998, $1.2 million in 1999 and $23.0 million in 2000. As of September 30, 2001, we had an accumulated deficit of $27.9 million. Even if we succeed in developing and commercializing one or more of our product candidates, we expect to incur substantial net losses and negative cash flows for the foreseeable future due in part to increasing research and development expenses, including clinical trials, and increasing expenses from leasing additional facilities and hiring additional personnel. As a result, we will need to generate significant revenues in order to achieve and maintain profitability. We may not be able to generate these revenues or achieve profitability in the future. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

We have a limited operating history upon which to base an investment decision.

   We commenced operations in 1998. Our limited operating history may limit your ability to evaluate our prospects due to our limited historical financial data and our unproven potential to generate profits. You should evaluate the likelihood of financial and operational success in light of the risks, uncertainties, expenses and difficulties associated with an early-stage business, many of which may be beyond our control, including:

   o our potential inability to continue to undertake preclinical studies and clinical trials,

   o our potential inability to obtain regulatory approvals, and

   o our potential inability to manufacture, sell and market our products.

   Our operations have been limited to organizing and staffing our company, acquiring, developing and securing our proprietary technology and undertaking preclinical studies and clinical trials of our principal product candidates. These operations provide a limited basis for you to assess our ability to commercialize our product candidates and the advisability of investing in our common stock.

If we fail to obtain or maintain necessary regulatory approvals for our products, or if approvals are delayed or withdrawn, we will be unable to commercialize our product candidates.

   Government regulation in the United States and other countries has a significant impact on our business and affects the research and development, manufacture and marketing of our products. In the United States, the FDA has broad authority to regulate the distribution, manufacture and sale of drugs. Foreign sales of drugs are subject to foreign governmental regulation and restrictions, which vary from country to country. In order to obtain FDA approval of any of our product candidates, we must submit to the FDA a New Drug Application, or NDA, demonstrating that the product candidate is safe for humans and effective for its intended use. This demonstration requires significant research and animal tests, which are referred to as preclinical studies, as well as human tests, which are referred to as clinical trials. The process of obtaining FDA and other regulatory clearances and approvals is lengthy and expensive. We may not be able to obtain or maintain necessary approvals for clinical trials or for the manufacturing or marketing of our products. Failure to comply with applicable regulatory approvals can, among other things, result in fines, suspension or withdrawal of regulatory approvals, product recalls, operating restrictions, and criminal prosecution. In addition, governmental regulations may be established which could prevent, delay, modify or rescind regulatory approval of our products. Any of these actions by the FDA, or any changes in FDA regulations, would adversely impact our business and financial condition.

Our product candidates are in early stages of clinical testing.

   Our three principal product candidates, intranasal ketamine, intranasal morphine and intravenous diclofenac, are still in the early- to mid-stages of clinical testing on a limited number of patients. We will need to commit substantial time and additional resources to conducting further preclinical studies and clinical trials before we can submit an NDA with respect to any of these product candidates. Our other product candidate, intranasal fentanyl, is at a much earlier stage of development and may require extensive preclinical testing before we can proceed to clinical trials. In addition, before we can commence clinical trials in the United States on intravenous diclofenac and intranasal fentanyl, we will have to submit an IND to the FDA. We cannot predict with any certainty if or when we might submit an NDA for regulatory approval of any of our product candidates.

If the clinical trials of our product candidates fail, we will not be able to market our product candidates.

   To receive the regulatory approvals necessary for the sale of our product candidates, we must demonstrate through human clinical trials that each product candidate is safe and effective. Positive results from preclinical studies and early clinical trials do not ensure positive results in clinical trials designed to permit application for regulatory approval. We may suffer significant setbacks in clinical trials, even after earlier clinical trials show promising results. Any of our product candidates may produce undesirable side effects in humans that could cause us or regulatory authorities to interrupt, delay or halt clinical trials of a product candidate.

   We, the FDA and foreign or other regulatory authorities may suspend our clinical trials at any time if we or they believe the trial participants face unacceptable health risks or if the FDA finds deficiencies in our IND submissions.

Even if we obtain FDA approval to market our product candidates, they may not be accepted by physicians and patients.

   Our drugs will not be commercially accepted products unless physicians and patients determine that our drugs are clinically useful, cost-effective and safe. Acceptance and use of our drugs will also depend upon a number of factors including:

   o the cost of our drugs as compared to competing products,

   o the availability of adequate coverage and reimbursement levels from government health administration authorities, private or other health insurers and other organizations, and

   o the effectiveness of our and our licensees' marketing and distribution efforts.

Because we expect sales of our current product candidates, if approved, to generate substantially all of our product revenues for the foreseeable future, the failure of any of these drugs to find market acceptance would harm our business and could require us to seek additional financing.

Our product candidates contain controlled substances, the supply of which may be limited by U.S. government policy and the use of which may generate public controversy.

   The active ingredients in our current product candidates, including morphine, ketamine and fentanyl, are listed by the U.S. Drug Enforcement Agency, or DEA, as Schedule II or III substances under the Controlled Substances Act of 1970. The DEA regulates chemical compounds as Schedule I, II, III, IV or V substances, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. These product candidates are subject to DEA regulations relating to manufacturing, storage, distribution and physician prescription procedures. For example, all regular Schedule III drug prescriptions must be signed by a physician and may not be refilled. Furthermore, the amount of Schedule III substances we can obtain for clinical trials and commercial distribution is limited by the DEA and our quota may not be sufficient to complete clinical trials or meet commercial demand, if any.

   Products containing controlled substances may generate public controversy. Opponents of these products may seek restrictions on marketing and withdrawal of any regulatory approvals. In addition, these opponents may seek to generate negative publicity in an effort to persuade the medical community to reject these products. Political pressures and adverse publicity could lead to delays in, and increased expenses for, and limit or restrict the introduction and marketing of our product candidates. The FDA may require us to develop a comprehensive risk management program to reduce the inappropriate use of our products and product candidates, including the manner in which they are marketed and sold, so as to reduce the risk of improper patient selection and diversion or abuse of the product. Developing such a program in consultation with the FDA may be a time-consuming process and could delay approval of any of our product candidates. Such a program or delays of any approval from the FDA could limit market acceptance of the product.

International commercialization of our product candidates faces significant obstacles.

   We may plan to commercialize some of our products internationally through collaborative relationships with foreign partners. We have limited foreign regulatory, clinical and commercial resources. Future partners are critical to our international success. We may not be able to enter into collaboration agreements with appropriate partners for important foreign markets on acceptable terms, or at all. Future collaborations with foreign partners may not be effective or profitable for us.

   We will need to obtain approvals from the appropriate regulatory, pricing and reimbursement authorities to market any of our proposed products internationally, and we may be unable to obtain foreign regulatory approvals. Pursuing foreign regulatory approvals will be time-consuming and expensive. The regulations can vary among countries and foreign regulatory authorities may require different or additional clinical trials than we conducted to obtain FDA approval for our product candidates. In addition, adverse clinical trial results, such as death or injury due to side effects, could jeopardize not only foreign regulatory approval, but may also lead to marketing restrictions in the United States. Our product candidates may also face foreign regulatory requirements applicable to controlled substances.

Our drug-development programs depend upon third-party researchers who are outside our control.

   We depend upon third parties, such as independent investigators, collaborators and medical institutions, to conduct our preclinical studies and clinical trials under agreements with us. These third parties are not our employees and we cannot control the amount of time or resources that they devote to our programs. These investigators may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If outside collaborators fail to devote sufficient time and resources to our drug-development programs, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new drugs, if any, will be delayed. These collaborators may also have relationships with other commercial entities, some of whom may compete with us. If our collaborators assist our competitors at our expense, our competitive position would be harmed.

We rely exclusively on one party to formulate and manufacture some of our product candidates and the loss of this party could harm our business.

   We currently rely on a single manufacturer, West Pharmaceutical Services, Inc., to manufacture and supply morphine for our clinical trials. Our agreement with West Pharmaceutical will expire on September 21, 2002. Although we believe that we can obtain morphine from alternative suppliers, we may be unable to obtain it on favorable terms, or at all. If we are unable to obtain sufficient supplies of morphine, our business would be seriously harmed. If any of our product candidates receive FDA approval, we expect to rely on one or more third-party contractors to manufacture our drugs. If our current or future third-party manufacturers cease to supply the drugs in the quantity and quality we need to manufacture our drug candidates or if they are unable to comply with good manufacturing practice and other government regulations, the qualification of additional or replacement manufacturers could be a lengthy process and there may not be adequate alternatives to meet our needs, which would negatively affect our business. We may not be able to obtain the necessary drugs used in our products in the future on a timely basis, if at all.

If our sole supplier of chitosan fails to provide us sufficient quantities, we may not be able to obtain an alternative supply on a timely or acceptable basis.

   We currently rely on a sole-source for our supply of chitosan, a principal component of our intranasal morphine product candidate. Under our agreement with West Pharmaceutical, which will expire on September 21, 2002, we are required to purchase from West Pharmaceutical all of the chitosan required for use in our intranasal morphine clinical trials, subject to West Pharmaceutical's ability to supply the full amount we require. There are relatively few alternative sources of supply for chitosan and we may not be able to obtain a sufficient supply of chitosan from West Pharmaceutical or other suppliers, or at all. We may also not be able to find alternative suppliers in a timely manner that would provide chitosan at acceptable quantities and prices. Any interruption in the supply of chitosan would disrupt our ability to manufacture intranasal morphine and could have a material adverse effect on our business.

We have no experience selling, marketing or distributing products and no internal capability to do so.

   We currently have no sales, marketing or distribution capabilities. In order to commercialize our products, if any are approved, we intend to develop internal sales, marketing and distribution capabilities to target particular markets for our products, as well as make arrangements with third parties to perform these services for us with respect to other markets for our products. We may not be able to establish these capabilities internally or hire marketing and sales personnel with appropriate expertise to market and sell our products, if approved. In addition, even if we are able to identify one or more acceptable collaborators to perform these services for us, we may not be able to enter into any collaborative arrangements on favorable terms, or at all.

   If we enter into any collaborative arrangements for the marketing or sale of our products, our product revenues are likely to be lower than if we marketed and sold our products ourselves. In addition, any revenues we receive would depend upon the efforts of our collaborators, which may not be adequate due to lack of attention or resource commitments, management turnover, change of strategic focus, business combinations, their inability to comply with regulatory requirements, or other factors outside of our control. Depending upon the terms of our collaboration, the remedies we have against an under-performing collaborator may be limited. If we were to terminate a relationship, it may be difficult or impossible to find a replacement collaborator on acceptable terms, if at all.

We are faced with intense competition and rapid technological change, which may make it more difficult for us to achieve significant market penetration. If we cannot compete successfully for market share against other drug companies, we may not achieve sufficient product revenues and our business will suffer.

   The market for our product candidates is characterized by intense competition and rapid technological advances. If our product candidates receive FDA approval, they will compete with a number of existing and future drugs and therapies developed, manufactured and marketed by others which use opioids and NSAIDs as pain management. If our competitors' existing products or new products are more effective than or considered superior to our future products, the commercial opportunity for our product candidates will be reduced or eliminated. Existing or future competing products may provide greater therapeutic convenience or clinical or other benefits for a specific indication than our products, or may offer comparable performance at a lower cost. We face competition from fully integrated pharmaceutical companies and smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. If we are successful in penetrating the market for pain treatment with our product candidates, other companies may be attracted to the market. Many of our competitors have opioid or NSAID painkillers already approved or in development. In addition, many of these competitors, either alone or together with their collaborative partners, are larger than we are and have substantially greater financial, technical, research, marketing, sales, distribution and other resources than we do. Our competitors may develop or market products that are more effective or commercially attractive than any that we are developing or marketing. Our competitors may obtain regulatory approvals, and introduce and commercialize products before we do. These developments could have a significant negative effect on our financial condition. Even if we are able to compete successfully, we may not be able to do so in a profitable manner.

If we fail to adequately protect or enforce our intellectual property rights or secure rights to patents of others, we may be unable to compete effectively.

   Our success, competitive position and future revenues will depend in part on our ability and the abilities of our third-party licensors to obtain and maintain patent protection for our products, methods, processes and other technologies and to preserve our trade secrets.

   To date, we have licenses to certain patent rights, including rights under U.S. patents and U.S. patent applications and under foreign patents and patent applications, related to our product candidates. We anticipate filing additional patent applications both in the United States and in other countries, as appropriate. The procedures for obtaining an issued patent in the United States and in most foreign countries are complex. These procedures require an analysis of the scientific technology related to the invention and many legal issues. Accordingly, we expect that the examination of our patent applications will be complex and time consuming. We do not know when, or if, we will obtain additional issued patents for our technologies.

   We cannot predict whether or not:

   o any additional patents will issue and the degree and range of protection they will afford us against competitors,

   o others will obtain patents claiming aspects similar to those covered by our patents and patent applications,

   o we will need to initiate litigation or administrative proceedings regarding our patents, which may be costly whether we win or lose or

   o third parties will find ways to challenge, invalidate or otherwise circumvent our patent rights that we currently hold or license.

   The degree and range of protection afforded by any of our licensed patents, as with all patents, is defined by the breadth of the claims of the patent.
As the components of our product candidates are commercially available to third parties, it is possible that competitors may design formulations, propose dosages, or develop methods or routes of administration with respect to these components that would be outside the scope of the claims of one or more, or of all, of our licensed patents. This would enable their products to effectively compete with our product candidates.

   We may have to institute costly legal action to protect our intellectual property rights. We may not be able to afford the costs of enforcing our intellectual property rights. Consequently, we do not know how much, if any, protection our patents will provide. A third party might request a court to rule that our patents are invalid or unenforceable. In such a case, even if the validity and enforceability of our patents were upheld, a court might hold that the third party's actions do not infringe our patent.

   The laws of some countries may not protect our intellectual property rights to the same extent as U.S. laws. For example, methods of treating humans are not patentable subject matter in many countries outside of the United States. It may be necessary or useful for us to participate in proceedings to determine the validity of our foreign patents or those of our competitors, which could result in substantial cost and divert our efforts and attention from other aspects of our business. These and other issues may limit the patent protection we will be able to secure outside of the United States.

   Our success also depends upon the skills, knowledge and experience of our scientific and technical personnel, our consultants and advisors as well as our licensors and contractors. To help protect our proprietary know-how and our inventions, we also rely on trade secret protection and confidentiality agreements, in addition to patents. However, trade secrets are difficult to protect. To this end, we require all of our employees, consultants, advisors and contractors to enter into agreements that prohibit the disclosure of our trade secrets and other confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business. These agreements may not provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information. If any of our trade secrets, know-how or other proprietary information is disclosed, or if third parties independently discover our trade secrets or proprietary information, the value of our trade secrets, know-how and other proprietary rights would be significantly impaired and our business and competitive position would suffer.

   Many of our employees and consultants were, and many of our consultants may currently be, parties to confidentiality agreements with other companies. While our confidentiality agreements with these employees and consultants require that they do not bring to us, or use without proper authorization, any third party's proprietary technology, if they violate their agreements, we could suffer claims or liabilities.

   Technology licensed to us by others, or in-licensed technology, is important to our business. We may not control the patent prosecution, maintenance or enforcement of some of our in-licensed technology. Accordingly, we may be unable to exercise the same degree of control over this intellectual property as we would over our internally developed technologies. Moreover, our rights to in-licensed technology could be terminated under the terms of our license agreements, including upon a default by us. While we are not, to our knowledge, currently in default under any of these agreements, we cannot assure you that we will not default under them in the future. If such a default were to occur under any of these agreements, we could lose our rights to the in-licensed technologies or other products that are the subject of that agreement, including our rights to continue to develop that technology. The loss of these technologies, products or rights could harm our business.

A dispute regarding the infringement or misappropriation of our proprietary rights or the proprietary rights of others could be costly and result in delays in our research and development activities.

   Our success, competitive position and future revenues will also depend in part on our ability to operate without infringing on or misappropriating the proprietary rights of others. Since our product candidates contain components that are well known and that have been in use by other companies, our product candidates could infringe the proprietary rights of third parties. We are aware of one third party who could allege that certain uses of our product candidates infringe its proprietary rights. We do not intend to market our products for such uses, nor are we aware of any such uses currently in practice, but we may not be able to avoid claims or liability with respect thereto because we cannot prevent others from using our products for such uses in the future.

   If our products, methods, processes and other technologies infringe the proprietary rights of other parties, we could incur substantial costs and we may have to:

   o obtain licenses, which may not be available on commercially reasonable terms, if at all,

   o redesign our products or processes to avoid infringement,

   o stop using the subject matter claimed in the patents held by others,

   o pay damages or

   o defend litigation or administrative proceedings which may be costly whether we win or lose, and which could result in a substantial diversion of our valuable management resources.

We may not successfully manage our growth.

   Our success will depend upon the expansion of our operations and the effective management of our growth. We expect to experience significant growth in the scope of our operations and the number of our employees. If we grow significantly, such growth will place a significant strain on our management and on our administrative, operational and financial resources. To manage this growth, we must expand our facilities, augment our operational, financial and management systems and hire and train additional qualified personnel. Our future success is heavily dependent upon growth and acceptance of our future products. If we are unable to scale our business appropriately or otherwise adapt to anticipated growth and new product introduction, our business and financial condition will be harmed.

We depend upon Paramount Capital Investments, LLC for all of our current infrastructure-related administrative services and office support and equipment.

   Paramount Capital Investments, LLC, an affiliate of one of our principal stockholders, currently provides all of our office space, some members of our management and employees and certain administrative and legal assistance at no cost to us. Paramount also provides us with computer hardware and software and services related to the development, management and maintenance of our internal data and file storage, as well as office equipment. The estimated fair value of the assistance provided by Paramount to us totaled $401,898 for the nine months ended September 30, 2001. We currently do not have an agreement in place with Paramount governing all aspects of this relationship. We do, however, have an agreement in place with Paramount under which Paramount has waived any claim for reimbursement for such assistance, and will continue to waive any claim for reimbursement for any assistance provided to us through the end of the third quarter of 2002. We cannot assure you that Paramount will continue to provide us with assistance at no cost to us or that we will be able to obtain similar services at comparable prices, or at all, upon the expiration of the obligations of Paramount under our current agreements. In the absence of such an agreement, we cannot assure you that we will be able to maintain access to these services from Paramount or be able to obtain these services at comparable prices, or at all. We cannot assure you that we will be able to develop internal infrastructure-related services sufficient to operate our business. We also have an agreement with Paramount under which Paramount assigned to us all ownership rights in all proprietary technology and information developed with the assistance of Paramount. In addition, we have an agreement stating that Paramount will maintain our proprietary information in confidence for a period of ten years from the date they receive such proprietary information. Due to the existing arrangements, Paramount may be able to exert influence over our business and affairs.

We currently have no permanent facilities.

   We currently share office space with Paramount Capital Investments, on a rent-free and informal basis. We do not have any contractual rights to continue that arrangement. We currently have an agreement in place with Paramount under which Paramount has waived any claim for reimbursement for any payments regarding this arrangement, and will continue to waive any claim for reimbursement for any similar payments through the end of the third quarter of 2002. If we are to succeed, we will need to maintain an office for our employees at some point in the future. We cannot assure you that we will be able to acquire these facilities on acceptable terms, or at all.

We may be exposed to liability claims associated with the use of hazardous materials and chemicals.

   Our research and development activities involve the controlled use of hazardous materials and chemicals. Although we believe that our safety procedures for using, storing, handling and disposing of these materials comply with federal, state and local laws and regulations, we cannot completely eliminate the risk of accidental injury or contamination from these materials. In the event of such an accident, we could be held liable for any resulting damages and any liability could materially adversely affect our business, financial condition and results of operations. In addition, the federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous or radioactive materials and waste products may require us to incur substantial compliance costs that could materially adversely effect our business and financial condition.

We rely on key executive officers and scientific and medical advisors, and their knowledge of our business and technical expertise would be difficult to replace.

   We are highly dependent on Dr. Leonard Firestone, our Chief Executive Officer and Chief Medical Officer, as well as other executive officers, including Douglas A. Hamilton, our Chief Operating Officer and Chief Financial Officer, Dr. Fred Mermelstein, our President, and Dr. Randi Albin, our Chief Scientific Officer. We have entered into an employment agreement with Dr. Firestone. In addition, Dr. Mermelstein devotes only 80% of his business time to us and the remainder to Paramount Capital Investments. We do not have "key person" life insurance policies for any of our officers. The loss of the technical knowledge and management and industry expertise of any of our key personnel could result in delays in product development, loss of customers and sales, if any, and diversion of management resources, which could adversely affect our operating results.

   In addition, we rely on members of our scientific advisory board and clinical advisors to assist us in formulating our research and development strategy. All of the members of our scientific advisory board and our clinical advisors have other jobs and commitments that may limit their availability to work with us.

If we are unable to hire additional qualified personnel, our ability to grow our business may be harmed.

   We will need to hire additional qualified personnel with expertise in preclinical studies, clinical research and trials, government regulation, formulation and manufacturing and sales and marketing. We compete for qualified individuals with numerous biopharmaceutical companies, universities and other research institutions. Competition for such individuals, particularly in the New York City area, is intense, and we may not be able to hire sufficient personnel to support our efforts.

We may incur substantial liabilities and may be required to limit commercialization of our products in response to product liability lawsuits.

   The testing and marketing of medical products entails an inherent risk of product liability. Although side effects from our clinical trials thus far have been limited to symptoms known to be associated with these medications, such as dysphoria and nausea, we may be held liable if any more serious adverse reactions from the use of our product candidates occurs. Our product candidates involve a new method of delivery for potent drugs that require greater precautions to prevent unintended use, especially since they are designed for patients' self-use rather than being administered by medical professionals. For example, the FDA may require us to develop a comprehensive risk management program for our product candidates to reduce the risk of improper patient selection, diversion and abuse. The failure of these measures could result in harmful side effects or death. As a result, consumers, regulatory agencies, pharmaceutical companies or others might make claims against us. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop, alone or with corporate collaborators. We currently carry clinical trial insurance but do not carry product liability insurance. We, or any corporate collaborators, may not be able to obtain insurance at a reasonable cost, if at all. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate if any claim arises.

                         Risks Related To The Offering

Management will have broad discretion over the use of the net proceeds of this offering, and may not use such proceeds effectively.

   Our management will have broad discretion as to the application of the net proceeds of this offering and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not approve of the manner in which our management chooses to allocate and spend the net proceeds. The net proceeds may be used for corporate purposes that do not increase our operating results or market value.

Our stock price could be volatile and the value of your investment could decline.

   After this offering, you may not be able to resell your shares at or above the initial public offering price. The trading price for our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

   o publicity regarding actual or potential clinical results relating to products under development by our competitors or us,

   o delay or failure in initiating, completing or analyzing preclinical studies or clinical trials or unsatisfactory design or results of these tests,

   o achievement or rejection of regulatory approvals by our manufacturers, suppliers, distributors, competitors or us,

   o announcements of technological innovations or new commercial products by our competitors or us,

   o developments concerning proprietary rights, including patents,

   o developments concerning our collaborations,

   o regulatory developments in the United States and foreign countries,

   o economic or other crises and other external factors,

   o period-to-period fluctuations in our revenue and other results of operations,

   o changes in financial estimates by securities analysts, and

   o sales of our common stock.

   We will not be able to control many of these factors, and we believe that period-to-period comparisons of our financial results will not necessarily be indicative of our future performance. If our revenues, if any, in any particular period do not meet expectations, we may not be able to adjust our expenditures in that period, which could cause our operating results to suffer further. If our operating results in any future period fall below the expectations of securities analysts or investors, our stock price may fall by a significant amount.

   In addition, the stock market in general, and the Nasdaq National Market and the market for biotechnology companies in particular, has experienced extreme price and volume fluctuations that may have been unrelated or disproportionate to the operating performance of individual companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance.

We are at risk of securities class action litigation due to our expected stock price volatility.

   In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. Due to the expected volatility of our stock price, we may be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources from our business.

An active trading market for our common stock may not develop.

   Before this offering, there was no public market for our common stock. An active public market for our common stock may not develop or be sustained after this offering. We will determine the initial public offering price of our common stock based on negotiations between the representatives of the underwriters and our management concerning the valuation of our common stock, and this price may not be indicative of future market prices. The public market may not agree with or accept this valuation. The factors to be considered in determining the initial public offering price of our common stock, in addition to prevailing market conditions, include:

   o estimates of our business potential and earnings prospects,

   o an assessment of our management, and

   o the consideration of these factors in relation to market valuations of companies in related businesses.

Because our directors, management and affiliates will retain significant control over us after this offering, they could control our actions in a manner that conflicts with our interests and the interests of our stockholders.

   We anticipate that our officers, directors and individuals or entities
affiliated with our directors will beneficially own approximately          %
of our outstanding common stock as a group after this offering closes. Acting together, these stockholders would be able to exercise significant influence over all matters that our stockholders vote upon, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also delay, deter or prevent a change in our control and may make some transactions more difficult or impossible to complete without the support of the stockholders.

We will be subject to the anti-takeover provisions of the Delaware General Corporation Law, which regulates corporate acquisitions and we have other anti-takeover provisions that may make it difficult for a third party to acquire us.

   Delaware law will prevent us from engaging, without the approval of our board of directors, or two-thirds of our stockholders, in transactions with any stockholder that controls, together with its affiliates, 15% or more of our outstanding common stock for three years following the date on which the stockholder first acquired 15% or more of our outstanding common stock. The anti-takeover provisions of our charter documents, including our board's
ability to issue up to             shares of preferred stock, and of the
Delaware General Corporation Law are likely to discourage potential acquisition proposals and delay or prevent a transaction resulting in a change in control.

If a large number of shares of our common stock are sold after this offering, the market price of our common stock could decline.

   If our stockholders sell substantial amounts of common stock in the public market, including shares that we may issue upon the exercise of outstanding options and warrants, the market price of our common stock could decline. This could also impair our ability to raise additional capital through the sale of
our equity securities. After this offering, we will have             shares of
common stock outstanding or, if the underwriters exercise their over-allotment
option in full,              shares of common stock outstanding. Of these
shares, the shares sold in this offering will be freely tradeable. The
remaining              shares are "restricted shares" and will become eligible
for sale in the public market at various times after 180 days after the date of this prospectus, subject to the limitations and other conditions of Rule 144 under the Securities Act.

   In addition, after this offering, the holders of           shares of common
stock will have registration rights with respect to these shares, allowing these stockholders to sell these shares in the market simultaneously with any further public offerings by us of our equity securities.

You will suffer immediate and substantial dilution because the net tangible book value of shares purchased in this offering will be substantially lower than the initial public offering price.

   The initial public offering price of the shares of common stock in this offering will significantly exceed the pro forma net tangible book value per share of our common stock. Any shares of common stock that investors purchase in this offering will have a pro forma net tangible book value per share of
$          per share less than the initial public offering price paid, assuming
an initial public offering price per share of $          . Accordingly, if you
purchase common stock in this offering, you will incur immediate and substantial dilution of your investment. We have issued options and warrants to acquire our common stock at prices significantly below the initial public offering price of our common stock in this offering. When any of these options or warrants are exercised, you will incur additional dilution. Upon the completion of certain milestones and upon mutual agreement of the parties, Dr. Weg and West Pharmaceutical may receive a cash or stock payment from us. If West Pharmaceutical receives our stock, we will be required to issue the stock at its then fair market value. If Dr. Weg receives our stock, we will be required to issue the stock at the average closing price for our shares of common stock for the ten consecutive trading days immediately preceding the achievement of such milestones. In addition, upon the completion of certain milestones, Shimoda Biotech (Proprietary) Ltd. and Farmarc Netherlands B.V. (Registration No. 2807216) may elect to receive a cash or stock payment from us. If Shimoda and Farmarc receive our stock, we will be required to issue the stock at the initial public offering price. If any of these stock payments occur, you will incur additional dilution. To the extent we raise additional capital by issuing equity securities in the future, you and our other stockholders may experience dilution and future investors may be granted rights superior to those of our current stockholders.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements. The forward-looking statements are principally contained in the sections entitled "Prospectus Summary," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ, perhaps materially, from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

   o our product development efforts,

   o anticipated operating losses and capital expenditures,

   o anticipated regulatory filing dates and clinical trial initiation dates,

   o our estimates regarding our capital requirements and our needs for additional financing,

   o our estimates for future revenues and profitability,

   o our selection and licensing of product candidates,

   o our ability to attract partners with acceptable development, regulatory and commercialization expertise,

   o the benefits to be derived from corporate collaborations, license agreements and other collaborative efforts, including those relating to the development and commercialization of our product candidates, and

   o sources of revenues and anticipated revenues, including contributions from corporate collaborations, license agreements and other collaborative efforts for the development and commercialization of our product candidates, and the continued viability and duration of those agreements and efforts.

   In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "intend," "potential" and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

   Market data and forecasts used in this prospectus, including, for example, estimates of the size and growth rates of the pain management market, have been obtained from independent industry sources. We have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size.

   You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is part, completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even though our situation may change in the future, unless we have obligations under the federal securities laws to update and disclose material developments related to previously disclosed information. We qualify all of our forward-looking statements by these cautionary statements.

                                USE OF PROCEEDS

   We estimate that the net proceeds we will receive from the sale of shares of
common stock will be approximately $          million, or approximately
$             million if the underwriters fully exercise their
over-allotment option, in each case after deducting the estimated underwriting discount and estimated offering expenses payable by us.

   The principal purposes of this offering are to increase funds available for:

   o research and development activities, including clinical trials,

   o milestone and other payments payable under our strategic agreements, including a minimum of $1.0 million and a maximum of $2.0 million in the aggregate payable to Shimoda Biotech (Proprietary) Ltd. and Farmarc Netherlands B.V. (Registration No. 2807216) upon the closing of this offering,

   o working capital, and

   o other general corporate purposes.

   The amount and timing of our actual expenditures will depend on numerous factors, including the progress of our research and development activities and clinical trials, the number and breadth of our product development programs, our ability to establish and maintain corporate collaborations and other arrangements and the amount of cash, if any, generated by our operations. In addition, a portion of the net proceeds may be used for the acquisition of businesses, products and technologies that are complementary to our own. We are not currently engaged in any negotiations to acquire any other company. We will retain broad discretion in the allocation and use of the net proceeds of this offering. Pending application of the net proceeds as described above, we intend to invest the remaining net proceeds from this offering in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

   We have never declared or paid cash dividends on our common stock and do not intend to pay dividends on our common stock in the foreseeable future. We presently intend to retain future earnings, if any, to finance the expansion and growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors that our board of directors deems relevant.

                                 CAPITALIZATION

   The following table describes our capitalization as of September 30, 2001:

   o on an actual basis,

   o on a pro forma basis to give effect to the sale of an aggregate of 989,991 shares of our series B convertible preferred stock on December 31, 2001 in a private placement for net proceeds of approximately $5.1
     million and the automatic conversion, on a     basis, of 5,004,116 shares
     of our outstanding series A and series B convertible preferred stock into shares of our common stock upon the closing of this offering,

   o on a pro forma as adjusted basis to give effect to:

    o  the sale of            shares of common stock by us in this offering at
       an assumed initial offering price of $           per share, after
       deducting the estimated underwriting discount and estimated offering
       expenses of $           payable by us,

    o the payment by us of a minimum of $1.0 million and a maximum of $2.0 million to Shimoda upon the closing of this offering in connection with a licensing agreement.


                                                                                                      As of September 30, 2001
                                                                                                -----------------------------------
                                                                                                                         Pro Forma
                                                                                                 Actual     Pro Forma   as Adjusted
                                                                                                --------    ---------   -----------
                                                                                                (in thousands, except share and per
                                                                                                            share data)
Convertible preferred stock, $0.001 par value per share, 6,500,000 shares authorized,
  4,014,125 shares issued and outstanding, actual, no shares issued and outstanding, pro
  forma and pro forma as adjusted...........................................................    $ 13,775    $             $
                                                                                                --------    --------      --------
Stockholders' (deficit) equity:
  Undesignated preferred stock, $0.001 par value per share,
            shares authorized, none issued and outstanding..................................
  Common stock, $0.001 par value per share,       shares authorized,        shares issued
   and outstanding, actual,           shares issued and outstanding, pro forma,
         shares issued and outstanding, pro forma as adjusted...............................          10          15
  Additional paid-in capital................................................................      21,536      40,387
  Deficit accumulated during the development stage..........................................     (27,852)    (27,852)
                                                                                                --------    --------
   Total stockholders' (deficit) equity.....................................................      (6,306)     12,550
                                                                                                --------    --------
    Total capitalization....................................................................    $  7,469    $ 12,550      $
                                                                                                ========    ========      ========


   The above table excludes:

   o shares of common stock issuable upon exercise of outstanding options as of September 30, 2001 at a weighted average exercise price of
     $     per share,

   o shares of common stock issuable upon exercise of options to be granted upon the closing of this offering at an exercise price equal to the initial public offering price,

   o shares of common stock issuable upon exercise of options to be granted prior to the closing of this offering at an exercise price equal to the initial public offering price,

   o shares of common stock issuable upon exercise of warrants outstanding as of September 30, 2001 at a weighted average exercise price
     of $     per share, and

   o shares of common stock issuable upon the exercise and assumed conversion of 15.83 purchase option units, which entitle each holder to
     purchase        shares of our series A convertible preferred stock at $
     per share and a warrant to purchase        shares of our common stock at
     $         per share.

                                    DILUTION

   Our pro forma net tangible book value as of September 30, 2001 was
approximately $12.6 million, or $    per share of common stock. Pro forma net
tangible book value represents the amount of our total tangible assets as of September 30, 2001, increased by approximately $5.1 million representing the net proceeds received by us for the sale on December 31, 2001 of an aggregate of 989,991 shares of series B convertible preferred stock, less total liabilities. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the pro forma number of shares of our common stock outstanding, which give effect to the automatic conversion of all of our series
A and series B convertible preferred stock into an aggregate of        shares of
our common stock, which will occur upon the closing of this offering. After giving effect to the issuance and sale by us of the shares of common stock offered by this prospectus and after deducting the estimated underwriting
discount and estimated offering expenses and an estimated payment of $     due
to Shimoda upon completion of this offering in connection with a licensing agreement payable by us, our pro forma as adjusted net tangible book value as of
September 30, 2001 would have been $    , or $     per share. This represents
an immediate increase in the pro forma net tangible book value of $     per
share to existing stockholders and immediate dilution of $     per share to
new investors participating in this offering, which is illustrated by the following table:

      Assumed initial public offering price per share ..........              $
                                                                              --------
       Pro forma net tangible book value per share as of
         September 30, 2001.....................................     $
                                                                     ---
       Increase per share attributable to this offering ........
                                                                     ---
      Pro forma as adjusted net tangible book value per share
       after this offering .....................................
                                                                              --------
      Dilution per share to new investors participating in this
       offering ................................................              $
                                                                              ========


   Assuming the exercise in full of the underwriters' over-allotment option, our pro forma as adjusted net tangible book value as of September 30, 2001
would have been $     , or $     per share. This represents an immediate
increase in the pro forma net tangible book value of $     per share to
existing stockholders and immediate dilution of $     per share to new
investors participating in this offering.

   The following table sets forth, on a pro forma as adjusted basis as of September 30, 2001, the differences between the total cash consideration paid and the average price per share paid by existing stockholders and new investors participating in this offering with respect to the number of shares of our common stock purchased from us based on an assumed initial public
offering price of $     per share:

                                                                                                 Total
                                                                      Shares Purchased       Consideration
                                                                     ------------------   -------------------   Average Price
                                                                      Number    Percent    Amount     Percent     Per Share
                                                                     -------    -------   --------    -------   -------------
      Existing Stockholders ......................................                   %    $                %       $
      New Investors ..............................................
                                                                     -------      ---     --------      ---
          Totals .................................................                100%    $             100%
                                                                     =======      ===     ========      ===


   The foregoing discussion and tables assume no exercise of any stock options or warrants and no issuance of shares reserved for future issuance under our equity plans. As of September 30, 2001, there were:

   o      shares of common stock issuable upon exercise of outstanding options
     at a weighted average exercise price of $     per share,

   o shares of common stock issuable upon exercise of options to be granted on or prior to the closing of this offering at an exercise price equal to the initial public offering price,

   o shares of our common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $ per share, and

   o shares of common stock issuable upon the exercise and assumed conversion of 15.83 purchase option units, which entitle each holder to
     purchase              shares of our series A convertible preferred stock
     at $           per share and a warrant to purchase               shares
     of our common stock at $                per share.

   To the extent that any of these options or warrants is exercised, your investment will be further diluted. In addition, we may grant additional options or warrants or issue other equity securities in the future that may be dilutive to investors in this offering.

                            SELECTED FINANCIAL DATA

   You should read the following selected financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this prospectus. The selected financial data presented below as of December 31, 1999 and 2000 and for the period from February 23, 1998 (inception) to December 31, 1998 and each of the two years in the period ended December 31, 2000 are derived from our financial statements, which are included elsewhere in this prospectus and which have been audited by PricewaterhouseCoopers LLP. The selected financial data presented below as of December 31, 1998 has been derived from our audited financial statements that are not included in this prospectus. The selected financial data as of September 30, 2001, for the nine months ended September 30, 2000 and 2001 and for the period from February 23, 1998 (inception) to September 30, 2001 are derived from our unaudited financial statements, which are included elsewhere in this prospectus and, in our opinion, reflect all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of our financial position and results of operations. Operating results for the nine months ended September 30, 2001 are not necessarily indicative of results that may be expected for any other interim period or for the year ending December 31, 2001.

                                                                                                                       Period from
                                                        Period from          Year Ended         Nine Months Ended     February 23,
                                                       February 23,         December 31,          September 30,           1998
                                                     1998 (inception)    ------------------     ------------------   (inception) to
                                                      to December 31,                                                 September 30,
                                                           1998           1999       2000        2000       2001          2001
                                                     ----------------    -------   --------    --------    -------   --------------
                                                                 (in thousands, except per share data)
Statement of Operations Data:
Revenues:
 Government grants ...............................        $   --         $    --   $    306    $     31    $   688      $    994
                                                          ------         -------   --------    --------    -------      --------
Operating expenses:
 Research and development(1)(2) ..................           207             665     21,833      21,420      3,084        26,789
 General and administrative(3) ...................           257             312      1,353       1,095      1,064         2,986
 Depreciation ....................................            --              --          1          --          2             3
                                                          ------         -------   --------    --------    -------      --------
   Total operating expenses.......................           464             977     23,187      22,515      4,150        28,778
                                                          ------         -------   --------    --------    -------      --------
   Operating loss.................................          (464)           (977)   (22,881)    (22,484)    (3,462)      (27,784)
Interest (expense), income net ...................            (6)           (229)      (143)       (291)       310           (68)
                                                          ------         -------   --------    --------    -------      --------
Net loss .........................................        $ (470)        $(1,206)  $(23,024)   $(22,775)   $(3,152)     $(27,852)
                                                          ======         =======   ========    ========    =======      ========
Net loss per common share:
 Basic and diluted ...............................        $(0.11)        $ (0.28)  $  (3.99)   $  (5.07)   $  (.33)
                                                          ======         =======   ========    ========    =======
 Weighted average shares .........................         4,168           4,241      5,766       4,492      9,564
                                                          ======         =======   ========    ========    =======
Pro forma net loss per share(4) ..................
 Basic and diluted ...............................                                 $  (3.35)               $  (.23)
                                                                                   ========                =======
 Weighted average shares .........................                                    6,866                 13,578
                                                                                   ========                =======

---------------
(1) Includes non-cash expense of $77 for the period from February 23, 1998 (inception) to December 31, 1998, $126 for the year ended December 31, 1999, $18,669 for the year ended December 31, 2000, $18,652 for the nine months ended September 30, 2000 and $189 for the nine months ended September 30, 2001.
(2) For the year ended December 31,2000 and the nine months ended September 30, 2000, includes costs associated with the acquisition of a license agreement valued at approximately $18.6 million in connection with our merger with Pain Management.
(3) Includes non-cash expense of $12 for the period from February 23, 1998 (inception) to December 31, 1998, $123 for the year ended December 31, 1999, $802 for the year ended December 31, 2000, $779 for the nine months ended September 30, 2000 and $212 for the nine months ended September 30, 2001.
(4) Pro forma net loss per share data presented above assume that the historical per share data are adjusted to reflect the conversion of all outstanding shares of series A convertible preferred stock into common stock, on a weighted average basis, as if they had been converted on the date of issuance. Pro forma net loss per share data for the period from February 23, 1998 (inception) to December 31, 1998, the year ended December 31, 1999 and the nine months ended September 30, 2000 have been intentionally omitted.

                                                                                             As of December 31,           As of
                                                                                        ---------------------------   September 30,
                                                                                         1998      1999      2000          2001
                                                                                        -----    -------    -------   -------------
                                                                                               (in thousands)
Balance Sheet Data:
  Cash and cash equivalents..........................................................   $  49    $   253    $10,084      $ 7,880
  Working capital (deficit)..........................................................    (379)    (1,268)    10,175      $ 7,027
  Total assets.......................................................................      49        398     10,498      $ 8,674
  Convertible preferred stock........................................................      --         --     13,775      $13,775
  Stockholders' (deficit)............................................................    (379)    (1,136)    (3,556)     $(6,306)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


   You should read the following discussion in conjunction with our financial statements, the related notes and other financial information appearing elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

   We have devoted substantially all of our resources since we began our operations in February 1998 to the development of proprietary pharmaceutical products for the treatment of pain. We are a development stage pharmaceutical company and have not generated any revenues from product sales. We have not been profitable and, since our inception, we have incurred a cumulative net loss of approximately $27.9 million through September 30, 2001. These losses have resulted principally from costs incurred in research and development activities, including acquisition of technology rights and general and administrative expenses. We expect to incur additional operating losses until such time as we generate sufficient revenue to offset expenses and may never achieve profitable operations.

   Research and development, manufacturing and marketing costs will continue to increase as we advance our product candidates and prepare for the commercialization of our products pending regulatory approval.

   In September 2000, we merged with Pain Management, Inc. in exchange for five million shares of our common stock. At the time of the merger, the only asset held by us was a license agreement with West Pharmaceutical Services, Inc. We remained dormant until the merger and the execution of the license agreement. The merger was accounted for financial reporting purposes as the acquisition of a license agreement by the predecessor company and a reorganization with Innovative Drug Delivery Systems, Inc. as the surviving entity. As a result, our assets, liabilities and historic operating results prior to September 2000 are those of Pain Management. The fair value of the license agreement was determined to be approximately $18.6 million based on the then fair value of the common stock we issued. Since the licensed technology had not reached technological feasibility and had no alternative future use, the fair value of the consideration issued to obtain the license agreement was expensed as research and development at the time the merger closed.

   As of September 30, 2001, if certain defined events occur, we would be required to pay West Pharmaceutical in the future an aggregate of $11.25 million for research and development milestones. In addition, as of December 2001, under the license agreement with Shimoda Biotech (Proprietary) Ltd., we are obligated to pay a license fee of $1.5 million to Shimoda. In addition, following completion of this offering, we are obligated to pay Shimoda and Farmarc Netherlands B.V. (Registration No. 2807216) an aggregate of 2% of the proceeds of this offering, subject to a minimum payment of $1.0 million and a maximum payment of $2.0 million. Under this agreement, we are also obligated to make certain payments to Shimoda upon the occurrence of specified developmental milestones and pay a royalty based upon our and our sublicensees' sales of products. In addition, under the license agreement with Stuart Weg, we are obligated to make aggregate milestone payments of approximately $1.6 million upon the earlier of certain defined events and satisfaction of certain clinical and regulatory milestones, of which $300,000 was paid as of September 30, 2001.

Non-Cash Expense and Financial Support Provided by a Principal Stockholder

   Since our inception, we have issued stock or granted stock options or warrants to non-employee lenders and consultants for which we recorded non-cash expense of approximately $93,000 in 1999 and $708,000 in 2000.

   Since our inception, Paramount Capital Investments, LLC has provided us with office space, industry expertise, financial support and certain administrative and legal assistance at no cost to us. Paramount Capital

Investments is an affiliate of Paramount Capital, Inc., which, in turn, is affiliated with one of our principal stockholders. Paramount Capital is an integrated, privately held, full-service investment banking firm specializing in private placements of equity and debt securities for publicly traded and privately held biotechnology and biopharmaceutical companies. Paramount's assistance has allowed us to focus our available cash resources almost exclusively on product development and has reduced our cash burn rate through in-kind overhead contributions.

   The estimated fair value of Paramount's assistance has been reflected in the accompanying financial statements as an expense in the period benefited with a corresponding deemed capital contribution. The estimated fair value of the financial assistance totaled $89,531 for the period from February 23, 1998 (inception) to December 31, 1998, $155,917 for the year ended December 31,
1999 and $163,376 for the year ended December 31, 2000 and $122,530 for the nine month period ended September 30, 2000 and $401,898 for the nine month period ended September 30, 2001.

Results of Operations

   Revenues. With the exception of revenues derived from government grants, we have generated no operating revenues since our inception and do not expect operating revenues for the foreseeable future. In the second half of 2000, we were awarded a $1.2 million research and development grant for intranasal ketamine from the Department of Defense, or DOD, payable monthly from October 1, 2000 to October 31, 2003. Also in 2000, we were awarded a $298,000 research and development grant from the National Institutes of Health, or NIH, for intranasal ketamine. The DOD and NIH grants are billed monthly as costs are incurred.

   Research and Development Expenses. Research and development expenses consist primarily of salaries and related expenses for personnel, materials and supplies used to develop our product candidates. Other research and development expenses include compensation paid to consultants and outside service providers and the costs to license acquired technologies that have no alternative future use. We expense research and development costs as incurred. We expect that we will continue to incur significant research and development expenses in the future.

   General and Administrative Expenses. General and administrative expenses consist primarily of salaries and other related costs for personnel in executive, finance, accounting, information technology and human resource functions. Other costs include facility costs and professional fees for legal and accounting services.

   Interest Income and Expense. Interest income consists of interest earned on our cash and cash equivalent balances. Interest expense consists of interest incurred on loans.

Nine Months Ended September 30, 2000 and 2001

   Revenues. Grant revenue increased from $30,583 for the nine-month period ended September 30, 2000 to $687,742 for the nine month period ended September 30, 2001. The increase is attributable to grant revenue resulting from an increase in resources dedicated to fulfilling our obligations under the DOD and NIH grants.

   Research and Development Expenses. Research and development expenses decreased from $21.4 million for the nine-month period ended September 30, 2000 to approximately $3.1 million for the nine-month period ended September 30, 2001. The decrease in research and development expense resulted primarily from an $18.6 million noncash charge we recorded for the nine months ended September 30, 2000 for the fair value of the license agreement purchased in connection with the merger with Pain Management. Excluding the non-cash charge, research and development expenses increased from approximately $2.8 million for the nine-month period ended September 30, 2000 to $3.1 million for the nine-month period ended September 30, 2001.

   This increase resulted from increased costs associated with the clinical development of our lead product candidates, intranasal ketamine and intranasal morphine. Four human clinical trials were active during the period, including two intranasal ketamine Phase II clinical trials and two intranasal morphine Phase I clinical trials. Our consulting expenses also increased as a result of increased clinical activity associated with protocol development, regulatory management and report finalization.

   General and Administrative Expenses. General and administrative expenses remained constant at approximately $1.1 million for the nine-month periods ended September 30, 2000 and September 30, 2001. We expect general and administrative expenses to increase as we hire additional personnel, lease our own facilities and separate our operations from Paramount.

   Interest Expense. Interest expense decreased from $295,036 for the nine-month period ended September 30, 2000 to zero for the nine-month period ended September 30, 2001. The decrease in interest expense was due to the repayment of $475,000 of bank notes and $1.0 million of bridge notes during 2000 from the net proceeds of our September 2000 series A convertible preferred stock financing. We had no debt outstanding during 2001.

   Interest Income. Interest income increased from $4,266 for the nine-month period ended September 30, 2000 to $309,715 for the nine-month period ended September 30, 2001. The increase in interest income was primarily due to interest earned on the net proceeds raised from our September 2000 series A convertible preferred stock financing.

The Period from February 23, 1998 (inception) to December 31, 1998 and the Years Ended December 31, 1999 and 2000

   Revenues. We generated no operating revenues during 1998 and 1999. We generated revenues of $306,035 in 2000 due to the commencement of projects funded by grants from the DOD in July 2000 and the NIH in September 2000.

   Research and Development Expenses. Research and development expenses increased from $206,618 in 1998 to $664,636 in 1999 and to $21.8 million in 2000. The increase in research and development expense from 1998 to 1999 resulted primarily from the license fee paid to West Pharmaceutical for entering into a license agreement for intranasal morphine and subsequent costs associated with initiation of the intranasal morphine development program. The increase in research and development expenses from 1999 to 2000 resulted primarily from costs associated with acquisition of a license agreement valued at approximately $18.6 million in connection with the merger with Pain Management.

   General and Administrative Expenses. General and administrative expenses increased from $256,980 in 1998 to $312,079 in 1999 and increased to $1.4 million in 2000. The increase in general and administrative expenses resulted primarily from the hiring of additional personnel, including senior level management, and costs associated with business development, consulting services related to market research, fundraising and travel. The increase in general and administrative expenses from 1998 to 1999 was due to the hiring of additional personnel. The increase in general and administrative expenses from 1999 to 2000 resulted primarily from non-cash compensation expenses of approximately $708,000 relating to options granted to non-employees and from an increase in the number of personnel from three employees in the first quarter of 1999 to seven employees in the fourth quarter of 2000 and related expenses necessary to support our growth.

   Interest Expense. Interest expense increased from $6,602 in 1998 to $239,092 in 1999 and $320,533 in 2000. The increase in interest expense from 1998 to 1999 and from 1999 to 2000 resulted from interest accrued on the bridge notes. Between April 1999 and July 2000, the bridge notes accrued interest at a rate of 12% per annum for the first 12 months and 15% per annum thereafter.

   Interest Income. Interest income increased from zero in 1998 to $10,572 in 1999 and $177,490 in 2000. The increase in interest income from 1998 to 1999 reflected interest earned from proceeds raised from $1.0 million of our bridge notes issued from April through July 1999. The increase in interest income from 1999 to 2000 reflected higher invested balances during 2000 due primarily to interest earned on the proceeds of our September 2000 series A convertible preferred stock financing.

Liquidity and Capital Resources

   As of September 30, 2001, we had cash and cash equivalents of approximately $7.9 million, and working capital was approximately $7.0 million.

   From inception through September 30, 2001, net cash used in operating activities was approximately $6.8 million. From inception through September 30, 2001, net cash used in investing activities was $74,670, primarily due to the acquisition of products, furniture and fixtures and office equipment, and the purchase of short-term investments. From inception through September 30, 2001, net cash provided by financing activities was $14.8 million. The principal source of cash was from equity and debt financings.

   We expect that our operating expenses and capital expenditures will increase in future periods as a result of increased preclinical studies and clinical trial activity, research and development and the anticipated commercialization of our product candidates, assuming we receive the necessary regulatory approvals. The initiation of commercial activities will require the hiring of additional staff to coordinate contract manufacturing services at multiple locations. Research and development expenditures, including clinical trials, are expected to increase as we continue to develop new product candidates.

   We also intend to hire additional research and development, clinical and administrative staff. Our capital expenditure requirements will depend on numerous factors, including the progress of our research and development programs, the time required to file and process regulatory approval applications, the ability to obtain additional licensing arrangements, and the demand for our product candidates, if and when approved by the FDA or other regulatory authorities. Our expenditures would also increase if we are required to pay Paramount or other third parties for administrative and other costs, including rent.

   We believe that our current cash and investment position will be sufficient to fund our operations and capital expenditures at least through the next 12 months.

Income Taxes

   As of September 30, 2001, we had approximately $7.7 million of net operating loss carryforwards available to offset future taxable income. These carryforwards will begin to expire in 2018.

Recent Accounting Pronouncements

   In July 2001, the Financial Accounting Standards Board issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets." FAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. FAS 141 also specifies that certain intangible assets acquired in a purchase method business combination must be recognized and reported apart from goodwill. FAS 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. FAS 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment. FAS 141 is required to be adopted immediately and FAS 142 will be adopted on January 1, 2002. As we currently have not acquired a business as defined by FAS 141, adoption has had no impact on our financial statements.

   In July 2001, The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." The objective of FAS 143 is to provide accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. The retirement obligations included within the scope of FAS 143 are those that an entity cannot avoid as a result of either the acquisition, construction or normal operation of a long-lived asset. Components of larger systems also fall under FAS 143, as well as tangible long-lived assets with indeterminable lives. FAS 143 is required to be adopted on January 1, 2003. We do not expect the adoption of FAS 143 to have any impact on our financial statements.

   The Financial Accounting Standards Board issued FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The objectives of FAS 144 are to address significant issues relating to the implementation of FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and to develop a single accounting model, based on the framework established in FAS 121, for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. The provisions of FAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. We do not expect the adoption of FAS 144 to have any impact on our financial statements.

Disclosure About Market Risk

   Our exposure to market risk is principally confined to our cash equivalents, all of which currently have maturities of less than three months. We maintain a non-trading investment portfolio of investment grade, liquid debt securities that limits the amount of credit exposure to any one issue, issuer or type of instrument. The fair value of these securities approximates their cost.

   The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from investments without significantly increasing risk. Some of the securities that we may invest in may be subject to market risk. This means that a change in prevailing interest rates may cause the value of the investment to fluctuate. For example, if we purchase a security that was issued with a fixed interest rate and the prevailing interest rate later rises, the value of our investment will probably decline. To minimize this risk, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds and government and non-government debt securities. In general, money market funds are not subject to market risk because the interest paid on such funds fluctuates with the prevailing interest rate. As of September 30, 2001, we neither had any holding of derivative financial or commodity instruments, nor any foreign currency denominated transactions, and all of our cash and cash equivalents were in money market and checking funds.

                                    BUSINESS


   We are a specialty pharmaceutical company that applies proprietary technologies to develop new drugs and improved formulations of existing drugs for the prescription pain management market. We believe that our product candidates address unmet medical needs for breakthrough cancer pain, postoperative pain, lower-back pain, pain due to orthopedic injury, dental pain and other indications. We believe our product candidates offer enhanced pain relief, improved side effect profiles and faster onset of pain relief compared to currently available treatments.

Definition of Pain

   Pain is an unpleasant sensory and emotional experience. The sensation of pain can be caused by actual or potential tissue damage, such as that resulting from an injury or trauma, or may be the result of a disease.

Classifications of Pain

   How an individual feels pain is a complicated process that is carried out by the central nervous system. Each individual's perception of pain is a subjective and personal experience. In order to prescribe the appropriate medications for treatment, clinicians evaluate pain according to duration, intensity and cause. Duration describes the period of time over which pain impacts a patient's life before it is resolved. The intensity of pain directly impacts a patient's ability to perform routine, everyday activities, ranging from daily work to self-care. The cause of pain is linked to its underlying origin, whether it be the consequence of direct injury or an inflammatory process. The overall experience of pain is a combination of these three factors. Clinicians consider each of these factors, individually and collectively, when developing the therapeutic regimen most effective for patients.

Pain Categories

   The duration of pain can be categorized as either acute or chronic depending on its origin.

   Acute pain is typically brief in duration and eases of its own accord or after successful treatment of the underlying problem. Acute pain usually results from trauma or surgery.

   Episodic flare-ups of acute pain occurring on a background of treated, persistent pain may complicate chronic pain. These flare-ups are referred to as "breakthrough pain" and may be frequent and unpredictable.

   Chronic pain persists or recurs for prolonged periods and may last for a patient's lifetime despite the healing process. Some of the more common types of chronic pain are associated with cancer and other long-term conditions, including lower-back pain.

Pain Intensity

   The intensity of pain can be described as mild, moderate or severe.

   Mild pain generally does not affect the routines of daily life. Common examples of mild pain include muscular aches and mild headaches. Mild pain almost always responds to over-the-counter medications such as NSAIDs, including aspirin and acetaminophen.

   Moderate pain can affect an individual's daily life and can be debilitating. Common examples of moderate pain include pain from minor surgery or orthopedic injury. Such pain may require treatment with prescription pain medicines, typified by opioids, including morphine, and stronger NSAIDs, including ketorolac.

   Severe pain drastically interferes with even the simplest daily activities and undermines an individual's quality of life. Common examples of severe pain include pain resulting from serious underlying conditions, including cancer, major surgery or trauma. Treatment of severe pain requires the most potent medications, typically prescription opioid narcotics, including morphine and fentanyl, at very high doses.

Causes of Pain

   The causes of pain are classified as somatic, visceral and neuropathic. Each of these causes is differentiated by the tissue affected.

   Somatic pain results from injuries to skin, muscle, bone, or joint and is typically characterized as a sharp pain that is localized to an injured area. Somatic pain may be mild, moderate or severe in intensity, depending on the extent of the injury.

   Visceral pain is produced by injury, inflammation or stretching of internal organs and is typically characterized by diffuse, poorly localized, dull and vague pain. Visceral pain is usually moderate-to-severe in intensity, such as abdominal pain accompanying appendicitis or the passing of a kidney stone.

   Neuropathic pain is produced by injuries or inflammation of nerves and is typically characterized by diffuse, burning pain. Cancer pain is one of the most common examples of neuropathic pain.

   The following table gives examples of how common indications of pain can be described using the classifications set forth above:

Indication                      Category               Intensity                                 Cause
----------                      --------               ---------                                 -----
Breakthrough Cancer Pain    Acute                  Moderate-to-Severe                         Neuropathic
                            Episodes of
                            Chronic Pain
Postoperative Pain          Acute Pain             Mild-to-Severe                  Somatic, Visceral, or Neuropathic
Lower-Back Pain             Acute Pain             Mild-to-Severe                               Somatic
                            and Acute
                            Episodes of
                            Chronic Pain
Orthopedic Injury           Acute Pain             Mild-to-Severe                               Somatic
Dental Pain                 Acute Pain             Mild-to-Severe                               Somatic


Pain Management Market

   Pain is a serious health and economic problem. According to Front Line Strategic Management Consulting, Inc., the worldwide market for therapeutics to manage pain is expected to grow from $22 billion in 2000 to $30 billion in 2007. Over the past ten years, the healthcare industry has taken active measures that focus on the importance of pain management as a component of patient care. These measures include:

   o The designation of pain management as a recognized subspecialty for physicians by the American Board of Medical Specialties in 1991.

   o The 1994 publication by the Agency for Health Care Policy and Research, U.S. Department of Health and Human Services, or AHCPR, of guidelines for the treatment of breakthrough cancer pain recommending the administration of regularly scheduled analgesic doses as well as additional doses of breakthrough pain medication.

   o The requirement, as of 1999, for all U.S. hospitals and healthcare facilities to assess the adequacy of pain treatment for each patient on a regular basis in order to achieve accreditation by the Joint Commission on Accreditation of Healthcare Organizations.

   o The recommendation by the World Health Organization to increase the availability of opioids in order to meet demand for treatment of patients in pain.

Because of the increasing awareness of the importance of pain management by the healthcare industry, growth in the pain management market has been significant in recent years and is expected to continue. Additional factors that are contributing to the growth of the pain management market include:

   o population demographic shifts growing the target market population,

   o new therapies that have increased survival times for patients with chronic conditions,

   o increasing recognition of the therapeutic and economic benefits of effective pain management by physicians, healthcare providers and payors,

   o rapid market acceptance of new products with novel mechanisms of action, and

   o targeted markets that permit cost-effective selling and marketing.

   Left unmanaged, pain can significantly compromise an individual's quality of life. Drugs are a key element in the treatment of pain. The drugs most commonly used to treat acute, moderate-to-severe pain include strong opioids, such as morphine, and in the case of moderate pain, weaker opioids such as hydrocodone and oxycodone or stronger NSAIDs, such as ketorolac. Patients suffering from chronic, moderate-to-severe pain syndromes, such as cancer pain, often require long-term use of opioids that are typically prescribed in sustained- or extended-release formulations. Chronic pain is often treated with a combination of drugs, including sustained-release products, such as the fentanyl patch or sustained-release morphine, to treat the underlying baseline pain and immediate-release products, such as transmucosal fentanyl, or immediate release or intravenous morphine to treat episodic breakthrough pain.

   Based on information from The Analytica Group, the table below shows the total predicted market for several key pain indications, in order of total annual market size, that we believe our product candidates will address. These market projections are based on the estimated U.S. presenting population, which is the subset of the total population that seeks medical attention for the respective indication, for the year 2000. The cost of therapy for each indication is calculated by multiplying the estimated average daily cost of prescription pain medication by the number of therapy days. The total market for each indication is calculated by multiplying the U.S. presenting population by the cost of therapy.

                                             U.S. Presenting   Cost of Drug Therapy per
              Indication                       Population          Patient per Year        Total Annual Market
-----------------------------------------    ---------------   ------------------------    -------------------
                                                                                              (in millions)
Breakthrough Cancer Pain.................         792,690               $1,500                   $1,189
Postoperative Pain.......................      14,692,706                   60                      882
Lower-Back Pain..........................         627,654                  906                      569
Orthopedic Injury........................       4,676,761                   84                      393
Dental Pain..............................      21,600,000                   18                      389
                                               ----------               ------                   ------
   Total.................................      42,389,811                2,568                    3,422


   Breakthrough Cancer Pain

   The 2000 U.S. incidence rate of breakthrough cancer pain as determined by The Analytica Group and the American Cancer Society was estimated to be approximately 793,000 patients per year. It is estimated that more than 70% of cancer patients with advanced disease suffer from moderate-to-severe breakthrough pain and are treated for their conditions with a combination of short and long acting analgesics. On average, patients suffering from breakthrough pain experience three to four breakthrough episodes per day and require therapy for their condition for an average of 150 days per year. The current standard of care for breakthrough pain is the administration of as-needed, immediate-release oral opioids.

   Most patients with advanced cancer experience pain, and one out of five of such patients experience uncontrolled pain. The World Health Organization has established guidelines that recommend the appropriate medications that physicians should prescribe for the management of cancer pain. However, these guidelines do not address the limited treatment options available for patients who have uncontrolled, or breakthrough, pain.

   Breakthrough cancer pain is characterized by acute episodes of chronic moderate-to-severe, neuropathic pain that suddenly flares-up and does not respond to standard pain management treatments. This type of pain is particularly difficult to treat due to its severity, rapid onset and the unpredictable nature of its occurrence. Breakthrough pain may be further classified into three types: incident pain, spontaneous pain or pain occurring when the background pain management medication reaches the limits of its effectiveness. This latter type of breakthrough pain is also referred to as end of dose failure. Incident pain is usually precipitated by a voluntary action, such as movement. By comparison, an episode of breakthrough pain that is spontaneous in its origin is not associated with a precipitating event. Breakthrough pain associated with end of dose failure occurs more frequently near the end of a dosing interval for the standard pain management drug that the patient is using to control background pain.

   We believe that our product candidates, if approved, will provide an effective, alternative treatment for breakthrough pain.

   Postoperative Pain

   Postoperative pain is typically attributable to acute, mild-to-severe pain, can be somatic, visceral or neuropathic in cause, and is the direct result of a surgical procedure.

   The need for postoperative pain management depends in large part on the magnitude of the surgical trauma. Generally, the greater the magnitude of the surgery, the greater the postoperative discomfort. The choice of analgesic can be based on the invasiveness of the surgical procedure. Minor surgical procedures such as arthroscopy and breast biopsy are minimally invasive and produce minimal surgical trauma. These types of procedures are usually performed on an out-patient basis. Postoperative pain following minor surgical procedures is usually provided with oral or parenteral NSAIDs or a weak oral opioid for the management of breakthrough pain episodes.

   More invasive surgical procedures of an intermediate nature, such as hysterectomy, appendectomy and total joint replacement, require hospitalization for the management of postoperative pain. Intravenous patient-controlled analgesia, or PCA, with opioids is the therapy of choice for treating this patient population prior to discharge from the hospital. PCA allows a patient to receive drugs on demand by using an infusion pump that is programmed by the physician to intermittently administer drugs when the patient pushes a button. The addition of parenteral or oral NSAIDs to this regimen is gaining broader use as these have been demonstrated to decrease the requirement for opioids.

   Major surgery, such as heart surgery, produces major trauma and requires hospitalization. Treatment of postoperative pain following major surgery often requires epidural infusion of the strongest opioids supplemented by PCA with opioids and oral or parenteral NSAIDs to manage breakthrough pain episodes.

   We believe our product candidates will be effective for the management of pain following minor surgical procedures, offer a readily acceptable alternative to intravenous PCA for the management of moderate-to-severe postoperative pain following intermediate procedures, and have utility for the treatment of breakthrough pain associated with major surgical procedures.

   Lower-Back Pain

   Lower-back pain is the most common medical complaint in developed countries. As a result, the patient population is extremely large. Our product candidates are designed for individuals whose lower-back pain is severe enough to limit their activities. According to the Centers for Disease Control, in 1998 there were approximately 7.9 million individuals whose chronic back problems were activity limiting.

   Lower-back pain is typically acute, mild-to-severe, somatic pain, although a substantial percentage of sufferers develop chronic symptoms. Episodes of breakthrough lower-back pain are treated with both over-the-counter and prescription medications, depending on the severity of symptoms. The most severe episodes may require the use of opioids.

   We believe that our product candidates, if approved, will provide an effective, alternative treatment for patients experiencing breakthrough lower-back pain.

   Orthopedic Injury

   Orthopedic injuries are associated with acute, somatic pain that varies in intensity from mild to severe depending on the extent of the trauma. Those injuries that are the result of a fracture or dislocation are usually associated with mild-to-severe pain. Many patients with fractures or dislocations are treated by an orthopedist in the emergency department of a hospital or clinic and are discharged the same day.

   Treatment of fractures can involve the realignment of bones, a procedure referred to as reduction. Although fractures and dislocations are generally due to minor injuries, the time leading up to and during reduction of a fracture or the correction of a dislocation is often associated with acute, moderate-to-severe, somatic pain. Pain due to orthopedic injury is generally under-treated or untreated in the emergency department.

   Our product candidates may be effective in treating pain associated with procedures that are the result of orthopedic injury, such as pin removal. Pin removal is a painful process that follows certain types of setting procedures that require external fixtures. In these types of surgical procedures, pins are placed into the broken bone above and below the fracture site in order to allow the orthopedic surgeon to reposition the bone fragments. The pins may subsequently be connected to an external frame that immobilizes the bone and is kept in place until the fracture heals. Analgesia is often necessary at the time of removal of this external stabilizing device.

   We believe that emergency departments have an economic incentive to use any therapy that can speed patient discharge from the hospital and avoid expenses associated with administration of intravenous drugs. We also believe that our product candidates satisfy the unmet medical need for agents that are fast acting, safe and easily titrated to treat moderate-to-severe pain associated with orthopedic injury in the emergency department setting.

   Dental Pain

   The 2000 U.S. incidence rate of dental pain as determined by The Analytica Group was estimated to be approximately 21.6 million patients per year. Dental pain is typically acute, mild-to-severe, somatic pain. Dental pain associated with oral surgery, including wisdom tooth extraction and periodontal procedures, frequently requires short-term management with opioid analgesics or strong NSAIDs.

   The treatment of dental pain with analgesics is complicated by the inherent difficulties in swallowing following dental surgery and the unusual intensity of its symptoms. Pain originating in the tooth pulp or surrounding gums is instantly worsened by even the slightest changes in temperature, humidity or pressure and, as a result, dental pain has been described as excruciating. Relief from pain of this quality requires substantial doses of the strongest opioids.

   We believe our product candidates will provide an effective, rapidly acting, non-oral alternative for the treatment of pain resulting from oral surgery.

Limitations of Current Pain Management

   Despite advances in medicine and the development of new drugs, we believe pain management remains a critical area of unmet medical need. Increasingly, patients, advocacy groups and the media are highlighting the shortcomings of pain management and are demanding changes to the current standards of care provided by the medical system. To address these inadequacies, clinicians and the pharmaceutical industry are creating a variety of different pain control products that can provide the flexibility and versatility required to close the gap in the current practice of pain management. These gaps include:

   o Slow onset of action. Commercially available oral pain medications can take 20 to 40 minutes to provide detectable levels of pain relief. Drugs delivered through a transdermal patch can take several hours to reach effective blood levels, and prolonged drug absorption can occur after patch removal.

   o Insufficient dose-to-intensity control. It is difficult to match the doses of drugs that are administered orally or by transdermal patch to the patient's level of pain. This mismatch can result in either under-treatment or over-treatment.

   o Costly to administer. Although intravenous administration provides rapid entry of drugs into the bloodstream, delivery by this route requires both trained personnel and, in some cases, specialized equipment. This adds to the overall cost of therapy.

   o Invasive route of delivery. Intravenous or intramuscular delivery of drugs can cause pain to patients when administered. Consequently, some patients are adverse to receiving injections.

   o Poor side-effect profile. Opioids, such as morphine, are associated with a number of side effects, including nausea, vomiting, constipation, respiratory depression and sedation. In addition, some patients are unable to use opioid medications.

Our Solution

   We believe that our product candidates, if approved, address many of the limitations of existing pain treatment therapies by providing one or all of the following characteristics:

   o Rapid onset of pain relief. Our intranasal ketamine and morphine product candidates rapidly enter the bloodstream following administration and generally provide detectable pain relief within two to five minutes after administration.

   o Appropriate dose-to-effect control. Our intranasal product candidates allow the patient to administer an amount of drug that is appropriate for that individual's level of pain and to discontinue administration once a desired level of pain relief is obtained. This ability to self-regulate the dose of drugs avoids doses that are higher than necessary to achieve safe and effective management of pain.

   o Low cost to administer. Our intranasal product candidates permit patients to self-administer and self-regulate the dose of drugs. This eliminates the need for the personnel and equipment necessary to establish an intravenous line and is more affordable for hospitals and home care settings.

   o Non-invasive route of delivery. Our intranasal product candidates are non-invasive, eliminating the need for injections. In addition, a non-invasive route of delivery reduces the incidence of needle stick injuries and the potential for transmission of blood-borne viruses.

   o Improved side-effect profile. Our intranasal ketamine and intravenous diclofenac product candidates have improved side-affect profiles over comparable products in their category. For example, they are non-sedating and do not effect a patient's blood pressure or heart rate. In addition, when used in combination with other opioids, ketamine and diclofenac have been reported to reduce the amount of opioids required to produce an equal level of pain relief, which reduces the requirement for narcotics. This reduction in the requirement for opioids can enhance the patient's overall quality of life.

Product Candidates

   Our product candidates are comprised of a number of well-known analgesic drugs that, in combination with our chosen routes of administration, are under development for the treatment of a variety of acute and chronic moderate-to-severe pain syndromes. We selected our product candidates for development based on our belief that they offer significantly lower clinical, regulatory and commercial risk profiles as compared to new chemical entities, or NCEs.

   We are evaluating each of our product candidates in several clinical models of pain in order to seek approval by the FDA for use in the treatment of acute and chronic moderate-to-severe pain indications. The guidelines established by the FDA recommend that we demonstrate effectiveness in more than one clinical model of pain. Acceptable clinical models of pain include dental pain, postoperative pain, cancer pain and pain due to various types of trauma. Typically, our clinical trials are designed as randomized, double-blind, placebo-controlled and, where appropriate, comparator-controlled studies. A randomized study is one in which the patient is randomly assigned to receive a study drug or placebo based on a pre-determined ratio. A double-blind study is one in which the patient, the physician and the sponsor are unaware if the patient is receiving a placebo or drug in order to preserve the integrity of the trial and prevent observer bias. A placebo-controlled study is one in which a subset of patients is purposefully not administered the study drug.

A comparator-controlled study is one in which a subset of patients is administered a medication that is currently prescribed to treat the condition in order to directly compare the study drug to approved therapies.

   All of our product candidates offer the ability to deliver an approved drug into the bloodstream through a fast and effective route of administration. Three of our product candidates are administered by a nasal spray, and one is administrated intravenously. Nasal delivery is an ideal route for drug administration as it does not require intravenous or intramuscular injections. The large surface area, uniform temperature, high permeability and high density of blood vessels in the lining of the nasal cavity all contribute to the rapid absorption of drugs into the bloodstream. The nasal route of delivery is also a good alternative for patients who have difficulty swallowing oral products.

   Drugs that are administered orally are absorbed from the blood vessels that line the stomach and pass through the liver where they may be metabolized to an inactive form. This process is referred to as first pass metabolism. By contrast, our product candidates enter the bloodstream directly through intravenous administration or through the blood vessels of the nasal cavity and avoid the phenomena of first pass metabolism. By avoiding first pass metabolism, it is possible to achieve higher concentrations of the active drug circulating in the bloodstream.

   The following table identifies our current product candidates according to clinical indication and stage of development in the United States and the United Kingdom:

   Product Candidate                       Clinical Indication                 Development Stage
   -----------------                       -------------------                 -----------------
   Intranasal Ketamine       Acute Pain and Acute Episodes of Chronic             Phase II
                             Moderate-to-Severe Pain
   Intranasal Morphine       Acute Pain and Acute Episodes of Chronic             Phase II
                             Moderate-to-Severe Pain
   Intravenous Diclofenac    Acute Moderate-to-Severe Pain                        Phase II
   Intranasal Fentanyl       Acute Episodes of Chronic                            Preclinical
                             Moderate-to-Severe Pain


Intranasal Ketamine

   Background

   Ketamine is a non-opiate, N-methyl-D-aspartate, or NMDA, receptor antagonist that has been in clinical use for over 25 years as a general anesthetic. Since its approval by the FDA, ketamine has been safely used for anesthesia in tens of thousands of patients. NMDA receptors are located in the central nervous system and play a role in the perception of pain. Ketamine blocks NMDA receptors, and therefore it is a logical drug candidate for use as an analgesic for syndromes associated with acute pain, including breakthrough pain. A large body of clinical literature describes the off-label use and effectiveness of lower doses of ketamine than that approved for use as an anesthetic in providing pain relief for postoperative pain, emergency medical procedures and neuropathic pain, cancer pain, including breakthrough pain, and other acute pain. In addition, several of these publications report the ability of ketamine to increase the potency of the analgesic effects, as well as reduce the overall requirement of, co-administered opioid pain relievers.

   The use of ketamine as an analgesic is gaining acceptance by clinicians in view of its effectiveness and minimal impact on cardiovascular and respiratory functions. Since ketamine is not approved for use as a pain reliever, physicians have resorted to using the drug off-label. We believe that an FDA-approved formulation of ketamine for the treatment of moderate-to-severe pain will provide physicians with an accepted and regulated alternative to off-label use. In addition, in 1999 ketamine was labeled by the Drug Enforcement Agency, or DEA, as a Schedule III controlled substance. The scheduling of ketamine by the DEA provides additional protection with respect to controlling potential misuse by placing restrictions on the ability to prescribe and distribute the drug.

   Clinical Results

   Our intranasal ketamine product is in clinical development for the treatment of a heterogeneous group of syndromes associated with acute pain and acute episodes of chronic pain. To obtain the information that will be required by the FDA to demonstrate safety and effectiveness in these two pain categories, we are pursuing a development program of intranasal ketamine along two clinical paths. The first path focuses on the development of intranasal ketamine for acute indications, including postoperative pain. The second path focuses on the development of intranasal ketamine for acute episodes of chronic pain, including breakthrough cancer pain.

   All of our clinical trials for intranasal ketamine are being performed in the U.S. under a company-sponsored IND. We have successfully completed three Phase II clinical trials and one Phase I clinical trial of intranasal ketamine in a total of 118 patients and volunteers. In these trials, a total of 98 patients and volunteers have received doses of intranasal ketamine. Seventy-eight of these patients and volunteers received intranasal ketamine in our Phase I and two of our Phase II acute pain trials. Twenty patients and volunteers received intranasal ketamine in our Phase II breakthrough pain trial. Based on the results of these completed trials, we expect to complete final reports and to file the data from our Phase II clinical trials and our Phase III clinical designs with the FDA in the first half of 2002. At our End-of-Phase II meeting, we will seek feedback from the FDA regarding the trial design of our future clinical trials. We anticipate initiating Phase III clinical trials shortly thereafter.

   Acute Indications

   In the second quarter of 2001, we completed a placebo-controlled Phase II randomized, double-blind trial evaluating the safety and effectiveness of three dose levels of intranasal ketamine for the treatment of moderate-to-severe postoperative pain in 40 patients undergoing the removal of two to four wisdom teeth. In this trial, we demonstrated the following results:

   o compared to a placebo, all three dose levels of intranasal ketamine provided significant postoperative pain relief,

   o intranasal ketamine is fast-acting, with onset of pain relief generally occurring within two to ten minutes following administration,

   o both analgesic effectiveness and duration of effect depended on the dose of intranasal ketamine, and

   o intranasal ketamine appears safe and well-tolerated by patients.

   Patients enrolled in this trial received either placebo or one of three doses of intranasal ketamine upon the onset of moderate-to-severe pain following dental surgery. Both pain intensity and pain relief were evaluated at specific time intervals over a three-hour period following the administration of intranasal ketamine. These evaluations were performed using several categorical and visual scales that are well established and widely used in evaluating drugs for the treatment of pain. Patient vital signs, including heart rate and blood pressure, were measured throughout the study, and physical examinations and nasal examinations were performed prior to treatment and after completion of the study. Patients who did not receive adequate pain relief within an hour were administered a "rescue" medication to treat their pain.

   As illustrated in the graph, each dose level of intranasal ketamine demonstrated pain relief, with the highest dose having the fastest onset, highest peak and longest duration of effect. Pain relief was calculated as the difference between baseline pain and the pain intensity measured at specified timepoints over the initial 60 minute observation phase. In this trial, the onset of pain relief was rapid in each of the three dose groups of intranasal ketamine. Maximum pain relief was attained 30 minutes following dose administration. No harmful effects on heart rate or blood pressure were found and assessment of patient vital signs and the results of physical and nasal examinations indicated that intranasal ketamine was well-tolerated. Based on the results of this study, we believe that intranasal ketamine may offer a safe, non-opioid alternative for the treatment of moderate-to-severe postoperative pain.

                  [CHART- EFFECTIVENESS OF INTRANASAL KETAMINE
                    FOR THE TREATMENT OF POSTOPERATIVE PAIN]

      Time (minutes)                         Pain Relief
      --------------                         -----------
                                           dose        dose        dose
                               placebo     level 1     level 2     level 3
                               -------     -------     -------     -------
           0
           2                   7.2         9.5         7           8.5
           5                   13.5        14.8        14.9        21.4
           10                  14          20.8        25.2        41.4
           20                  12.5        23.3        30.2        54.4
           30                  11.9        27.9        29.3        58.4
           40                  6.3         28.5        27.6        51.6
           50                  4.2         25.7        22.8        44.2
           60                  3.6         23.6        18.3        38.9


   In the third quarter of 2001, we initiated, and successfully completed, a second 40-patient Phase II clinical trial of intranasal ketamine for the treatment of acute pain. This trial was designed to confirm the safety and effectiveness and determine the minimum effective dose of intranasal ketamine required by patients suffering from moderate-to-severe postoperative pain. Patients enrolled in this study received either placebo or one of three doses of intranasal ketamine upon the onset of moderate-to-severe pain following dental surgery. The parameters used to evaluate safety and effectiveness of intranasal ketamine in this second Phase II clinical trial were identical to that of the previous Phase II clinical trial. However in this study, the highest dose of intranasal ketamine tested was equal to the lowest dose tested in the earlier Phase II clinical trial.

   In this trial, we demonstrated the following results:

   o intranasal ketamine generally provides pain relief within two to ten minutes following administration,

   o the amount and duration of pain relief depends on the dose of intranasal ketamine,

   o intranasal ketamine appears safe and well-tolerated by patients,

   o at very low doses, intranasal ketamine provides minimum and limited pain relief.

   Our clinical trial results suggest that intranasal ketamine provides rapid onset of pain relief with dose-related effectiveness and duration of effect. In the fourth quarter of 2001, we initiated a Phase II clinical trial conducted at multiple clinical sites of intranasal ketamine for the treatment of moderate-to-severe pain associated with orthopedic injury. We intend to enroll patients for this study during the first half of 2002.

   Acute Episodes of Chronic Pain

   In the fourth quarter of 2001, we completed a Phase II clinical trial conducted at multiple clinical sites that evaluated the safety and effectiveness of intranasal ketamine for the treatment of moderate-to-severe episodes of breakthrough pain. Patients who enrolled in this trial had a documented history of chronic debilitating malignant pain and most were considered opioid tolerant. The trial was designed as a placebo-controlled, double-blind crossover trial in 20 patients experiencing severe breakthrough pain episodes. In this trial, we demonstrated the following results:

   o compared to placebo, intranasal ketamine provided statistically significant relief for breakthrough pain,

   o intranasal ketamine is fast-acting with measurable pain relief obtained within five minutes of administration,

   o intranasal ketamine provided significant pain relief over the one-hour treatment period, and

   o intranasal ketamine appears safe and well tolerated by patients.

   Patients enrolled in this trial were given either placebo or intranasal ketamine upon inception of their first breakthrough pain episode and instructed to administer a fixed dose of up to five sprays until adequate pain relief was achieved. The alternate substance was administered in an identical fashion for the second breakthrough pain episode. For each breakthrough episode, a rating of the patient's pain intensity was measured using a numerical scale at the onset of the breakthrough pain episode and at specific time intervals over a one-hour period following the administration of intranasal ketamine or placebo. The use of a numeric pain intensity scale is a well-established and widely used tool for evaluating drugs for the treatment of pain. Patient vital signs, including heart rate and blood pressure, were measured throughout the study, and physical examination and nasal examinations were performed prior to treatment and after completion of the study. Patients who did not receive adequate pain relief within 7.5 minutes were administered the "rescue" medication they routinely used to treat their breakthrough pain.

   The results of our clinical trial suggests that intranasal ketamine provides rapid onset of relief for breakthrough pain syndromes. As illustrated in the graph, as compared to placebo, intranasal ketamine demonstrated a significant reduction in breakthrough pain intensity over the duration of the breakthrough pain episode. The onset of action of intranasal ketamine was rapid and statistically different than the placebo, occurring within four minutes after administration of the fifth, and final, spray. No harmful effects on heart rate or blood pressure were found and assessment of patient vital signs and the results of physical and nasal examinations indicated that intranasal ketamine was well-tolerated. Based on the results of this study, we believe that intranasal ketamine may offer a safe, non-opioid alternative for the treatment of moderate-to-severe breakthrough pain.


                  [CHART- EFFECTIVENESS OF INTRANASAL KETAMINE
                     FOR THE TREATMENT OF BREAKTHROUGH PAIN]

          Time (minutes)               Change in Pain Intensity
          --------------               ------------------------
                                    Placebo      Intranasal ketamine
                                    -------      -------------------
               5                    -0.56               -1.5
               10                   -0.67               -2.45
               15                   -0.83               -2.79
               20                   -0.83               -2.51
               25                   -0.94               -3.03
               30                   -0.96               -2.98
               40                   -0.79               -3.13
               50                   -0.77               -2.86
               60                   -0.98               -2.47


Intranasal Morphine

   Background

   Morphine, the analgesic standard to which all other opioids are usually compared, is a potent agonist of the mu-opioid receptor. When morphine binds to its receptor, it inhibits the transmission of pain signals from nerve endings to the central nervous system. The ability of morphine to reduce pain places it among the most important naturally occurring compounds. Morphine is a strong analgesic used for the relief of acute and chronic moderate-to-severe pain, preoperative sedation and as a supplement to anesthesia. It is the drug of choice for pain associated with myocardial infarction and cancer. The calming effect produced by morphine is also used to protect the system against exhaustion in traumatic shock, internal hemorrhage, congestive heart failure and other debilitating conditions.

   Chitosan Delivery Platform

   We have licensed a proprietary drug delivery technology that allows us to achieve therapeutic blood levels of drugs that were previously unattainable when administered through the nasal route. The key to this technology is chitosan, a naturally occurring carbohydrate polymer that, while pharmaceutically inert by itself, enhances the absorption of compounds across mucosal membranes, such as those found in the nasal cavity, and provides the potential to deliver drugs through alternative routes. This is particularly important for compounds such as morphine that are poorly absorbed across mucosal barriers and, in particular, the nasal membrane. The contribution of chitosan to enhancing mucosal drug absorption appears to be due to several factors, including its potent mucoadhesive property, which we believe prevents drug washout.

   The following graph illustrates the increase in the nasal absorption of morphine associated with chitosan in our intranasal morphine product candidate. Data from published, historical studies report that effective pain relief is often associated with a patient attaining or exceeding morphine blood levels of 19 nanograms per milliliter. Data from our study demonstrated that our formulation of intranasal morphine rapidly delivers and exceeds this threshold within five minutes following administration.



        [CHART- CONTRIBUTION OF CHITOSAN TO NASAL ABSORPTION OF MORPHINE]

              with chitosan                            no chitosan
              -------------                            -----------

                      Morphine Plasma                         Morphine Plasma
                       Concentration                           Concentration
     Time (minutes)       (ng/ml)            Time (minutes)       (ng/ml)
     --------------       -------            --------------       -------
            0                 0                     0                 0
            5                21                     5                 9
           10                46                    10                17
           15                67                    15                20
           30                33                    30                21
           45                25                    45                20
           60                25                    60                17
           90                17                    90                11
          120                12                   120                 9
          150                10                   150                 9
          180                 9                   180                 9
          240                 4                   240                 5
          360                 3                   360                 3


   Conventional oral formulations of morphine do not provide rapid relief of pain in many patients. Aside from its slow and variable onset of action, oral morphine demonstrates considerable patient-to-patient variability in absorption and has relatively low blood levels of active drug. Clinicians must therefore often rely on injectable types of morphine preparations to assure rapid and effective pain relief. Administration of injectable morphine often requires professional assistance or hospitalization. Therefore, alternative formulations of morphine that are easy to administer by a patient or caregiver and afford rapid onset of action and high blood levels of active drug would provide significant medical benefit. We believe that intranasal morphine represents an alternative formulation that combines the promise of patient convenience, ease of use and cost-effectiveness with the rapid onset of pain relief and the well-accepted potency of injectable delivery routes.

   Clinical Results

   Our intranasal morphine product candidate is in clinical development for the treatment of a heterogeneous group of syndromes associated with acute pain and acute episodes of chronic pain. We have completed two Phase I clinical trials and have initiated a Phase II clinical trial of our intranasal morphine product candidate.

   In the third quarter of 2001, we initiated a 225-patient Phase II clinical trial of intranasal morphine. This trial is designed to compare the safety and effectiveness of two different doses of intranasal morphine with placebo and with both intravenous and oral morphine in patients suffering from moderate-to-severe postoperative pain. We expect to complete this clinical trial in the first quarter of 2002 and present the data from our clinical trials and proposed Phase III clinical trial designs to the FDA in the first half of 2002.

   We have successfully completed both single- and multiple-dose Phase I clinical trials in the U.S. and the United Kingdom, evaluating the tolerability and resulting blood levels of three dose levels of intranasal morphine in normal patients. In both trials, we demonstrated the following results:

   o all three dose levels of intranasal morphine are rapidly absorbed and achieve blood levels typically associated with analgesic effectiveness of morphine generally in as early as five to ten minutes following administration,

   o the safety profile of intranasal morphine was comparable to other formulations of morphine,

   o blood levels of intranasal morphine varied depending on the dose administered, and

   o intranasal morphine was well tolerated by the mucous membranes of the nasal cavity.

   The following graph illustrates the blood levels obtained with our intranasal morphine product candidate as compared to an identical dose of immediate release oral morphine and an infusion dose of intravenous morphine. The steep slope of the plasma concentration curve at the initial times following drug administration, suggests that the intranasal morphine product candidate is rapidly delivered to the bloodstream. By contrast to oral morphine, the plasmal concentration curves for intravenous morphine and intranasal morphine are very similar, suggesting similar onset of action and duration of pain relief, rapid onset of action.


    [CHART- PLASMA CONCENTRATION OF MORPHINE FOLLOWING NASAL ADMINISTRATION]

            Time (min)        Morphine Plasma Concentration (ng/ml)
            ----------        -------------------------------------
                               nasal           i.v.           oral
                               -----           ----           ----
                  0                0              0              0
                  5               21             36              3
                 10               46                            10
                 15               67             57             13
                 30               33             62             19
                 45               25             23             13
                 60               25             15             10
                 90               17             10              5
                120               12              9              4
                150               10                             4
                180                9              6              6
                240                4              3              2
                360                3              2              1

Intravenous Diclofenac

   Background

   In December 2001, we acquired the rights to develop a novel, proprietary intravenous formulation of diclofenac from Shimoda and Farmarc. Diclofenac is one of the most potent NSAIDs known clinically for both inflammation and pain. It is also one of the world's most prescribed anti-inflammatory agents due to a combination of efficacy and tolerability.

   The exact mechanism of action of diclofenac and other NSAIDs has not been fully determined but appears to be associated with inhibiting the body's ability to synthesize prostaglandins. Prostaglandins are a family of hormone-like chemicals, some of which are made in response to tissue injury and produce inflammation and pain. In particular, diclofenac inhibits the synthesis of the enzyme cyclooxygenase, or COX, that is necessary for the formation of prostaglandins during tissue injury. COX enzymes exist in two forms known as COX-1 and COX-2. COX-1 protects the stomach lining and intestines and COX-2 is involved in making the prostaglandins that are responsible for inflammation and pain. NSAIDs that preferentially inhibit COX-1, such as aspirin, are associated with undesirable gastric side-effects, including stomach irritation and ulcers. NSAIDs that preferentially inhibit COX-2, such as diclofenac, are not associated with these side effects.

   Cyclodextrin Delivery Platform

   The key to the intravenous formulation of diclofenac that we have in-licensed is hydroxypropyl-B-cyclodextrin, or HPBCD. Cyclodextrins, such as HPBCD, are donut-shaped carbohydrate molecules that can improve the solubility of poorly soluble drugs such as diclofenac. By improving the solubility of diclofenac, HPBCD provides a means to create an intravenous formulation that can efficiently deliver the drug to the patient's bloodstream. While there are many types of cyclodextrins, only modified cyclodextrins such as HPBCD are regarded as safe for injection.

   NSAIDs offer several advantages over the more traditional opioid narcotics for the management of postoperative pain. NSAIDs have limited effect on the central nervous system, do not depress respiration and are non-sedating. This latter attribute is of special importance in intermediate, ambulatory surgery since NSAIDs can provide analgesia without delaying discharge from the hospital or outpatient setting. In addition, NSAIDs are also useful in patients who cannot take opioids.

   There exists an unmet medical need for a safe and effective injectable NSAID in the hospital setting. Diclofenac is currently approved for use in the U.S. in a variety of oral formulations as well as a topical and ophthalmic formulation. An intramuscular formulation of diclofenac is commercially available in Europe. The development of injectable formulations of diclofenac have been limited by the drug's poor solubility in water and susceptibility to breakdown. We believe that the proprietary formulation of diclofenac that we have in-licensed has the potential to overcome these issues and may provide an effective and safe treatment of moderate-to-severe acute pain.

   Clinical Results

   Our intravenous diclofenac product candidate has been evaluated in Phase I clinical trials performed in South Africa and a Phase II clinical trial performed in the United Kingdom, with both sets of trials being conducted on behalf of a third party with a relationship with our licensor. We anticipate filing an IND for our formulation of intravenous diclofenac in the first half of 2002 in order to initiate a U.S. clinical development program. Based on the results of the Phase I and Phase II clinical trials that have already been conducted outside of the U.S., combined with the extensive published literature on the safety and effectiveness of diclofenac, the FDA has indicated that Phase I and single-dose Phase II clinical trials may be initiated concurrently upon allowance of an IND.

   A 269-patient Phase II clinical trial has been completed in the United Kingdom evaluating the safety and effectiveness of intravenous diclofenac for the treatment of acute postoperative pain. This trial was conducted on behalf of a third party with a relationship with our licensor and was a randomized, double-blind, placebo-controlled study conducted at multiple clinical sites to evaluate the safety, effectiveness and tolerability of three dose levels of intravenous diclofenac for the treatment of pain following removal of one or more impacted wisdom teeth. This trial demonstrated the following:

   o compared to placebo, all three dose levels of intravenous diclofenac provided statistically significant pain relief and delayed the need for rescue medication, and

   o at all three dose levels, intravenous diclofenac appears to be safe and well-tolerated.

   The following graph illustrates the effect of all three dose levels of intravenous diclofenac compared to placebo on pain intensity following dental surgery. Pain intensity was measured on a 100 point scale, with zero representing no pain and 100 representing the most intense pain imaginable. Upon onset of moderate to severe pain following surgery, patients were treated with either intravenous diclofenac or placebo. By comparison to placebo, there was a rapid drop in pain intensity with all three dose levels of intravenous diclofenac. This drop in pain intensity is characteristic of effective pain medications when delivered by the intravenous route.


      [CHART- EFFECTIVENESS OF INTRAVENOUS DICLOFENAC FOR THE TREATMENT OF
                           POSTOPERATIVE DENTAL PAIN]

       Time (minutes)                       Pain Intensity
       --------------                       --------------
                                          dose       dose       dose
                               placebo    level 1    level 2    level 3
                               -------    -------    -------    -------
             0                 52.9       52.8       53.1       50.8
             10                52.7       45.4       44.5       39.5
             20                52.9       38.1       42.6       35.6
             30                51.5       33.9       39.4       33.1
             45                47.3       28.4       35.2       29.1
             60                42.7       24.2       32.4       25.1
             90                32.4       22.5       25.8       21.3
             120               27.5       22.2       23.1       19.4
             180               24.8       21.8       19.5       17.3
             240               23.2       15.8       18.1       16


Intranasal Fentanyl

   Fentanyl is a synthetic opioid that was originally approved by the FDA in 1968 and is commercially available in formulations for transdermal, transmucosal and injectable delivery. Fentanyl has a similar effect on the body as morphine. The actions of fentanyl are similar to those of morphine, although fentanyl is much more potent and has a more rapid onset of action. By comparison, while the analgesic potency of fentanyl is some 75 to 100 times that of morphine, its duration of effect is shorter.

   Fentanyl is a widely-used and effective opioid analgesic for treating chronic moderate-to-severe pain, including cancer pain. When administered using a transdermal patch that provides a controlled rate of delivery, fentanyl is effective in controlling the chronic pain associated with cancer. A fentanyl drug matrix in a lollipop format, Actiq, was approved in 1998 for the treatment of breakthrough pain in cancer patients who are already receiving and tolerating opioid therapy for their pain. This oral, transmucosal formulation of fentanyl is the first opioid approved specifically for this indication and is frequently used as an adjunct to the fentanyl patch to control these flareup pain episodes.

   We believe that an intranasal formulation of fentanyl could also be used to complement the fentanyl transdermal patch, as well as oral morphine controlled-release formulations, to effectively treat episodes of breakthrough pain. Intranasal fentanyl may offer several advantages over existing fentanyl-based products for the management of breakthrough pain, including rapid and consistent onset of action, coupled with certain cost and safety advantages. Nasal delivery of fentanyl could provide an advantage for cancer patients who, as a side effect of chemotherapy, have difficulty swallowing due to oral ulcerations.

   Intranasal fentanyl is currently in preclinical development using our chitosan delivery platform technology.

Our Strategy

   Our goal is to become a leading specialty pharmaceutical company that develops and commercializes new drugs for the management of pain in order to fulfill unmet medical needs. Our strategies to accomplish this goal include the following:

   o Develop New Products with Reduced Clinical and Regulatory Risk. We intend to develop drugs that we believe have lower clinical and regulatory risks compared to the development of new chemical entities. Our current product candidates, intranasal ketamine, intranasal morphine, intravenous diclofenac and intranasal fentanyl, combine drugs and natural compounds whose safety and pharmacology are well established and have been independently approved by the FDA.

   o Focus on Large Markets Where Our Product Candidates Can Address Unmet Medical Needs. We intend to maintain a portfolio of product candidates that address important medical needs in large markets. All of our current product candidates address the management of moderate-to-severe pain in several indications that we believe are underserved by current therapeutic treatment options. Pharmaceuticals for the treatment of pain represent one of the largest drug categories in terms of sales, and this market segment is continuing to expand due to a combination of factors, including the increased focus on the importance of effective pain management by the healthcare industry.

   o Focus on Clinical Development and Late-Stage Product Candidates. We will continue to devote significant effort toward designing and managing clinical trials for late stage product candidates we acquire or in-license. Three of our current product candidates are in Phase II clinical trials. The conduct of human trials is a complex, highly regulated and highly specialized effort. We believe that our clinical development focus will enable us to create successful therapeutic products more rapidly and more efficiently than if we were developing new chemical entities.

   o Retain Significant Rights to Our Product Candidates. We currently retain exclusive worldwide commercialization rights to all of our pain management product candidates in all markets and indications. In general, we intend to independently develop our product candidates through late- stage clinical trials. As a result, we expect to capture a greater percentage of the profits from drug sales than we would if we out- licensed our drugs earlier in the development process.

   o Use Our Technology Platforms to Develop New Product Candidates. We believe our proprietary formulation technologies are broadly applicable to pain management. We intend to leverage these technologies to develop treatments across multiple indications.

   o Outsource Key Functions. We will continue to outsource components of preclinical studies, clinical trials, formulation and manufacturing. We intend to both contract with outside sales organizations and enter into distribution agreements with pharmaceutical partners to sell our products. We believe that outsourcing these functions will enable us to focus our resources on developing existing and new product candidates and to quickly commercialize these products. We may enter markets that demand highly specialized sales and marketing efforts. In such cases, we may seek sales and marketing alliances with third parties. We believe that such alliances will enable us to commercialize our future products in a more rapid and cost-effective manner.

Competitive Grants

   We have received the following grants that provide both financial and development support for several of our clinical programs:

   U.S. Military

   We were awarded a grant of approximately $1.2 million in the third quarter of 2000 to be paid over a three-year period from the U.S. Department of Defense to develop intranasal ketamine for the treatment of acute moderate-to-severe pain associated with traumatic orthopedic injury. This award, entitled "A Non-Opiate, Nasally Administered Alternative to Injection of Morphine Sulfate For the Treatment of Pain in Military Casualties," is based on the desire of the military for a fast-acting, non-invasive and non-sedating alternative to the intravenous and oral medications commonly used today for treating combat related injuries such as burns, bullet wounds and blunt trauma associated with mass casualty management. We anticipate initiating patient enrollment in the first quarter of 2002.

   National Institutes of Health/National Cancer Institute

   In the third quarter of 2000, we were awarded a Phase I grant from the National Institutes of Health/National Cancer Institute Small Business Innovation Research Award for "The Development of Transnasal Ketamine for Breakthrough Pain." This award has provided approximately $298,000 of funding for a period of one year from the National Cancer Institute for the development of intranasal ketamine as an analgesic for intractable malignant pain, such as breakthrough cancer pain, based on its potential to provide a substantial medical benefit in an area of unmet medical need.

Strategic Agreements

   We have entered into a number of strategic agreements with West Pharmaceutical related to its proprietary chitosan intranasal delivery technology for the administration of morphine, fentanyl and other compounds and an agreement with Shimoda and the Farmarc companies.

   West Pharmaceutical Agreements

   In the third quarter of 2000, we entered into a license agreement with West Pharmaceutical under which we have a worldwide exclusive right to develop and commercialize products, including intranasal morphine and intranasal fentanyl under patents held by West Pharmaceutical, for the transmucosal delivery to humans and animals of morphine and fentanyl for the treatment of pain. Most of these patents expire between 2013 and 2016, although two expire in 2010. As consideration for the license, we paid West Pharmaceutical up-front license fees and under a development milestone and option agreement, we are obligated to pay West Pharmaceutical milestone payments in cash, or, if agreed by both parties, in stock, upon the successful completion of certain defined events. We are also required to pay West Pharmaceutical a portion of any up-front license fees that we may receive from our sublicensees, a royalty based upon our or our sublicensees' sales of products and minimum annual royalty payments for each licensed product that receives regulatory approval in specified countries.

   The term of the license agreement expires in 2016, unless terminated earlier by the parties. The license agreement can be terminated by either party upon default by the other party under any one of several of our agreements with West Pharmaceutical, but only if the breaching party fails to remedy the default within 30 days of receiving notice from the non-defaulting party. We can also terminate the license agreement with respect to specific compounds if the FDA does not allow chitosan in the products contemplated by the agreement. If the license agreement is terminated for any reason other than West Pharmaceutical's breach, we must grant to West Pharmaceutical perpetual, exclusive, worldwide, royalty-free rights to what we develop under the agreement. The development milestone and option agreement remains in effect until our intranasal morphine product is launched in all specified major country markets, unless earlier terminated for failure of a defaulting party to remedy its breach within 30 days' notice by the non-defaulting party, or within 5 days' notice from West Pharmaceutical to us in the event we breach the payment terms in that agreement.

   In the third quarter of 2000, we entered into agreements, which have been further amended, with West Pharmaceutical for the development of a product for the intranasal administration of morphine and a product for the intranasal administration of fentanyl, each based upon the chitosan-based intranasal delivery technology licensed from West Pharmaceutical. Under these agreements, West Pharmaceutical will conduct development activities related to intranasal morphine and intranasal fentanyl, and we will make milestone payments to West Pharmaceutical in an aggregate amount of $13.5 million payable in cash, or if agreed by both parties, in stock, upon the attainment of specified clinical and regulatory milestones. As of September 30, 2001, $2.25 million of this amount had been paid in cash. Additionally, we have granted to West Pharmaceutical a right of first negotiation with respect to the manufacturing and packaging of commercial quantities of the licensed intranasal morphine and fentanyl products. Each of the agreements remains in effect until our product covered by that agreement is launched in all specified major country markets. Each of the agreements, however, may be terminated earlier for failure of a defaulting party to remedy its breach within 30 days' notice by the non-defaulting party, or within 5 days' notice from West Pharmaceutical to us in the event we breach the payment terms in that agreement.

   In the third quarter of 2000, we entered into a clinical manufacturing agreement with West Pharmaceutical requiring us to purchase from West Pharmaceutical, for a period of two years, all of the intranasal morphine required for use in our intranasal morphine clinical trials, subject to West Pharmaceutical's ability to supply the full amount we require. The agreement requires West Pharmaceutical to manufacture the product according to applicable clinical product specifications. The agreement remains in effect for its two-year term, unless terminated earlier for failure of a defaulting party to remedy its breach within 30 days' notice by the non-defaulting party, or within 5 days' notice from West Pharmaceutical to us in the event we breach the payment terms in the agreement.

   Shimoda Agreement

   In the fourth quarter of 2001, we entered into a license agreement with Shimoda and its wholly-owned subsidiaries, Farmarc N.A.N.V. (Netherlands Antilles) and Farmarc, under which we received certain worldwide exclusive rights to develop and commercialize products related to a proprietary formulation of the intramuscular and intravenous delivery of diclofenac. Under the terms of this agreement, we agreed to use our commercially reasonable efforts to bring to market products that use the technology we licensed from Farmarc and Shimoda, continue active marketing efforts for those products and comply with the commercialization timelines imposed on Shimoda by the company that licensed certain of this technology to Shimoda. Shimoda agreed that, during the first three years of the agreement, it will not grant to any third party any right or license under any of Shimoda's intellectual property rights involving the use of any cyclodextrin product related to pain management, anesthesia or sedation without first offering us the right on the same terms and conditions.

   Upon entering into the agreement with Shimoda and its subsidiaries, we made certain payments on Shimoda's behalf to third parties. We are obligated to pay to Shimoda and Farmarc, and on Shimoda's behalf, to certain third parties, other milestone and reimbursement payments and if we commercialize products using the technology under this agreement, we are obligated to pay Shimoda and Farmarc, on a country-by-country basis, a royalty on the sales, net of various customary cash discounts, attributable to these products.

   Shimoda may terminate our agreement upon 15 days' written notice if we fail to maintain a minimum amount of certain types of insurance and do not produce to Shimoda written proof of any such insurance within 14 days of Shimoda's request, and, Shimoda or Farmarc may terminate the agreement upon 60 days' written notice if we fail to make royalty payments on a timely basis. We and Shimoda have the right to terminate the agreement upon 60 days' written notice if the other party materially breaches the agreement in any other way. In each case, however, the defaulting party has the opportunity to cure the payment default or breach of the agreement in order to prevent termination of the agreement. We also have the right to terminate the agreement upon 90 days' written notice to the Shimoda parties. If we terminate under this provision, or if the agreement is terminated due to our breach, we have agreed to assign to Shimoda (at no cost to Shimoda) all clinical information and other data developed by us in furtherance of the development of the products licensed to us.

Competition

   Our success will depend, in part, upon our ability to achieve market share at the expense of existing and established and future products in our target markets. Existing and future products, therapies, technological innovations and delivery systems will compete directly with our products. Competing products and technologies may provide greater therapeutic benefit for a specific indication, or may offer comparable performance at a lower cost. Alternative technologies are being developed to improve the delivery of drugs within the pain management industry, several of which may be in the clinical trials stage or are awaiting FDA approval.

   We compete with fully integrated pharmaceutical companies, smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research institutions. We believe that our competitors include, but are not limited to, Cephalon, Inc., Merck & Co., Inc., Nastech Pharmaceutical Company Inc., Pain Therapeutics, Inc and Pharmacia Corporation. Such competitors may also have access to more resources, financial and otherwise, which may allow these institutions to develop and market competing products more rapidly and more effectively than we do.

Intellectual Property

   Our goal is to obtain, maintain and enforce patent protection for our products, formulations, processes, methods and other proprietary technologies, preserve our trade secrets, and operate without infringing on the proprietary rights of other parties, both in the United States and in other countries.
Our policy is to actively seek to obtain, where appropriate, the broadest intellectual property protection possible for our product candidates, proprietary information and proprietary technology through a combination of contractual arrangements and patents, both in the United States and elsewhere in the world.

   We currently have licenses to five U.S. patents and a number of foreign counterpart patents and applications, as described below. We have licensed two U.S. patents and their foreign counterparts from Dr. Stuart Weg, M.D., which are directed toward the use of ketamine to manage pain and the administration of ketamine through the nasal route. We have licensed two U.S. patents and their foreign counterparts from West Pharmaceutical, which are directed toward the use of chitosan and pectin for the transmucosal delivery of morphine and fentanyl. We have licensed one U.S. patent and its foreign counterparts under the Shimoda license agreement, which are directed toward intravenous diclofenac formulations and methods of preparing the same.

   The term of a patent is typically 20 years from filing date, subject to any statutory extension. If any application contains a specific reference to an earlier filed application, or is an application filed in the United States under 35 U.S.C. ss.ss. 120, 121 or 365(c), the term of the patent is 20 years from the date on which the earliest application was filed, subject to any statutory extension. In the United States for applications filed prior to June 8, 1995, the term of a patent is the longer of 17 years from the date of grant of the patent or 20 years from the earliest effective U.S. filing date of the application, subject to any statutory extension. Because the time from filing to issuance of medical patent applications is often more than three years, patent protection, if any, on patented medical technologies, such as our products, may be substantially less than 17 years.

   We also depend upon the skills, knowledge and experience of our scientific and technical personnel, as well as that of our advisors, consultants and other contractors, none of which is patentable. To help protect our proprietary know-how that is not patentable, and for inventions for which patents may be difficult to enforce, we rely on trade secret protection and confidentiality agreements to protect our interests. To this end, we require all employees, consultants, advisors and certain other contractors to enter into confidentiality agreements which prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business. Additionally, these confidentiality agreements require that our employees, consultants and advisors do not bring to us, or use without proper authorization, any third party's proprietary technology.

Manufacturing

   We own no manufacturing facilities. However, we contract with qualified third parties for the manufacture of bulk active pharmaceutical ingredients and production of clinical supplies. The ingredients and supplies comply with current good manufacturing practices procedures reviewed by the FDA. We have entered into an agreement with West Pharmaceutical to manufacture our clinical supplies for both intranasal ketamine and morphine.

Government Regulation

   The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion or our products.

   The process required by the FDA under the drug provisions of the federal Food, Drug and Cosmetics Act before our initial products may be marketed in the United States generally involves the following:

   o preclinical laboratory and animal tests,

   o submission of an IND which must become effective before human clinical trials may begin,

   o adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate in our intended use,

   o submission to the FDA of an NDA, and

   o FDA approval of an NDA.

   The testing and approval process requires substantial time, effort, and financial resources and we cannot be certain that any approval will be granted on a timely basis, if at all.

   Preclinical studies include laboratory evaluation of the product candidate, its chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of the product candidate. We then submit the results of the preclinical studies, together with manufacturing information and analytical data, to the FDA as part of an IND, which must become effective before we may begin human clinical trials. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the trials as outlined in the IND and imposes a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. Our submission of an IND may not result in FDA authorization to commence clinical trials. Further, an independent Institutional Review Board at each medical center proposing to conduct the clinical trials must review and approve any clinical study.

   Human clinical trials are typically conducted in three sequential phases that may overlap:

   o Phase I: The drug is initially introduced into healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.

   o Phase II: The drug is studied in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

   o Phase III: When Phase II evaluations demonstrate that a dosage range of the drug is effective and has an acceptable safety profile, Phase III clinical trials are undertaken to further evaluate dosage, clinical efficacy and to further test for safety in an expanded patient population, often at geographically dispersed clinical study sites.

   We cannot be certain that we will successfully complete Phase I, Phase II or Phase III testing of our product candidates within any specific time period, if at all. Furthermore, the FDA or the Institutional Review Board or the IND sponsor may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

   The results of product development, preclinical studies and clinical trials are submitted to the FDA as part of an NDA for approval of the marketing and commercial shipment of the product. The FDA reviews each NDA submitted, and may request additional information, before accepting the NDA for filing. Once the FDA accepts the NDA for filing, the FDA has 12 months in which to review the NDA and respond to the applicant. The review process may be significantly extended by FDA requests for additional information or clarification regarding information already provided. The FDA may deny an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical data. Even if these data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Once issued, the FDA may withdraw product approval if compliance with regulatory standards is not maintained or if safety problems occur after the product reaches the market. In addition, the FDA requires surveillance programs to monitor approved products that have been commercialized, and the agency has the power to require changes in labeling or to prevent further marketing of a product based on the results of these post-marketing programs.

   Satisfaction of the above FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially, based upon the type, complexity and novelty of the pharmaceutical product. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon our activities. We cannot be certain that the FDA or any other regulatory agency will grant approval for any of our products under development on a timely basis, if at all. Success in preclinical studies or early-stage clinical trials does not assure success in later-stage clinical trials. Data obtained from preclinical and clinical activities are not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, the approval may be significantly limited to specific indications. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain regulatory approvals, would have a material adverse effect on our business.

   Any products manufactured or distributed by us pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their facilities with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and state agencies for compliance with good manufacturing practices, which impose procedural and documentation requirements upon us and our third-party manufacturers. Failure to comply with these regulations could result, among other things, in suspension of regulatory approval, recalls, injunctions or civil or criminal sanctions. We cannot be certain that we or our present or future subcontractors will be able to comply with these regulations and other FDA regulatory requirements.

   The FDA regulates drug labeling and promotion activities. The FDA has actively enforced regulations prohibiting the marketing of products for unapproved uses. Under the FDA Modernization Act of 1997, the FDA will permit the promotion of a drug for an unapproved use in certain circumstances, but subject to very stringent requirements. We and our product candidates are also subject to a variety of state laws and regulations in those states or localities where our products are or will be marketed. Any applicable state or local regulations may hinder our ability to market our products in those states or localities. In addition, whether or not FDA approval has been obtained, approval of a pharmaceutical product by comparable governmental regulatory authorities in foreign countries must be obtained prior to the commencement of clinical trials and subsequent sales and marketing efforts in those countries. The approval procedure varies in complexity from country to country, and the time required may be longer or shorter than that required for FDA approval. We may incur significant costs to comply with these laws and regulations now or in the future.

   The FDA's policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our potential products. Moreover, increased attention to the containment of health care costs in the U.S. and in foreign markets could result in new government regulations that could have a material adverse effect on our business. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the U.S. or abroad.

Other Regulatory Requirements

   The Controlled Substances Act imposes various registration, record-keeping and reporting requirements, procurement and manufacturing quotas, labeling and packaging requirements, security controls and a restriction on prescription refills on certain pharmaceutical products. A principal factor in determining the particular requirements, if any, applicable to a product is its actual or potential abuse profile. A pharmaceutical product may be "scheduled" as a
Schedule I, II, III, IV or V substance, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest. Ketamine, morphine and fentanyl are classified as Schedule II and III substances. In addition, any of our products that contain one of our product candidates in combination with narcotics will be subject to DEA regulations relating to manufacturing, storage, distribution and physician prescribing procedures.

   We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with these laws and regulations now or in the future. We cannot assure you that any portion of the regulatory framework under which we currently operate will not change and that such change will not have a material adverse effect on our current and anticipated operations.

Employees

   As of December 1, 2001, we had eight full-time employees and two part-time employees, including five employees with Ph.D. or M.D. degrees. Most members of our senior management have had prior experience in pharmaceutical or biotechnology companies. None of our employees are covered by collective bargaining agreements. We believe that our relations with our employees are good.

Facilities

   We presently maintain our executive offices on a rent-free basis in premises of approximately 2,500 square feet that we share with Paramount Capital Investments. We do not have a lease agreement with Paramount Capital Investments and consequently our use of this space may be terminated at any time. We currently have an agreement in place with Paramount under which Paramount has waived any claim for reimbursement for any payments for this arrangement and will continue to waive any claim for reimbursement for any similar payments through the end of the third quarter of 2002. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available without material disruption of our business and that such space will be available to us in the future on commercially reasonable terms.

Legal Proceedings

   We are not a party to any legal proceedings.

                                   MANAGEMENT


Directors and Executive Officers

   The following table provides information regarding our directors and executive officers as of December 19, 2001:

Name                                              Age        Title
----                                              ---        -----
Leonard L. Firestone, M.D................         50         Chief Executive Officer, Chief Medical Officer and Director
Fred H. Mermelstein, Ph.D................         42         President and Director
Douglas A. Hamilton......................         36         Chief Operating Officer and Chief Financial Officer
Randi Albin, Ph.D........................         43         Chief Scientific Officer
Mark C. Rogers, M.D......................         56         Chairman of the Board
Michael Weiser, M.D., Ph.D...............         38         Director
Edward Miller, M.D.......................         58         Director
Mark S. Siegel...........................         50         Director
Peter M. Kash............................         40         Director
David M. Tanen...........................         30         Director


   Leonard L. Firestone, M.D. Dr. Firestone has served as a member of our board of directors and as our Chief Executive Officer since January 2001 and as our Chief Medical Officer since August 2001. Prior to joining us, Dr. Firestone served as Chief Executive Officer and Chair of University Anesthesiology and Critical Care Medicine Foundation, an anesthesiology, critical care and pain management clinical practice, from 1996 to 2001, as well as Chair of University Anesthesiology and Critical Care Medicine Foundation's Pension Trustees. Dr. Firestone served as an endowed Professor at University of Pittsburgh School of Medicine from 1996 to 2001, as an Associate Professor at University of Pittsburgh School of Medicine from 1994 to 1996, as an Assistant Professor at Harvard Medical School from 1985 to 1987, as a National Institutes of Health Postdoctoral Fellow in molecular pharmacology at Harvard Medical School's Department of Pharmacology from 1980 to 1985 and as a Research and Clinical Fellow at Yale School of Medicine from 1979 to 1980. Dr. Firestone held a competitive National Institutes of Health Principal Investigatorship from 1985 to 2001 and served as a permanent member of the National Institutes of Health's Anesthesiology Review Committee, Division of Research Grants, from 1997 to 2001. Dr. Firestone holds an M.D. from the Yale School of Medicine and is certified by the American Board of Anesthesiology.

   Fred H. Mermelstein, Ph.D. Dr. Mermelstein has served as a member of our board of directors and as our President since inception. Dr. Mermelstein concurrently serves as Director of Venture Capital at Paramount Capital Investments, LLC, a biotechnology, biomedical and biopharmaceutical merchant banking firm, since April 1996. Dr. Mermelstein is also a member of Orion Biomedical GP, LLC. Dr. Mermelstein has concurrently served as a director and the Chief Science Officer of PolaRx BioPharmaceuticals, an oncology based biopharmaceutical company, from February 1997 until January 2000. Dr. Mermelstein holds a dual Ph.D. in Pharmacology and Toxicology from Rutgers University and University of Medicine and Dentistry of New Jersey (UMDNJ) Robert Wood Johnson Medical School. He completed his post-doctoral training supported by two grant awards, a National Institutes of Health fellowship and a Howard Hughes Medical Institute fellowship in the Department of Biochemistry at UMDNJ Robert Wood Johnson Medical School.

   Douglas A. Hamilton. Mr. Hamilton has served as our Chief Financial Officer since March 1999 and also as our Chief Operating Officer since April 2001. Mr. Hamilton concurrently served as Chief Financial Officer and a Project Manager for Trisenox at PolaRx BioPharmaceuticals from March 1999 to October 2000. From October 1997 to March 1999, Mr. Hamilton served as a Project Manager for Zithromax and Voriconazole at Pfizer, Inc. From August 1993 to October 1997, Mr. Hamilton served as a Project Manager for EPOGEN, Aranesp and Stemgen, among other products, at Amgen, Inc. Mr. Hamilton holds an M.B.A. from the Richard Ivey School of Business.

   Randi Albin, Ph.D. Dr. Albin has served as our Chief Scientific Officer since inception. From August 1998 to December 2001, Dr. Albin also served as an Investment Strategist at Paramount Capital Investments. From August 1988 to August 1998, Dr. Albin held positions of increasing responsibility at the Schering-Plough Research Institute of Schering-Plough Corporation. Dr. Albin holds an M.S. and a Ph.D. in Molecular

Biology from Albert Einstein College of Medicine. She completed her post-doctoral training as a Visiting Research Fellow in the Department of Molecular Biology at Princeton University where she was supported by grants from the National Institutes of Health and the Leukemia Society of America.

   Mark Rogers, M.D. Dr. Rogers has served as the Chairman of our board of directors since August 1999. Since July 1998, Dr. Rogers has served as President and Chief Executive Officer of Paramount Capital, Inc., Paramount Capital Investments and Paramount Capital Asset Management, Inc. Paramount Capital Asset Management serves as the general partner of each of the Aries Domestic Fund, L.P. and the Aries Domestic Fund II, L.P., and as the managing member of each of Aries Select I, LLC, Aries Select II, LLC, Aries Select Domestic, LLC and Aries Select Domestic II, LLC. Dr. Rogers is also a member of Orion Biomedical GP, LLC, which serves as the general partner to The Orion BioMedical Funds. In addition, Dr. Rogers also serves as a director of Genta Incorporated and Discovery Laboratories, Inc, as well as several privately held corporations. Dr. Rogers holds an M.D. from Downstate Medical Center and an M.B.A. from The Wharton School of Business.

   Michael Weiser, M.D., Ph.D. Dr. Weiser has served as a member of our board of directors since June 2000 and as our Chief Medical Officer from our inception until August, 2001. Dr. Weiser concurrently serves as the Director of Research of Paramount Capital Asset Management. Dr. Weiser is also a member of Orion Biomedical GP, LLC, and serves on the board of directors of several privately held companies. Dr. Weiser holds an M.D. from New York University School of Medicine and a Ph.D. in Molecular Neurobiology from Cornell University Medical College. Dr. Weiser completed a Postdoctoral Fellowship in the Department of Physiology and Neuroscience at New York University School of Medicine and performed his post-graduate medical training in the Department of Obstetrics and Gynecology and Primary Care at New York University Medical Center.

   Edward Miller, M.D. Dr. Miller has served as a member of our board of directors since February 2001. He has served as the Dean and Chief Executive Officer of the Johns Hopkins School of Medicine since January 1997. From July 1986 until June 1994, he was Professor and Chairman of the Department of Anaesthesiology at Columbia Presbyterian Medical Center. From July 1994 to May 1999, Dr. Miller served as Professor and Chairman of the Department of Anesthesiology and Critical Care Medicine at Johns Hopkins University. Dr. Miller holds an M.D. from the University of Rochester School of Medicine. He was a resident in anesthesiology at the Peter Bent Brigham Hospital and completed post-doctoral training in physiology at Harvard Medical School.

   Mark S. Siegel. Mr. Siegel has served as a member of our board of directors since September 2000. He has served as the President of REMY Investors & Consultants Inc., a private investment and financial management company, since 1993. He also serves as Chairman of the board of directors of Patterson-UTI Energy, Inc., and Chairman of the board of directors of Variflex, Inc., and as a member of the board of directors of Discovery Laboratories, Inc. Mr. Siegel holds a J.D. from the University of California at Berkeley (Boalt Hall) School of Law.

   Peter Kash. Mr. Kash has served as a member of our board of directors since February 2001. He has served as vice chairman of Keryx BioPharmaceuticals, Inc. and as a member of its board of directors since February 2001 and as a director of Paramount Capital Asset Management and Senior Managing Director of Paramount Capital since September 1991. In addition, Mr. Kash has served as an Adjunct Professor at The Wharton School of Business since 1996 and is currently a Visiting Professor. Mr. Kash also serves as a director of The Aries Master Fund, The Aries Master Fund II and Aries Select, Ltd., for each of which Paramount Capital Asset Management serves as general partner, and Gemini Management Partners, LLC. Mr. Kash is also a member of Orion Biomedical GP, LLC. Mr. Kash holds an M.B.A. in Finance and Banking from Pace University.

   David Tanen. Mr. Tanen has served as a member of our board of directors since June 2000. Mr. Tanen has served as the Associate Director of Paramount Capital since October 1996. Mr. Tanen also serves as an officer of Oxiquant, Inc., Paralex, Inc. and MTR, Inc. and as a director of several privately held development stage biotechnology companies. Mr. Tanen is also a member of Orion Biomedical GP, LLC. Mr. Tanen holds a J.D. from Fordham University School of Law.

Scientific Advisory Board

   We have established a Scientific Advisory Board consisting of leading scholars in the fields of chemistry, molecular biology, pharmacology and preclinical development. Our scientific advisors consult on matters relating to the development of our product candidates. Our scientific advisors are reimbursed for their reasonable expenses. Our scientific advisors are:

   Daniel B. Carr M.D. Dr. Carr is the Saltonstall Professor of Pain Research at New England Medical Center, and Professor of Anesthesiology and Medicine at Tufts University School of Medicine. He is also the Medical Director of the Pain Management Program at the New England Medical Center. Dr. Carr was a founder of the Pain Center at the Massachusetts General Hospital, and served as Special Consultant to the U.S. Department of Health and Human Services and Co-Chair of the Agency for Health Care Policy and Research's Clinical Practice Guidelines on Acute and Cancer Pain Management. He is Editor-in-Chief of Pain: Clinical Updates published by the International Association for the Study of Pain (IASP), and has served as a Director of the American Pain Society and the IASP.

   Lisbeth Illum M. Pharm, Ph.D., D.Sc. Dr. Illum is the founder and former Managing Director of DanBioSyst, UK, Ltd., now West Pharmaceutical Sciences Drug Delivery and Clinical Research Centre, Ltd, where she currently serves as Chief Scientist. Dr. Illum is also special Professor of Pharmaceutical Sciences at University of Nottingham, UK, where she made ground-breaking discoveries in the mechanisms of drug delivery via transmucosal routes. She has published 275 scientific papers, and filed thirty patent applications.

   Richard Traystman, Ph.D. Dr. Traystman is Distinguished Research Professor of Anesthesiology and Critical Care Medicine, Professor of Medicine, and Professor of Environmental Health Sciences, Division of Environmental Physiology, Johns Hopkins University School of Medicine. He is world-renowned for his contributions to understanding the responses of the brain and its circulation to stroke and cardiac arrest, and has served as Principal Investigator of numerous, distinguished, National Institutes of Health Program Projects on these topics. Dr. Traystman's research achievements have been recognized by the Pharmacia -Upjohn Distinguished Lectureship; the Stuart Cullen Medal and Distinguished Professorship; the American Society of Anesthesiologists Excellence in Research Award; the Robert M. Berne-American Physiological Society's Distinguished Lectureship; and, the Asmund Laerdal Prize from the Society of Critical Care Medicine.

   Paul Waymack M.D., D.Sc. Dr. Waymack previously served as Medical Reviewer and subsequently, Special Consultant to the U.S. Food and Drug Administration's Center for Drug Evaluation and Research. Dr. Waymack is an experienced clinical surgeon and former Chairman of the Pharmacy and Therapeutics Committee at the University of Medicine and Dentistry of New Jersey. He currently heads an independent drug development consulting practice, and is on the faculty of the Pharmaceutical Education and Research Institute, Inc. in Washington, D.C.

   Lawrence Penkler M. Pharm, Ph.D. Dr. Penkler is Managing Director of Shimoda Biotech (Proprietary) Ltd. of South Africa, and a recognized expert in the use of cyclodextrins to improve drug formulations. He was appointed Group Executive, International Scientific Affairs, by Aspen Pharmacare Holding in March 2000. Dr. Penkler received a masters degree in Pharmaceutical Chemistry in 1988 and a doctorate in Chemistry in 1992 from the University of Pretoria.

Clinical Advisors

   We have established relationships with leading scholars who consult on matters relating to clinical trial design, marketing and regulatory issues. Our clinical advisors are reimbursed for their reasonable expenses. Our clinical advisors are:

Advisor                                    Title                                             Affiliation
-------                                    -----                                             -----------
Najib Babul, Pharm. D..................    Clinical and Regulatory Consultant                TheraQuest Biosciences, LLC
Ray Dionne, M.D........................    Clinical and Regulatory Consultant                Jean Brown Associates
William Kramer, Ph.D...................    PK/PD Consultant                                  Kramer Consulting, LLC
Donald R. Mehlisch, M.D., D.D.S........    Clinical and Regulatory Consultant                SCIREX Corp., Inc. D.R. Mehlisch &
                                                                                             Associates
Peter S. Staats, M.D...................    Associate Professor, Dept. of Anesth and          Johns Hopkins Hospital
                                           Critical Care

Board Composition

   Currently we have eight members on our board of directors. Each of our directors was elected in accordance with provisions of our Certificate of Incorporation. We will appoint one additional independent director to our board prior to the closing of this offering.

Board Committees

   We have established an audit committee composed of independent directors to review and supervise our financial controls, including the selection of our auditors, review our books and accounts, meet with our officers regarding our financial controls, act upon recommendations of our auditors and take further actions as our audit committee deems necessary to complete an audit of our books and accounts. Our audit committee also performs other duties as may from time to time be determined. Our audit committee currently consists of two directors, Dr. Miller and Mr. Siegel. We will appoint one additional independent director to our audit committee prior to the closing of this offering.

   We have also established a compensation committee that reviews and approves the compensation and benefits for our executive officers, administers our compensation and stock plans, makes recommendations to the board of directors regarding these matters and performs other duties as may from time to time be determined by the board. Our compensation committee currently consists of three directors, Drs. Rogers, Firestone and Miller.

Compensation Committee Interlocks and Insider Participation

   One of our compensation committee members, Dr. Firestone, is our Chief Executive Officer and Chief Medical Officer. None of our executive officers serves on the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board or our compensation committee.

Director Compensation

   We currently do not compensate any non-employee member of our board of directors for serving as a board member, except in some cases through the grant of stock options. Non-employee directors are eligible to receive discretionary option grants and direct stock issuances under our 2000 Omnibus Stock Incentive Plan. Directors who are also employees do not receive additional compensation for serving as directors. In February 2001, our directors were each granted options to purchase 50,000 shares of our common stock at an exercise price equal to the initial public offering price. These options are contingent upon the closing of our public offering.

Executive Compensation

   The following table summarizes the total compensation earned by our Chief Executive Officer and each of our most highly compensated executive officers, other than the Chief Executive Officer, who earned more than $100,000 during the fiscal years ended December 31, 2000, 1999 and 1998. In January 2001, Dr. Firestone joined us as our Chief Executive Officer. Prior to January 2001, we had no chief executive officer.

   Annual compensation of an executive officer listed in the following table excludes other compensation in the form of perquisites and other personal benefits that constitute the lesser of $50,000 or 10% of the total annual salary and bonus for that officer in the applicable year. The options listed in the following table were granted outside our 2000 Omnibus Stock Incentive Plan.

                           Summary Compensation Table

                                                                                                       Long-Term
                                                                                                      Compensation
                                                                                                      ------------
                                                                                           Other       Securities
                                                                                          Annual       Underlying       All Other
                                                               Annual Compensation     Compensation    Options (#)     Compensation
                                                              --------------------     ------------    -----------    -------------
Name and Principal Position                          Year    Salary ($)   Bonus ($)
---------------------------                          ----    ----------   ---------
Leonard L. Firestone, M.D. .......................   2000           --        --            --                --            --
 Chief Executive Officer and                         1999           --        --            --                --            --
 Chief Medical Officer                               1998           --        --            --                --            --
Fred H. Mermelstein, Ph.D. .......................   2000     $140,000        --            --           100,000            --
 President                                           1999      100,000        --            --                --            --
                                                     1998      100,000        --            --                --            --
Douglas A. Hamilton ..............................   2000      120,000        --            --           150,000            --
 Chief Operating Officer and                         1999      120,000        --            --                --            --
 Chief Financial Officer                             1998           --        --            --                --            --
Randi Albin, Ph.D. ...............................   2000       95,000        --            --           150,000            --
 Chief Scientific Officer                            1999       85,000        --            --                --            --
                                                     1998       85,000        --            --                --            --


Option Grants During the Year Ended December 31, 2000

   The following table contains information concerning stock options granted in 2000 to each of the executive officers named in the summary compensation table. The potential realizable value is calculated assuming the fair market value of the common stock appreciates at the indicated rate for the entire term of the option and that the option is exercised and sold on the last day of its term at the appreciated price. The initial fair market value of the
common stock is deemed to be $     per share. Annual rates of stock price
appreciation of 5% and 10% from the initial $     deemed fair value is assumed
pursuant to the rules of the Securities and Exchange Commission. We can give no assurance that the actual stock price will appreciate over the term of the options at the assumed 5% and 10% levels or any other defined level. Actual gains, if any, on exercised stock options will depend on the future performance of our common stock. Unless the market price of the common stock appreciates over the option term, no value will be realized from the option grants made to the named executive officers.

                                                      Individual Grants
                                     ---------------------------------------------------      Potential Realizable
                                                  Percentage                                    Value at Assumed
                                     Number of     of Total                                  Annual Rates of Stock
                                     Securities     Options                                  Price Appreciation for
                                     Underlying   Granted to     Exercise                         Option Term
                                      Options      Employees       Price      Expiration    -----------------------
Name                                  Granted       in 2000     (per share)      Date           5%           10%
----                                 ----------   ----------    -----------   ----------    ----------   ----------
Leonard L. Firestone, M.D.(1)....          --          --            --              --             --           --
Fred H. Mermelstein, Ph.D........     100,000        5.7%          4.00         11/2010
Douglas A. Hamilton..............     150,000        8.6%          4.00         11/2010
Randi Albin, Ph.D................     150,000        8.6%          4.00         11/2010

---------------
(1) Dr. Firestone joined us in January 2001.

   The following table contains information concerning stock options to purchase common stock held as of December 31, 2000 by each of the officers named in the summary compensation table who have stock options.

                                                                                                           Value of Unexercised
                                                                            Number of Securities               In-The-Money
                                                                           Underlying Unexercised               Options at
                                            Shares                       Options at Fiscal Year End           Fiscal Year-End
                                          Acquired on       Value        ---------------------------    ---------------------------
Name                                     Exercise (#)    Realized ($)   Exercisable    Unexercisable    Exercisable   Unexercisable
----                                     ------------    ------------   -----------    -------------    -----------   -------------
Leonard L. Firestone, M.D.(1) ........        --              --             --                --           --                 --
Fred H. Mermelstein, Ph.D. ...........        --              --             --           100,000           --           $372,000
Douglas A. Hamilton ..................        --              --             --           150,000           --           $558,000
Randi Albin, Ph.D. ...................        --              --             --           150,000           --           $558,000

---------------
(1) Dr. Firestone joined us in January 2001.

Employee Benefit Plans

   2000 Omnibus Stock Incentive Plan. Our 2000 Omnibus Stock Incentive Plan was adopted by our board of directors on February 5, 2001 and approved by our stockholders on February 15, 2001.

   We have initially reserved 3,500,000 shares of our common stock for issuance under our stock incentive plan. The number of shares of common stock reserved for issuance under our stock incentive plan will automatically increase on the first trading day in January of each calendar year, beginning in calendar year 2003, by an amount equal to 5% of the total number of shares of our common stock outstanding on the last trading day in December of the preceding calendar year, but in no event will any annual increase exceed shares. No participant in our stock incentive plan may be granted awards with respect to more than 1,000,000 shares of our common stock per calendar year.

   The individuals eligible to participate in our stock incentive plan include our officers and other employees, our non-employee board members and any consultants we hire. Our stock incentive plan provides for the grant of stock options, stock appreciation rights, or SARs, and direct stock grants. Stock options are the right to purchase shares of our common stock at a specified price, which may be less than, equal to or greater than the fair market value per share on the date of grant. SARs may be granted alone or in connection with another award, such as a stock option or grant of restricted stock, and provide for an appreciation distribution from us equal to the increase in the fair market value per share of common stock from a price specified on the grant date. If granted in connection with another award, exercise of the SAR will generally require the surrender of the related award. This appreciation distribution may be made in cash or in shares of common stock. Direct stock grants include the grant of performance shares which are distributable to the holder based on the achievement of specified performance targets, stock which may be purchased at a price less than, equal to or greater than the fair market value on the date of purchase, and grants of bonus stock which do not require purchase by the award recipient. Any of the direct stock grants may be restricted stock, which is subject to forfeiture by the holder (or repurchase by us) upon the occurrence of specified events, such as the holder's cessation of service prior to a specified date.

   The stock incentive plan includes an automatic option grant program for non-employee directors, under which option grants will automatically be made at periodic intervals to our non-employee board members to purchase shares of common stock at an exercise price equal to 100% of the fair market value of those shares on the grant date.

   The stock incentive plan will be administered by the compensation committee, except for automatic option grants. This committee will determine which eligible individuals are to receive option grants, SARs or stock issuances, the time or times when such awards are to be made, the number of shares subject to each such award, the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws, the vesting schedule to be in effect for the award and the maximum term for which any award is to remain outstanding.

   The exercise price for the shares of the common stock subject to option grants made under our stock incentive plan may be paid in cash or, with approval of the committee, in shares of common stock, including restricted shares, valued at the fair market value on the exercise date; however, such shares must have been held for at least six months prior to the date of exercise, valued at fair market value. The option may also be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the plan administrator may provide financial assistance to one or more optionees in the exercise of their outstanding options or the purchase of their unvested shares by allowing the individuals to deliver a full-recourse, interest-bearing promissory note in payment of the exercise price and any associated withholding taxes incurred in connection with the exercise or purchase.

   The compensation committee will have the authority to cancel outstanding options under the stock incentive plan in return for the grant of new options for the same or a different number of option shares with an exercise price per share based upon the fair market value of our common stock on the new grant date.

   In the event that we are acquired by merger or an asset sale in which we will not be the surviving entity or in which we will survive as a wholly owned subsidiary of another entity, each outstanding option will be assumed by the successor corporation unless the compensation committee determines that the options will accelerate and vest in full prior to such transaction. Alternatively, the committee may cancel the options and pay each holder cash or securities equal, for each cancelled option share, to the per share consideration received by our stockholders in the transaction less the exercise price of the option share. The compensation committee will have complete discretion to structure one or more awards so those awards will vest in full or in part in connection with such a transaction, upon the holder's cessation of service within a specified period following such a transaction or under other circumstances as determined by the compensation committee in its discretion.

   The compensation committee may also grant awards subject to accelerated vesting in connection with a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections for board membership. Such accelerated vesting may occur either at the time of such transaction or upon the subsequent termination of the individual's service.

   Under the automatic option grant program, each individual who first becomes a non-employee board member at any time after the closing of this offering
will automatically receive an option grant for           shares of our common
stock on the date such individual joins the board, if such individual has not been in our prior employ. In addition, on the date of each annual stockholders meeting held after the closing of this offering, each non-employee board member who is to continue to serve as a non-employee board member, including each of our current non-employee board members, will automatically be granted an option
to purchase            shares of our common stock, if such individual has served
on our board for at least six months.

   Each automatic grant will have an exercise price per share equal to the fair market value per share of our common stock on the grant date and will have a term of ten years, subject to earlier termination following the optionee's cessation of board service. The option will be immediately exercisable for all of the option shares; however, we may repurchase, at the lower of the exercise price paid per share and the fair market value at the time of repurchase, any shares purchased under the option which are not vested at the time of the optionee's cessation of board service. The shares subject to each initial share automatic option grant will vest in a series of four successive annual installments upon the optionee's completion of each year of board service over the four-year period measured from the grant date. The shares subject to each annual share automatic option grant will vest upon the optionee's completion of one year of board service measured from the grant date. However, the shares subject to each automatic option grant will immediately vest in full upon certain changes in control or ownership or upon the optionee's death or disability while a board member.

   The board may amend or modify the stock incentive plan at any time, subject to any required stockholder approval. The stock incentive plan will terminate no later than February 4, 2011.

   Employee Stock Purchase Plan.  Our Employee Stock Purchase Plan was adopted
by our board of directors on          , 2002 and approved by the stockholders
on         , 2002. The plan will become effective
immediately upon the signing of the underwriting agreement for this offering. The plan is designed to allow our eligible employees and the eligible employees of our participating subsidiaries, if any, to purchase shares of our common stock, at semi-annual intervals, with their accumulated payroll deductions.

   We will initially reserve            shares of our common stock for issuance
under the plan. The reserve will automatically increase on the first trading day in January of each calendar year, beginning in calendar year 2003, by an
amount equal to      % of the total number of shares of our common stock
outstanding on the last trading day in December in the prior calendar year. In
no event will any such annual increase exceed            shares.

   The plan will have a series of successive overlapping offering periods, with a new offering period beginning on the first business day of May and November of each year. Each offering period will have a duration of 24 months, unless otherwise determined by the compensation committee. However, the initial offering period may have a duration in excess of 24 months and will start on the date the underwriting agreement for this offering is signed and will end on the last business day in October 2002. The next offering period will start on the first business day in May 2002 and will also end on the last business day of October 2002.

   Individuals scheduled to work more than eight hours per week for more than five calendar months per year may join an offering period on the start date of that period. However, employees may participate in only one offering period at a time.

   A participant may contribute up to 15% of his or her cash earnings through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will be equal to 85% of the fair market value per share on the start date of the offering period in which the participant is enrolled or, if lower, 85% of the fair market value per share on the semi-annual purchase date. Semi-annual purchase dates will occur on the last business day of April and October of each year. However, a participant may not purchase more than
shares on any purchase date, and not more than               shares may be
purchased in total by all participants on any purchase date. Our compensation committee will have the authority to change these limitations for any subsequent offering period.

   If the fair market value per share of our common stock on any semi-annual purchase date within a particular offering period is less than the fair market value per share on the start date of that offering period, then the participants in that offering period will automatically be transferred and enrolled in the new two-year offering period which will begin on the next business day following such purchase date.

   If we are acquired by merger or a sale of substantially all of our assets or more than 50% of our outstanding voting securities, then all outstanding purchase rights will automatically be exercised immediately prior to the effective date of the acquisition. The purchase price in effect for each participant will be equal to 85% of the market value per share on the start date of the offering period in which the participant is enrolled at the time the acquisition occurs or, if lower, 85% of the fair market value per share immediately prior to the acquisition.

   The plan will terminate no later than the last business day of           ,
200 .

   The board may at any time amend, suspend or discontinue the plan. However, certain amendments may require stockholder approval.

Employment Agreements

   In December 2001, we entered into an employment agreement with Leonard Firestone, our Chief Executive Officer, which will commence upon the closing of this offering. The employment agreement has an initial term of three years, subject to automatic two-year renewal terms, unless terminated by us at least six months prior to the end of the then-current term. Dr. Firestone will receive an initial annual base salary of $400,000, subject to appropriate increases at the discretion of our board of directors. During the term, Dr. Firestone is entitled to receive a discretionary bonus amount of up to 150% of his base salary then in effect and option grants to purchase an annual maximum of 500,000 shares of our common stock, based on the achievement of certain performance objectives. In addition, concurrently with the closing of this offering, Dr. Firestone will be granted an option to purchase 700,000 shares of our common stock at an exercise price equal to the initial public offering price. These options vest with respect to one-third of the shares on the date of the grant and then in two equal installments on the first and second annual anniversaries of the date of grant, as long as he remains employed with us.

   The employment agreement for Dr. Firestone provides that, if he dies, becomes disabled or is terminated by us for "cause," we will pay to him any salary accrued and unpaid to the date of such termination. In the case of death or disability, Dr. Firestone or his legal representative will also receive any bonus or incentives earned through the date of death or disability. If we terminate Dr. Firestone without "cause," we are required to continue to pay Dr. Firestone's salary for 12 months or until the expiration of the agreement, whichever is longer, any bonuses and incentives accrued but unpaid prior to the date his employment is terminated, his health benefits for 12 months and accelerate the vesting of all his unvested stock options. Dr. Firestone may terminate his employment upon one month's written notice to us. If he terminates his employment with us, we will pay to Dr. Firestone any salary accrued and unpaid to the date of such termination. In the event of a change of control, Dr. Firestone may terminate his employment and we will be obligated to continue to pay to Dr. Firestone his salary for 18 months and any accrued but unpaid bonuses and incentives and accelerate the vesting of all his unvested options. In the event that we desire Dr. Firestone's employment, his employment may be continued for up to 18 months, and upon the expiration of the term he will be entitled to the same payments set forth in the preceding sentence.

   None of our other executive officers has entered into employment agreements with us.

                  RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

   We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties. Our intention is to ensure that all future transactions, including loans, between us and our officers, directors and principal stockholders and their affiliates, are approved by a majority of our board of directors, including a majority of the independent and disinterested members of the board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

Office Space and Administrative Services

   We presently maintain our executive offices on a rent-free basis in premises of approximately 2,500 square feet that we share with Paramount Capital Investments, LLC. We do not have a lease agreement with Paramount Capital Investments and consequently our use of this space may be terminated at any time. We believe we can obtain suitable alternative space without any material disruption of our business and that such space will be available to us in the future on commercially reasonable terms.

   In addition, Paramount Capital Investments provides us with back office and financial support and management services free of charge. We do not have a management services agreement with Paramount Capital Investments and consequently our use of their services may be terminated at any time. For the nine months ended September 30, 2001, the estimated fair value of the financial assistance Paramount has provided to us totaled $401,898. We anticipate receiving similar support in the year 2002.

Private Placement of Securities

   In April and July 1999, our predecessor corporation, Pain Management, Inc., issued promissory notes to purchasers in the total principal amount of $1,040,000 bearing interest at a rate of 12% per annum for the first year in which they were outstanding and 15% per annum thereafter. It also issued warrants to purchase a total of 260,000 shares of its common stock at an exercise price of $0.01, exercisable on or prior to September 22, 2005. Immediately upon the closing of our series A convertible preferred stock, the principal amount and the accrued interest on the notes became due and payable. We repaid the notes in full, and, following the merger, the warrants to purchase shares of Pain Management were converted into warrants to purchase an aggregate of 228,175 shares of our common stock.

   In September and October 2000, we issued a total of 4,014,125 shares of our series A convertible preferred stock at a purchase price of $4.00 per share and warrants to purchase 401,413 shares of our common stock at an exercise price of $4.00 per share. Paramount Capital, Inc., an NASD member broker- dealer, acted as our finder in connection with our sale of our series A convertible preferred stock. In connection with the financing, Paramount Capital's designees received a cash commission plus expenses equal to $1,157,572. In addition, Paramount Capital's designees received warrants to purchase, in the aggregate, 39,579 shares of our common stock and 395,788 shares of series A convertible preferred stock. Mark Siegel, one of our directors, is the President of Remy Investors & Consultants, which purchased 500,000 shares of our series A convertible preferred stock in the offering.

   In September 2000, in connection with our merger with Pain Management, we issued an aggregate of 4,387,889 shares of our common stock, or 0.87757789 shares of common stock for each outstanding share of common stock of Pain Management. We also exchanged warrants to purchase 485,000 shares of Pain Management common stock with a weighted average exercise price of $0.01 with warrants to purchase 425,630 shares of our common stock with a weighted average exercise price of $0.01.

   In December 2001, we issued a total of 989,991 shares of series B convertible preferred stock at a purchase price of approximately $5.55 per share. Paramount Capital and Wells Fargo Securities, LLC, both NASD member broker-dealers, acted as our placement agents in connection with the sale of our series B convertible preferred stock. In connection with the financing, Paramount Capital's designees received a cash commission equal to $222,586, Wells Fargo's designees received a cash commission of $155,369 and we have paid other expenses which are currently expected to be approximately $36,000. Wells Fargo is one of the managing underwriters in this offering.

Stockholders Agreement

   In February 1998, Pain Management entered into a stockholders agreement with Dr. Lindsay Rosenwald, Dr. Stuart Weg, Herbert Brotspies and Calgar & Associates. We assumed the obligations under the stockholders agreement upon the closing of our merger with Pain Management. The stockholders agreement provides the parties with two piggyback registrations any time we file a registration statement after our initial public offering. These registration rights will terminate on February 25, 2003.

Transactions with Directors and Executive Officers

   We have entered into an employment agreement with Dr. Leonard Firestone, our Chief Executive Officer and Chief Medical Officer. The employment agreement is effective upon the consummation of our initial public offering and provides for salary, bonus, benefits and incentives.

   We have included in our certificate of incorporation and bylaws provisions to eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the fullest extent permitted by the Delaware General Corporation Law and indemnify our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

Relationship with Paramount

   Dr. Lindsay A. Rosenwald, one of our principal stockholders, is also the chairman of Paramount Capital, Paramount Capital Asset Management, Inc. and Paramount Capital Investments. Dr. Rosenwald has in the past guaranteed certain of our bank loans and the obligations securing these guarantees have been fulfilled.

   Dr. Mark Rogers, Chairman of our board of directors, is also the president of Paramount Capital, Paramount Capital Asset Management and Paramount Capital Investments.

   Mr. Peter Kash, a member of our board of directors, is also a Senior Managing Director of Paramount Capital and a director of Paramount Capital Asset Management. He also serves as a director to The Aries Master Fund, The Aries Master Fund II and Aries Select, Ltd., each a Cayman Island company for which Paramount Capital Asset Management serves as general partner.

   Dr. Michael Weiser, a member of our board of directors, is also Director of Research of Paramount Capital Asset Management.

   Dr. Fred Mermelstein, our President and a member of our board of directors, is also the Director of Venture Capital of Paramount Capital Investments.

   Mr. David Tanen, our secretary and a member of our board of directors, is also Associate Director of Paramount Capital.

   In June 2001, we entered into a consulting agreement with Dr. Elizabeth Rogers, the wife of Dr. Mark Rogers, our chairman. Under the consulting agreement, Dr. E. Rogers provides 10% of her professional time to our clinical product development team. In consideration for these services, we have agreed to pay to Dr. E. Rogers a consulting fee equal to $30,000 per year, payable in equal bi-monthly installments. In addition, we have agreed to reimburse Dr. E. Rogers for all pre-approved, out-of-pocket expenses incurred on our behalf. Concurrently with the consummation of this offering, Dr. E. Rogers will be granted options to purchase 75,000 shares of our common stock at an exercise price equal to the price of common shares in this initial public offering.

License Agreement Guarantee

   In August 2000, we entered into a license agreement with West Pharmaceutical under which we received certain worldwide-exclusive rights to develop and commercialize products including intranasal morphine and intranasal fentanyl under patents held by West Pharmaceutical. The agreement required us to pay West Pharmaceutical up-front license fees, milestone payments upon the successful completion of certain defined events, a portion of any up-front license fees that we may receive from our sub-licensees, a royalty based upon our or our sub-licensees' sales of products and minimum annual royalty payments for each licensed product that receives regulatory approval. Paramount Capital Investments guaranteed our ability to pay the up-front license fees to West Pharmaceutical. The guarantee expired upon the payments by us of the amounts we owed to West Pharmaceutical.

                             PRINCIPAL STOCKHOLDERS

   Except as otherwise set forth below, the following table sets forth certain information regarding beneficial ownership of our common stock as of December 31, 2001, and as adjusted to reflect the sale of shares offered hereby, by:

   o each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock,

   o each of our directors,

   o executive officers named in the summary compensation table, and

   o all of our executive officers and directors as a group.

   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. The principal address of each of the stockholders listed below is c/o Innovative Drug Delivery Systems, Inc., 787 Seventh Avenue, 48th Floor, New York, New York 10019. We believe that all persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them. All figures include shares of common stock issuable upon the exercise of options or warrants exercisable within 60 days of December 31, 2001 and, which are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. All figures also assume conversion of all outstanding shares of our series A and series B convertible preferred stock.

                                                                                               Number of       Percent of Shares
                                                                                                Shares            Outstanding
                                                                                             Beneficially    ----------------------
                                                                                             Owned Before    Before the   After the
5% Beneficial Owners, Directors, Named Officers Before the Offering                          the Offering     Offering     Offering
-------------------------------------------------------------------                          ------------    ----------   ---------
Lindsay A. Rosenwald(1)..................................................................      3,828,696        25.9%        [ ]%
Mark C. Rogers(2)........................................................................      1,588,113        10.7%        [ ]%
Leonard L. Firestone(3)..................................................................        350,000         2.3%        [*]
Stuart Weg(4)............................................................................        745,941         5.0%        [*]
Fred Mermelstein(5)......................................................................        502,727         3.4%        [*]
Peter Kash(6)............................................................................        500,000         3.3%        [*]
Douglas A. Hamilton(7)...................................................................        425,814         2.9%        [*]
Randi Albin(8)...........................................................................        300,814         2.0%        [*]
Michael Weiser(9)........................................................................        364,546         2.5%        [*]
David Tanen(10)..........................................................................        375,797         2.5%        [*]
Mark Siegel(11)..........................................................................        500,000         3.4%         *
Edward Miller(12)........................................................................             --         *            *
All directors and executive officers as a group (10 persons).............................      4,883,483        36.7%        [ ]%

---------------
*    less than one percent
(1) Includes 478,587 shares of common stock owned by each of Donni Rosenwald, Joshi Rosenwald, David Rosenwald and Demi Rosenwald, affiliates of Lindsay A. Rosenwald. Dr. Rosenwald disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(2) Includes a unit purchase option to acquire 16,665 shares of series A convertible preferred stock and warrants to purchase 1,666 shares of common stock and 75,000 shares of common stock obtainable upon exercise of stock options exercisable within 60 days of December 31, 2001. Excludes 75,000 shares of common stock obtainable upon exercise of stock options not currently exercisable within 60 days of December 31, 2001 to be granted to Elizabeth Rogers, an affiliate of Dr. Rogers. Also excludes 50,000 shares of common stock obtainable upon exercise of stock options not currently exercisable within 60 days of December 31, 2001 and 93,879 shares of common stock owned by each of Bradley Rogers and Merideth Rogers, Dr. Rogers' adult children who do not reside with Dr. Rogers.
(3) Includes 350,000 shares of common stock obtainable upon exercise of stock options exercisable within 60 days of December 31, 2001. Excludes 750,000 shares of common stock obtainable upon exercise of stock options to be granted upon the consummation of this offering.

(4) Excludes 186,485 shares of common stock held in escrow over which Dr. Weg exercises no voting or dispositive control.
(5) Includes 33,333 shares of common stock obtainable upon exercise of stock options exercisable within 60 days of December 31, 2001. Excludes 116,667 shares of common stock obtainable upon exercise of stock options not currently exercisable within 60 days of December 31, 2001.
(6) Includes, in the aggregate, 60,000 shares, 15,000 shares of which are owned by each of Shantal Kash, Colby Kash, Jared Kash and the Kash Family Trust, affiliates of Peter Kash, a unit purchase option to acquire 164,655 shares of series A convertible preferred stock and warrants to purchase 16,466 shares of common stock and 84,182 shares of common stock obtainable upon exercise of stock options exercisable within 60 days of December 31, 2001. Mr. Kash disclaims beneficial ownership of the shares held by Shantal Kash, Colby Kash, Jared Kash and the Kash Family Trust except to the extent of his pecuniary interest therein. Excludes 50,000 shares of common stock obtainable upon exercise of stock options not currently exercisable within 60 days of December 31, 2001.
(7) Includes 50,000 shares of common stock obtainable upon exercise of stock options exercisable within 60 days of December 31, 2001. Excludes 100,000 shares of common stock obtainable upon exercise of stock options not currently exercisable within 60 days of December 31, 2001.
(8) Includes 50,000 shares of common stock obtainable upon exercise of stock options exercisable within 60 days of December 31, 2001. Excludes 100,000 shares of common stock obtainable upon exercise of stock options not currently exercisable within 60 days of December 31, 2001.
(9) Includes a unit purchase option to acquire 3,000 shares of series A convertible preferred stock and warrants to purchase 300 shares of common stock. Excludes 50,000 shares of common stock obtainable upon exercise of stock options not currently exercisable within 60 days of December 31, 2001.
(10) Includes 50,000 shares of common stock obtainable upon exercise of stock options exercisable within 60 days of December 31, 2001. Excludes 50,000 shares of common stock obtainable upon exercise of stock options not currently exercisable within 60 days of December 31, 2001.
(11) Consists of 500,000 shares of series A convertible preferred stock owned by Remy Investors & Consultants, Inc., of which Mr. Siegel is the President. Mr. Siegel disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Excludes 50,000 shares of common stock obtainable upon exercise of stock options not currently exercisable within 60 days of December 31, 2001.
(12) Excludes 50,000 shares of common stock obtainable upon exercise of stock options not currently exercisable within 60 days of December 31, 2001.

                          DESCRIPTION OF CAPITAL STOCK


General

   The following summary assumes the amendment and restatement of our certificate of incorporation and bylaws to read in their entirety as provided in the forms of amended and restated certificate of incorporation and bylaws filed as exhibits to the registration statement of which this prospectus forms a part. It also reflects changes to our capital structure that will become effective immediately prior to or upon the closing of this offering.

   The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, which we have included as exhibits to the registration statement of which this prospectus forms a part. Upon the closing of this offering, our authorized capital stock
will consist of           shares of common stock, $0.001 par value, and
shares of undesignated preferred stock, $0.001 par value. As of September 30,
2001, there were approximately         holders of record of our capital stock.

Common Stock

   Dividends and Voting. The holders of our common stock are entitled to such dividends as our board of directors may declare from legally available funds, subject to the preferences that may be applicable to any shares of preferred stock then outstanding. The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders. Our amended and restated certificate of incorporation does not provide for cumulative voting. No holder of our common stock will have any preemptive right under the Delaware General Corporation Law, our certificate of incorporation or our bylaws to subscribe for any shares of capital stock issued in the future.

   Other Rights. Upon any voluntary or involuntary liquidation, dissolution, or winding up of our affairs, the holders of our common stock will be entitled to share ratably in all assets remaining after payment of creditors and subject to prior distribution rights of our preferred stock. All of the outstanding shares of common stock are, and the shares offered by us in this offering will be, fully paid and non-assessable.

Preferred Stock

   As of the closing of this offering, no shares of our preferred stock will be outstanding. Our certificate of incorporation provides that our board of directors may by resolution, without further stockholder approval, establish and issue one or more classes or series of preferred stock, up to an aggregate of shares, having the relative voting rights, designations, dividend rates, liquidation, and other rights, preferences, and limitations as our board of directors may fix. The holders of our preferred stock may be entitled to preferences over common stockholders with respect to dividends, liquidation, dissolution or our winding up in such amounts as our board of directors may establish.

   The issuance of our preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the holders and may adversely affect voting and other rights of holders of our common stock. In addition, issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding shares of voting stock. At present, we have no plans to issue any shares of preferred stock.

Options

   As of December    , 2001, options to purchase a total of         shares of
common stock were outstanding at a weighted average exercise price of $        .
Options to purchase a total of 3.5 million shares of common stock are reserved under our 2000 Omnibus Stock Incentive Plan. Since we intend to file a registration statement on Form S-8 as soon as practicable following the closing of this offering, any shares issued upon exercise of these options will be immediately available for sale in the public market, subject to the terms of lock-up agreements with the underwriters.

Warrants

   As of December   , 2001, there were warrants outstanding to purchase
shares of our common stock exercisable for $0.01 per share, which expire in
September 2005, and warrants to purchase           shares of our common stock
exercisable for $           per share, which expire in October 2005. In
addition,           shares of common stock are issuable upon the exercise and
assumed conversion of 15.83 Unit Purchase Options. Each unit entitles the
holder to purchase           shares of our series A convertible preferred
stock at $           per share and           shares of our common stock at
per share.

Registration Rights

   Upon the closing of this offering, the holders of approximately shares of common stock and warrants to purchase up to approximately shares of our common stock will have registration rights with respect to their shares. These rights are provided under the terms of agreements between us and the holders of these securities. If we propose to register any of our securities under the Securities Act, other than in connection with this offering, either for our own account or for the account of other security holders exercising registration rights, these holders will be entitled to notice of the registration and are entitled to include shares of common stock in the registration. The rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration. In the event West Pharmaceutical elects to receive all or part of its milestone payments in shares of our common stock, at any time commencing 30 days following the attainment of certain milestones, West Pharmaceutical may require us to file up to three registration statements under the Securities Act at our expense with respect to their shares of our common stock, and we are required to use our best efforts to effect the registrations, subject to conditions and limitations. At any time following 180 days after the date of this prospectus, the holders of certain shares may require us to file up to one registration statement under the Securities Act at our expense with respect to their shares of our common stock, and we are required to use our best efforts to effect the registration, subject to conditions and limitations.

Anti-takeover Provisions of the Certificate of Incorporation, Bylaws and Delaware Law

   Some provisions of our amended and restated certificate of incorporation and our bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions also may have the effect of preventing changes in our management. Our amended and restated certificate of incorporation authorizes our board to establish one or more series of undesignated preferred stock, the terms of which can be determined by our board at the time of issuance. Our amended and restated certificate of incorporation also provides that all stockholder action must be effected at a duly called meeting of stockholders and not by written consent. In addition, our amended and restated certificate of incorporation and bylaws do not permit our stockholders to call a special meeting of stockholders. Only our Chief Executive Officer, President, Chairman of the Board or a majority of the board of directors may be permitted to call a special meeting of stockholders. Our amended and restated certificate of incorporation also provides for the board of directors to be divided into three classes, with each director assigned to a class with a term of three years, and for the total number of directors to be determined only by the board of directors. Our bylaws require that stockholders give advance notice to our secretary of any nominations for director or other business to be brought by stockholders at any stockholders' meeting, and permit the chairman of the board to adjourn any meeting called by the stockholders. Our bylaws also require a supermajority vote of members of the board of directors and stockholders to amend some bylaw provisions.

   We are subject to Section 203 of the Delaware General Corporation Law, which regulates acquisitions of Delaware corporations. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person becomes an interested stockholder, unless:

   o our board of directors approved the business combination or the transaction in which the person became an interested stockholder prior to the date the person attained this status,

   o upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers, or

   o on or subsequent to the date the person became an interested stockholder, our board of directors approved the business combination and the stockholders other than the interested stockholder authorized the transaction at an annual or special meeting of stockholders.

   Section 203 defines a "business combination" to include:

   o any merger or consolidation involving the corporation and the interested stockholder,

   o any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation,

   o in general, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, or

   o the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

   In general, Section 203 defines an "interested stockholder" as any person who, together with the person's affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation's voting stock.

Number of Directors; Removal; Filling Vacancies

   Our board consists of eight directors and is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of our board will be elected each year. These provisions, when coupled with the provision of our amended and restated certificate of incorporation authorizing the board to fill vacant directorships or increase the size of the board may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board. We will appoint one additional independent director to our board prior to the closing of this offering.

Bylaws

   Our bylaws are subject to adoption, amendment, alteration, repeal, or rescission either by our Board of Directors by a vote of a majority of all directors in office, without the assent or vote of our stockholders, or by the affirmative vote of the holders of a majority of the outstanding shares of voting securities.

Transfer Agent

   Our Transfer Agent and Registrar is American Stock Transfer & Trust Company. Its telephone number is 212-936-5100.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could reduce prevailing market prices. Sales of substantial amounts of our common stock in the public market after any restrictions on sale lapse could adversely affect the prevailing market price of the common stock and impair our ability to raise equity in the future.

   Upon the closing of this offering, we will have            outstanding
shares of common stock. Of these shares, the            shares sold in this
offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by an
affiliate of us. The remaining            shares of common stock held by
existing stockholders are restricted securities. Restricted securities may be sold in the public market only if registered or if they qualify for exemption from registration described below under Rule 144, 144(k) or 701 promulgated under the Securities Act.

   As a result of contractual restrictions described below and the provisions of Rules 144, 144(k) and 701, the restricted shares will be available for sale in the public market as follows:

              shares will be eligible for sale immediately following this offering, and shares will be eligible for sale upon the expiration of the lock-up agreements, described below, beginning 180 days after the date of this prospectus.

Lock-Up Agreements

   All of our directors, officers, employees and the holders of substantially all of our securities have entered into lock-up agreements in connection with this offering. These lock-up agreements generally provide that these holders will not offer, sell, contract to sell, grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of Thomas Weisel Partners LLC. Notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements may not be sold until these agreements expire or are waived by Thomas Weisel
Partners LLC. Holders of approximately        % percent of our stock outstanding
immediately prior to this offering have entered into lock-up agreements.

Rule 144

   In general, under Rule 144 as currently in effect, after the expiration of the lock-up agreements, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

   o 1% of the number of shares of common stock then outstanding, which will
     equal approximately             shares immediately after this offering, and

   o the average reported weekly trading volume of our common stock during the four calendar weeks preceding the sale by such person.

   Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us.

Rule 144(k)

   Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, may sell these shares without complying with the manner of sale, public information, volume limitation or notice requirements of Rule 144.

Rule 701

   Rule 701 permits our employees, officers, directors or consultants who purchased shares pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144, but without compliance with certain restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 90 days after effectiveness of this registration statement without complying with the holding period requirement and that non-affiliates may sell such shares in reliance on Rule 144 90 days after effectiveness of this registration statement without complying with the holding period, public information, volume limitation or notice requirements of Rule 144.

Registration Rights

   Upon the closing of this offering, the holders of              shares of
common stock, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of their shares under the Securities Act would result in these shares becoming freely tradeable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration.

Stock Options

   We intend to file a registration statement under the Securities Act after the closing of this offering to register shares to be issued pursuant to our 2001 Omnibus Stock Incentive Plan and our employee stock purchase plan. As a result, shares of our common stock obtained through the exercise of any options or rights granted under our 2001 Omnibus Stock Incentive Plan will also be freely tradable in the public market. However, shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144, unless otherwise resalable under Rule 701.

                                  UNDERWRITING

   Subject to the terms and conditions set forth in an agreement among the underwriters and us, each of the underwriters named below, through their representatives, Thomas Weisel Partners LLC and Wells Fargo Securities, LLC, has severally agreed to purchase from us the aggregate number of shares of common stock set forth opposite its name below:

                                                                              Number
      Underwriters                                                           of Shares
       ------------                                                          ---------
      Thomas Weisel Partners LLC.........................................
      Wells Fargo Securities, LLC........................................
      Total..............................................................


   The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions. The nature of the underwriters' obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

   Thomas Weisel Partners LLC expects to deliver the shares of common stock to
purchasers on             , 2002.

Over-Allotment Option

   We have granted a 30-day over-allotment option to the underwriters to
purchase up to a total of            additional shares of our common stock from
us at the initial public offering price, less the underwriting discount payable by us, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Determination of Offering Price

   Prior to this offering, there has been no pubic market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price will include:

   o the valuation multiples of publicly-traded companies that the representatives believe are comparable to us,

   o our financial information,

   o our history and prospects and the outlook for our industry,

   o an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues,

   o the present state of our development and the progress of our business plan, and

   o the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

   We cannot assure you that an active or orderly trading market will develop for our common stock or that our common stock will trade in the public markets subsequent to this offering at or above the initial offering price.

Commissions and Discounts

   The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this
prospectus, and at this price less a concession not in excess of $         per
share of common stock to other dealers specified in a master agreement among underwriters who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions, not in excess
of $          per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to other conditions, including the right to reject orders in whole or in part.

   The following table summarizes the compensation to be paid to the underwriters by us and the proceeds to us before estimated expenses payable by
us of $         :

                                                                              Total
                                                           --------------------------------------------
                                                                           Without            With
                                                           Per Share   Over-Allotment    Over-Allotment
                                                           ---------   --------------    --------------
Public offering price .................................     $          $                 $
Underwriting discount .................................     $          $                 $
Proceeds, before expenses, to us ......................     $          $                 $


Indemnification of the Underwriters

   We will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

Reserved Shares

   The underwriters, at our request, have reserved for sale at the initial
public offering price up to         shares of common stock to be sold in this
offering for sale to our employees and other persons designated by us. The number of shares available for sale to the general public will be reduced to the extent that any reserved shares are purchased. Any reserved shares not purchased in this manner will be offered by the underwriters on the same basis as the other shares offered in this offering.

No Sales of Similar Securities

   Our directors, officers and stockholders holding substantially all of the outstanding shares of our capital stock prior to this offering have agreed, subject to specified exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock or any securities convertible into or exchangeable for shares of our common stock without the prior written consent of Thomas Weisel Partners LLC for a period of 180 days after the date of this prospectus.

   We have agreed that for a period of 180 days after the date of this prospectus we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, sell, or otherwise dispose of any shares of common stock, except for the shares of common stock offered in this offering and the shares of common stock issuable upon exercise of outstanding options and warrants on the date of this prospectus.

Information Regarding Thomas Weisel Partners LLC

   Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners LLC has been named as a lead or co-manager on numerous public offerings of equity securities. Thomas Weisel Partners LLC does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us under the underwriting agreement entered into in connection with this offering and as described below.

Nasdaq National Market Listing

   We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol "IDDS."

Discretionary Accounts

   The underwriters do not expect sales of shares of our common stock offered by this prospectus to any accounts over which they exercise discretionary authority to exceed five percent of the shares offered.

Short Sales, Stabilizing Transactions and Penalty Bids

   In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

   Short Sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

   Stabilizing Transactions. The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

   Penalty Bids. If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

   The transactions above may occur on the Nasdaq National Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

Other Relationships

   In December 2001, Wells Fargo Securities, LLC , one of the representatives of the underwriters, acted as our placement agent in connection with the private placement of our series B convertible preferred stock for which it received customary compensation and reimbursement of expenses. In addition, certain individuals associated with Thomas Weisel Partners LLC and Wells Fargo
Securities, LLC purchased an aggregate of           shares of our series B
convertible preferred stock, which upon the closing of this offering will
automatically convert into an aggregate of           shares of our common
stock. Under the NASD's Conduct Rules, these shares of our series B convertible preferred stock could be deemed to be underwriting compensation received in connection with this offering. Accordingly, these individuals have agreed, for a period of one year, not to sell, transfer, assign, pledge or hypothecate the shares of our common stock that they will receive upon conversion of this preferred stock, other than to any NASD member participating in this offering or an officer or partner of that NASD member. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of our business.

                                 LEGAL MATTERS

   The validity of the common stock offered will be passed upon for us by Brobeck, Phleger & Harrison LLP, New York, New York. The validity of the common stock offered will be passed upon for the underwriters by Pillsbury Winthrop LLP, Stamford, Connecticut and New York, New York.

                                    EXPERTS

   The financial statements as of December 31, 1999 and 2000 and for the period from February 23, 1998 (inception) to December 31, 1998 and for each of the two years in the period ended December 31, 2000 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accounts, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act for the registration of our common stock offered hereby. This prospectus does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. For further information on us and our common stock, you should refer to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to any contract or any other document are not necessarily complete. Where the contract or other document is an exhibit to the registration statement, each statement is qualified by the provisions of that exhibit. You may inspect the registration statement, including exhibits and schedules thereto, included without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 and after payment of fees prescribed by the SEC. You may call the SEC at 1-800-732-0330 for further information about the operation of the public reference rooms. The SEC also maintains a World Wide Web site, which provides online access to reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at the address http://www.sec.gov.

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)


                         Index to Financial Statements

                                                                            Page
                                                                            ----
Report of Independent Accountants .......................................    F-2
Financial Statements:
Balance Sheets as of December 31, 1999 and 2000, and September 30, 2001
  (unaudited)............................................................    F-3
Statements of Operations for the period from February 23, 1998
  (inception) to December 31, 1998, the years ended December 31, 1999 and
  2000, the nine months ended September 30, 2000 (unaudited) and 2001
  (unaudited), and the cumulative period from February 23, 1998
  (inception) to September 30, 2001 (unaudited)..........................    F-4
Statements of Redeemable Preferred Stock and Stockholders' Deficit for
  the period from February 23, 1998 (inception) to September 30, 2001, including the period from February 23, 1998 (inception) to December 31,
  1998, the years ended December 31, 1999 and 2000 and the nine months
  ended September 30, 2001 (unaudited)...................................    F-5
Statements of Cash Flows for the period from February 23, 1998
  (inception) to December 31, 1998, the years ended December 31, 1999 and
  2000, the nine months ended September 30, 2000 (unaudited) and 2001
  (unaudited), and the cumulative period from from February 23, 1998
  (inception) to September 30, 2001 (unaudited)..........................    F-6
Notes to Financial Statements ...........................................    F-7

                       Report of Independent Accountants

To the Board of Directors and Stockholders of Innovative Drug Delivery Systems, Inc.:

   In our opinion, the accompanying balance sheets and the related statements of operations, of redeemable preferred stock and stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Innovative Drug Delivery Systems, Inc. (the "Company") (a development stage enterprise) at December 31, 1999 and 2000, and the results of its operations and its cash flows for the period from February 23, 1998 (inception) to December 31, 1998 and the years ended December 31, 1999 and 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



                                            PricewaterhouseCoopers LLP
New York, New York
December 14, 2001

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)

                                 Balance Sheets


                                                                              December 31,            September 30,     Pro forma
                                                                       ---------------------------    -------------   September 30,
                                                                          1999            2000            2001             2001
                                                                       -----------    ------------    -------------   -------------
                                                                                                       (unaudited)     (unaudited)
                                                                                                                        See Note 2
ASSETS
Current assets:
  Cash and cash equivalents......................................      $   253,221    $ 10,083,611    $  7,879,652     $  7,879,652
  Grant receivable...............................................                          306,035         308,296          308,296
  Prepaid expenses and other current assets......................           12,565          64,000          43,962           43,962
                                                                       -----------    ------------    ------------     ------------
    Total current assets ........................................          265,786      10,453,646       8,231,910        8,231,910
Fixed assets, at cost, net of accumulated depreciation...........            1,501           4,003          11,750           11,750
Deferred financing costs.........................................          131,003
Restricted cash..................................................                           40,000          60,000           60,000
Prepaid offering costs...........................................                                          370,000          370,000
                                                                       -----------    ------------    ------------     ------------
    Total assets ................................................      $   398,290    $ 10,497,649    $  8,673,660     $  8,673,660
                                                                       ===========    ============    ============     ============
LIABILITIES, REDEEMABLE PREFERRED STOCK
  AND STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities:
  Accounts payable and accrued expenses..........................      $   318,395    $    256,214    $  1,175,154     $  1,175,154
  Notes payable..................................................        1,205,256
  Due to affiliates..............................................           10,189          22,574          29,678           29,678
                                                                       -----------    ------------    ------------     ------------
    Total current liabilities ...................................        1,533,840         278,788       1,204,832        1,204,832
                                                                       -----------    ------------    ------------     ------------
Commitments and contingencies
Redeemable convertible preferred stock, 6,500,000 shares
  authorized; Series A convertible preferred stock, $0.001 par value; 4,500,000 shares designated; 4,014,125 shares issued and outstanding at December 31, 2000 and September 30, 2001
  (unaudited); and no pro forma shares issued and outstanding
  (unaudited) (liquidation value $16,056,500 in 2000 and 2001)...                       13,774,952      13,774,952
                                                                                      ------------    ------------
Stockholders' (deficit) equity
  Common stock, $0.001 par value; 21,500,000 shares authorized;
   4,574,374, 9,771,829 and 9,791,217 shares issued and
   outstanding at December 31, 1999 and 2000 and September 30,
   2001 (unaudited), respectively and pro forma 13,805,342
   shares issued and outstanding (unaudited).....................            4,574           9,772           9,791           13,805
  Additional paid in capital.....................................          539,490      21,134,392      21,536,330       35,307,268
  Subscription receivable........................................           (3,855)           (654)           (110)            (110)
  Deficit accumulated during the development stage...............       (1,675,759)    (24,699,601)    (27,852,135)     (27,852,135)
                                                                       -----------    ------------    ------------     ------------
    Total stockholders' (deficit) equity ........................       (1,135,550)     (3,556,091)     (6,306,124)       7,468,828
                                                                       -----------    ------------    ------------     ------------
    Total liabilities, redeemable preferred stock and
      stockholders' (deficit) equity.............................      $   398,290    $ 10,497,649    $  8,673,660     $  8,673,660
                                                                       ===========    ============    ============     ============




    The accompanying notes are an integral part of the financial statements.

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)

                            Statements of Operations


                                   Period from               Years Ended                Nine Months Ended          Cumulative from
                                February 23, 1998           December 31,                  September 30,           February 23, 1998
                                  (inception) to     --------------------------     --------------------------     (inception) to
                                December 31, 1998       1999           2000            2000           2001       September 30, 2001
                                -----------------    -----------   ------------    ------------    -----------   ------------------
                                                                                           (unaudited)               (unaudited)
Revenues:
  Government grants.............                                   $    306,035    $     30,583    $   687,742      $    993,777
                                                                   ------------    ------------    -----------      ------------
Operating expenses:
  Research and development......    $  206,618       $   664,636     21,832,641      21,420,165      3,084,092        25,787,987
  General and administrative....       256,980           312,079      1,353,445       1,094,459      1,064,051         2,986,555
  Depreciation and amortization.                             324            748             443          1,848             2,920
                                    ----------       -----------   ------------    ------------    -----------      ------------
    Total operating expenses ...       463,598           977,039     23,186,834      22,515,067      4,149,991        28,777,462
                                    ----------       -----------   ------------    ------------    -----------      ------------
  Operating loss................      (463,598)         (977,039)   (22,880,799)    (22,484,484)    (3,462,249)      (27,783,685)
                                    ----------       -----------   ------------    ------------    -----------      ------------
Other income (expense):
  Interest expense..............        (6,602)         (239,092)      (320,533)       (295,036)                        (566,227)
  Interest income...............                          10,572        177,490           4,266        309,715           497,777
                                    ----------       -----------   ------------    ------------    -----------      ------------
                                        (6,602)         (228,520)      (143,043)       (290,770)       309,715           (68,450)
                                    ----------       -----------   ------------    ------------    -----------      ------------
    Net loss ...................    $ (470,200)      $(1,205,559)  $(23,023,842)   $(22,775,254)   $(3,152,534)     $(27,852,135)
                                    ==========       ===========   ============    ============    ===========      ============
  Net loss per share
    Basic and diluted ..........    $    (0.11)      $     (0.28)  $      (3.99)   $      (5.07)   $     (0.33)
                                    ==========       ===========   ============    ============    ===========
    Weighted average shares ....     4,168,494         4,241,046      5,766,023       4,492,326      9,563,839
                                    ==========       ===========   ============    ============    ===========
  Pro forma net loss per share
   (unaudited) (see Note 2)
    Basic and diluted ..........                                   $      (3.35)                   $     (0.23)
                                                                   ============                    ===========
    Weighted average shares ....                                      6,865,783                     13,577,964
                                                                   ============                    ===========




    The accompanying notes are an integral part of the financial statements.

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)
       Statements of Redeemable Preferred Stock and Stockholders' Deficit
    For the period from February 23, 1998 (inception) to September 30, 2001, including the period from February 23, 1998
  (inception) to December 31, 1998, the years ended December 31, 1999 and 2000, and the nine months ended September 30, 2001 (unaudited)


                                                                              Stockholders' Deficit
                                                                        ---------------------------------
                                                     Series A
                                                    Redeemable
                                                 Preferred Stock            Common Stock       Additional
                                              -----------------------    ------------------     Paid-in
                                               Shares       Amount        Shares     Amount     Capital
                                             ---------    -----------   ---------    ------   -----------
Sale of Common Stock to founders at
  inception for cash ($0.001 per share)...                              4,387,889    $4,388   $       610
Fair value of services provided by an
  affiliate (see Note 11).................                                                         89,531
Net loss for the period February 23, 1998
  (inception) to December 31, 1998........
                                             ---------    -----------   ---------    ------   -----------
    Balance at December 31, 1998 .........          --             --   4,387,889     4,388        90,141
                                             ---------    -----------   ---------    ------   -----------
Issuance of 228,175 warrants in June in
  connection with bridge financing (see
  Note 6).................................                                                        101,564
Issuance of Common Stock to consultant in
  June for services (see Note 5)..........                                186,485       186        93,270
Issuance of 197,455 warrants to
  consultants in August for services (see
  Note 6).................................                                                         98,598
Fair value of services provided by an
  affiliate (see Note 11).................                                                        155,917
Net loss for the year ended December 31,
  1999....................................
                                             ---------    -----------   ---------    ------   -----------
    Balance at December 31, 1999 .........          --             --   4,574,374     4,574       539,490
                                             ---------    -----------   ---------    ------   -----------
Issuance of 15,000 warrants to an advisor
  for services in connection with the sale
  of Series A redeemable preferred stock
  in August (see Note 5)..................                    (55,790)                             55,790
Exercise of warrants by consultants ......                                197,455       198
Issuance of Common Stock in connection
  with acquisition of a license in
  September (see Note 1)..................                              5,000,000     5,000    18,600,000
Sale of 160.565 Units for cash in
  September ($4.00 per Unit), net of
  offering expenses of $1,157,572
  (see Note 5)............................   4,014,125    $14,898,928
Issuance of Preferred A warrants in
  September (see Note 5)..................                   (960,361)                            960,361
Issuance of Preferred A Finders Units for
  services in September (see Note 5)......                  (107,825)                             107,825
Payment of stock subscription receivable .
Non-cash compensation in connection with
  issuance of stock options to non-
  employees in August and November (see
  Note 9).................................                                                        707,550
Fair value of services provided by an
  affiliate (see Note 11).................                                                        163,376
Net loss for the year ended December 31,
  2000....................................
                                             ---------    -----------   ---------    ------   -----------
    Balance at December 31, 2000 .........   4,014,125     13,774,952   9,771,829     9,772    21,134,392
                                             ---------    -----------   ---------    ------   -----------
Payment of stock subscription receivable
  (unaudited).............................
Exercise of warrants by a consultant
  (unaudited).............................                                 15,000        15
Exercise of bridge warrants (unaudited) ..                                  4,388         4            40
Fair value of services provided by an
  affiliate (see Note 11) (unaudited).....                                                        401,898
Net loss for the nine months ended
  September 30, 2001 (unaudited)..........
                                             ---------    -----------   ---------    ------   -----------
    Balance at September 30, 2001
  (unaudited).............................   4,014,125    $13,774,952   9,791,217    $9,791   $21,536,330
                                             =========    ===========   =========    ======   ===========

                                                         Stockholders' Deficit
                                             --------------------------------------------
                                                               Deficit
                                                             Accumulated
                                                 Stock        during the        Total
                                             Subscription    Development    Stockholders'
                                              Receivable        Stage          Deficit
                                             ------------    ------------   -------------
Sale of Common Stock to founders at
  inception for cash ($0.001 per share)...      $(3,749)                     $      1,249
Fair value of services provided by an
  affiliate (see Note 11).................                                         89,531
Net loss for the period February 23, 1998
  (inception) to December 31, 1998........                   $   (470,200)       (470,200)
                                                -------      ------------    ------------
    Balance at December 31, 1998 .........       (3,749)         (470,200)       (379,420)
                                                -------      ------------    ------------
Issuance of 228,175 warrants in June in
  connection with bridge financing (see
  Note 6).................................                                        101,564
Issuance of Common Stock to consultant in
  June for services (see Note 5)..........         (106)                           93,350
Issuance of 197,455 warrants to
  consultants in August for services (see
  Note 6).................................                                         98,598
Fair value of services provided by an
  affiliate (see Note 11).................                                        155,917
Net loss for the year ended December 31,
  1999....................................                     (1,205,559)     (1,205,559)
                                                -------      ------------    ------------
    Balance at December 31, 1999 .........       (3,855)       (1,675,759)     (1,135,550)
                                                -------      ------------    ------------
Issuance of 15,000 warrants to an advisor
  for services in connection with the sale
  of Series A redeemable preferred stock
  in August (see Note 5)..................                                         55,790
Exercise of warrants by consultants ......                                            198
Issuance of Common Stock in connection
  with acquisition of a license in
  September (see Note 1)..................                                     18,605,000
Sale of 160.565 Units for cash in
  September ($4.00 per Unit), net of
  offering expenses of $1,157,572
  (see Note 5)............................                                             --
Issuance of Preferred A warrants in
  September (see Note 5)..................                                        960,361
Issuance of Preferred A Finders Units for
  services in September (see Note 5)......                                        107,825
Payment of stock subscription receivable .        3,201                             3,201
Non-cash compensation in connection with
  issuance of stock options to non-
  employees in August and November (see
  Note 9).................................                                        707,550
Fair value of services provided by an
  affiliate (see Note 11).................                                        163,376
Net loss for the year ended December 31,
  2000....................................                    (23,023,842)    (23,023,842)
                                                -------      ------------    ------------
    Balance at December 31, 2000 .........         (654)      (24,699,601)     (3,556,091)
                                                -------      ------------    ------------
Payment of stock subscription receivable
  (unaudited).............................          544                               544
Exercise of warrants by a consultant
  (unaudited).............................                                             15
Exercise of bridge warrants (unaudited) ..                                             44
Fair value of services provided by an
  affiliate (see Note 11) (unaudited).....                                        401,898
Net loss for the nine months ended
  September 30, 2001 (unaudited)..........                     (3,152,534)     (3,152,534)
                                                -------      ------------    ------------
    Balance at September 30, 2001
  (unaudited).............................      $  (110)     $(27,852,135)   $ (6,306,124)
                                                =======      ============    ============


Securities issued in connection with services or financings were valued based upon the estimate of fair value of the securities issued as determined by the Company's Management.

    The accompanying notes are an integral part of the financial statements.

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)

                            Statements of Cash Flows


                                   Period from                                             Nine Months             Cumulative from
                                February 23, 1998      Year Ended December 31,         Ended September 30,        February 23, 1998
                                  (inception) to     --------------------------     --------------------------     (inception) to
                                December 31, 1998       1999           2000            2000           2001       September 30, 2001
                                -----------------    -----------   ------------    ------------    -----------   ------------------
                                                                                           (unaudited)               (unaudited)
Cash flows from operating
  activities:
  Net loss....................      $(470,200)       $(1,205,559)  $(23,023,842)   $(22,775,254)   $(3,152,534)     $(27,852,135)
  Adjustments to reconcile
   net loss to net cash used
   in operating activities:
   Depreciation ..............                               324            748             443          1,848             2,920
   Amortization of deferred
    financing costs ..........                            96,314        131,003         131,003                          227,317
   Amortization of original
    issue discount ...........                            41,820         59,744          53,912                          101,564
   Issuance of Common Stock
    in connection with
    acquisition of a license                                         18,600,000      18,600,000                       18,600,000
   Stock and warrants issued
    in consideration for
    services rendered ........                            93,350        707,550         707,550                          800,900
   Non-cash expense
    contributed by affiliate           89,531            155,917        163,376         122,530        401,898           810,722
   Changes in assets and
    liabilities:
    (Increase) decrease in
      grant receivable........                                         (306,035)        (30,583)        (2,261)         (308,296)
    (Increase) decrease in
      prepaid expenses, other
      current assets and
      other assets............                           (12,565)       (51,435)        (26,786)        20,038           (43,962)
    (Increase) in prepaid
      offering costs..........                                                                        (370,000)         (370,000)
    Increase (decrease) in
      accounts payable,
      accrued expenses and
      due to affiliates.......        203,611            124,973        (49,796)        301,531        926,044         1,204,832
                                    ---------        -----------   ------------    ------------    -----------      ------------
   Net cash used in
    operating activities .....       (177,058)          (705,426)    (3,768,687)     (2,915,654)    (2,174,967)       (6,826,138)
                                    ---------        -----------   ------------    ------------    -----------      ------------
Cash flows from investing
  activities:
  Capital expenditures........                            (1,825)        (3,250)         (1,902)        (9,595)          (14,670)
  Restricted cash.............                                --        (40,000)                       (20,000)          (60,000)
                                    ---------        -----------   ------------    ------------    -----------      ------------
   Net cash used in
    investing activities .....             --             (1,825)       (43,250)         (1,902)       (29,595)          (74,670)
                                    ---------        -----------   ------------    ------------    -----------      ------------
Cash flows from financing
  activities:
  Proceeds from exercise of
   warrants ..................                                              198              44             59               257
  Proceeds from sale of
   common stock ..............          1,249                             8,201                            544             9,994
  Proceeds from sale of
   Series A Preferred Stock ..                                       16,056,500       6,132,573                       16,056,500
  Expenses associated with
   sale of Series A
   Preferred Stock ...........                                       (1,157,572)     (1,157,572)                      (1,157,572)
  Proceeds from notes payable         225,000          1,040,000        250,000         250,000                        1,515,000
  Expenses associated with
   notes payable .............                          (128,719)                                                       (128,719)
  Repayment of notes payable..                                       (1,515,000)                                      (1,515,000)
                                    ---------        -----------   ------------    ------------    -----------      ------------
   Net cash provided by
    financing activities .....        226,249            911,281     13,642,327       5,225,045            603        14,780,460
                                    ---------        -----------   ------------    ------------    -----------      ------------
   Net increase (decrease)
    in cash and
    cash equivalents .........         49,191            204,030      9,830,390       2,307,489     (2,203,959)        7,879,652
                                    ---------        -----------   ------------    ------------    -----------      ------------
Cash and cash equivalents at
  beginning of period.........             --             49,191        253,221         253,221     10,083,611
Cash and cash equivalents at
  end of period...............      $  49,191        $   253,221   $ 10,083,611    $  2,560,710    $ 7,879,652      $  7,879,652
                                    =========        ===========   ============    ============    ===========      ============
Supplemental disclosures:
  Cash paid for interest......      $   5,801        $    16,003   $    215,542    $               $                $    237,346
                                    =========        ===========   ============    ============    ===========      ============
Supplemental disclosure of
  noncash investing and
  financing activities:
Subscription receivable for
  issuance of common stock....      $   3,749        $       106                                                    $        610
Subscription receivable for
  issuance of preferred stock                                                      $  9,923,927                     $  9,923,927
Original issue discount on
  note payable................                       $   101,564                                                    $    101,564
Options and warrants issued
  for services and
  financings..................                       $    98,598   $  1,123,976    $  1,123,976                     $  1,222,574


    The accompanying notes are an integral part of the financial statements.

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)

                         Notes to Financial Statements
                      (unaudited as of September 30, 2001
           and for the nine months ended September 30, 2000 and 2001)



(1) Organization, Business and Basis of Presentation

   Innovative Drug Delivery Systems, Inc. (the "Company" or "IDDS") is a development stage enterprise engaged in the research, development and commercialization of innovative treatments for the relief of acute and chronic moderate to severe pain. The Company is incorporated in the State of Delaware with operations in a single segment in the United States of America.

   As a development stage enterprise, the Company's primary efforts, to date, have been devoted to raising capital, forming collaborations for research and development and recruiting staff. The Company has limited capital resources and revenues and has experienced net operating losses and negative cash flows from operations since inception and expects these conditions to continue for the foreseeable future. At September 30, 2001, the Company had approximately $7.9 million (unaudited) in cash and cash equivalents. The Company will be required to raise additional funds to meet long-term planned goals. The Company believes that it will be able to obtain additional financing through public or private equity financings, or other arrangements to fund operations. There can be no assurance that such additional financing, if at all available, can be obtained on terms acceptable to the Company. If the Company is unable to obtain such additional financing, future operations will need to be scaled back or discontinued. On December 31, 2001, the Company closed a private financing raising net proceeds of approximately $5.1 million (unaudited) through the sale of 989,991 shares of Series B redeemable convertible Preferred Stock (Series B stock) (see Note 13).

   In addition, to the normal risks associated with a new business venture, there can be no assurance that the Company's research and development will be successfully completed or that any approved product will be commercially viable. In addition, the Company operates in an environment of rapid change in technology, and is dependent upon the services of its employees, collaborators and consultants. The Company is solely dependent upon West Pharmaceutical Services, Inc. to manufacture, supply and perform other services in connection with the Company's clinical trials.

   Pain Management, Inc. (the "Predecessor Company") was incorporated in the State of Delaware on February 23, 1998. On August 14, 2000, the Predecessor Company agreed to merge with IDDS in exchange for five million shares of IDDS's common stock. At the time the merger closed on September 22, 2000, the only asset held by IDDS was a licensing agreement with West Pharmaceutical Services, Inc. (see Note 7) executed on August 25, 2000. IDDS was incorporated on April 8, 1999, however, it remained dormant until executing the merger and licensing agreements noted above. The Predecessor Company's Board of Directors and management assumed similar roles in the Company after the merger closed. For financial reporting purposes, the merger was accounted for as the acquisition of a licensing agreement by the Predecessor Company and a reorganization with the Company becoming the surviving entity. Consequently, the assets, liabilities and historic operating results of the Company prior to the merger are those of the Predecessor Company. The fair value of the licensing agreement was determined to be approximately $18.6 million based on the fair value of the common stock issued. The rights obtained under the licensing agreement related to an unproven technology that would require significant research and development effort to commercialize a product. There is also a significant uncertainty as to whether the research and development effort will be successful. Since the licensed technology has no alternative future use, the fair value of the consideration issued to obtain the licensing agreement was expensed as research and development at the time the merger closed.

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)

                  Notes to Financial Statements -- (Continued)
                      (unaudited as of September 30, 2001
           and for the nine months ended September 30, 2000 and 2001)



(2) Summary of Significant Accounting Policies

Revenue Recognition

   The Company has been awarded government grants from the Department of Defense (the "DoD") and the National Institutes of Health (the "NIH"), which are used to subsidize the Company's research and development projects ("Projects"). DoD and NIH revenue is recognized as subsidized Project costs for each period are incurred. For the year ended December 31, 2000 and the nine months ended September 30, 2001 (unaudited), all of the Company's research grant revenue came from the DoD and the NIH.

   Interest income is recognized as earned.

Research and Development Costs

   The Company expenses all research and development costs as incurred for which there is no alternative future use. Such expenses include licensing and upfront fees paid in connection with collaborative agreements.

Concentrations of Credit Risk

   Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents, and receivables from the DoD and the NIH. The Company has established guidelines that relate to credit quality and diversification and that limit exposure to any one issue of securities.

Fixed Assets

   Furniture and fixtures, and computer equipment are stated at cost. Furniture, fixtures, and computer equipment are depreciated on a straight-line basis over their estimated useful lives. Expenditures for maintenance and repairs which do not materially extend the useful lives of the assets are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the respective accounts and any gain or loss is recognized in operations. The estimated useful lives of fixed assets are as follows:

                  Furniture and fixtures...........   5 years
                  Computer equipment...............   3 years

Patents

   As a result of research and development efforts conducted by the Company, it has applied, or is applying, for a number of patents to protect proprietary inventions. All costs associated with patents are expensed as incurred.

Cash and Cash Equivalents

   The Company considers all highly liquid investments which have maturities of three months or less, when acquired, to be cash equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value. Cash and cash equivalents subject the Company to concentrations of credit risk. At September 30, 2001 and December 31, 2000, the Company had invested approximately $7.9

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)

                  Notes to Financial Statements -- (Continued)
                      (unaudited as of September 30, 2001
           and for the nine months ended September 30, 2000 and 2001)



million (unaudited) and $10.1 million, respectively, in funds with a single commercial bank. At December 31, 1999, the Company had invested approximately $253,000 in funds with two commercial banks.

Net Loss Per Share

   The Company prepares its per share data in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"). Basic net loss per share is computed on the basis of net loss for the period divided by the weighted average number of shares of common stock outstanding during the period. Since the Company has incurred net losses since inception, diluted net loss per share does not include the number of shares issuable upon exercise of outstanding options and warrants and the conversion of preferred stock since such inclusion would be anti-dilutive. Disclosures required by SFAS No. 128 have been included in Note 8.

Pro Forma Financial Information (unaudited)

   As discussed further in Note 5, all outstanding shares of Series A redeemable convertible preferred stock ("Series A stock") will automatically convert into an equal number of shares of common stock upon the closing of an initial public offering of the Company's common stock as defined. The unaudited pro forma balance sheet at September 30, 2001, assumes that the historical balance sheet is adjusted to reflect the conversion of Series A stock into common stock as if it had occurred on September 30, 2001. The unaudited pro forma net loss per share data presented within the Statement of Operations for the year ended December 31, 2000 and the nine months ended September 30, 2001 assumes that the historical per share data computed in accordance with SFAS No. 128 is adjusted to reflect the conversion of all outstanding shares of Series A stock, on a weighted average basis, as if such conversion had occurred on the date of issuance (September 22, 2000). Pro forma net loss per share data for the period from February 23, 1998 (inception) to December 31, 1998, the year ended December 31, 1999 and the nine months ended September 30, 2000 have been intentionally omitted.

Deferred Financing Costs

   Costs incurred in connection with issuance of notes payable are deferred and amortized using the interest method, which approximates the straight-line method, as interest expense over the term of the debt instrument.

Income Taxes

   The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires that the Company recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined on the basis of the difference between the tax basis of assets and liabilities and their respective financial reporting amounts ("temporary differences") at enacted tax rates in effect for the years in which the temporary differences are expected to reverse.

Comprehensive Loss

   Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", established standards for reporting and display of comprehensive loss and its components in the financial statements.

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)

                  Notes to Financial Statements -- (Continued)
                      (unaudited as of September 30, 2001
           and for the nine months ended September 30, 2000 and 2001)



Implementation of this statement has not had an impact on the Company's financial statements as the Company has no other comprehensive items to report other than net loss.

Impairment of Long-Lived Assets

   In accordance with the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and Long Lived Assets to be Disposed Of" ("SFAS 121") long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less that the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset. For all periods presented (unaudited with regards to the nine months ended September 30, 2000 and 2001) there have been no impairment losses incurred.

Equity Issuance Costs

   Costs associated with the issuance of the Company's common or preferred stock are initially recorded as prepaid offering costs. Upon issuance of the securities, those costs are reclassified as a reduction of the offering proceeds. In the event that a public offering is not completed, those costs would be expensed in the period the offering is determined to be unsuccessful.

Risks and Uncertainties

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates relate to the valuation of equity instruments issued for services rendered, recoverability of fixed assets and deferred taxes. Actual results could differ from those estimates.

Stock-Based Compensation

   The Company accounts for stock-based compensation to employees in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Under APB No. 25, generally, no compensation expense is recognized in the financial statements in connection with the awarding of stock option grants to employees provided that, as of the grant date, all terms associated with the award are fixed and the fair value of the Company's stock, as of the grant date, is equal to or less than the amount an employee must pay to acquire the stock. The Company will recognize compensation expense in situations where the terms of an option grant are not fixed or where the fair value of the Company's common stock on the grant date is greater than the amount an employee must pay to acquire the stock.

   Disclosures required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), including pro forma operating results had the Company prepared its financial statements in accordance with the fair-value-based method of accounting for stock-based compensation, have been included in Note 9.

   The fair value of options and warrants granted to non-employees for financing, goods or services are included in the financial statements and expensed over the life of the debt, as the goods are utilized or the services performed, respectively. The fair value of options and warrants issued to non-employees has been

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)

                  Notes to Financial Statements -- (Continued)
                      (unaudited as of September 30, 2001
           and for the nine months ended September 30, 2000 and 2001)



calculated using the Black-Scholes option pricing model, based on the following assumptions: risk free interest rate of 6%; expected life of 5 to 7 years; zero dividend yield; and volatility of 75%.

Impact of Future Adoption of Recently Issued Accounting Standards

   The Financial Accounting Standards Board has recently issued Statement of Financial Accounting Standards No. 141, "Business Combinations" and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", which the Company will be required to adopt in future periods.

   In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 (FAS 143), "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." The objective of FAS 143 is to provide accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. The retirement obligations included within the scope of this project are those that an entity cannot avoid as a result of either the acquisition, construction or normal operation of a long-lived asset. Components of larger systems also fall under this project, as well as tangible long-lived assets with indeterminable lives. FAS 143 is required to be adopted on January 1, 2003.

   The Financial Accounting Standards Board issued FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The objectives of FAS 144 are to address significant issues relating to the implementation of FASB Statement No. 121 (FAS 121), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and to develop a single accounting model, based on the framework established in FAS 121, for long- lived assets to be disposed of by sale, whether previously held and used or newly acquired. The provisions of FAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001.

   Management believes that the future adoption of these accounting standards will not have a material impact on the Company's financial statements.

Unaudited Interim Financial Data as of September 30, 2001 and for the Nine Months Ended September 30, 2000 and 2001

   The unaudited financial data as of September 30, 2001 and for the nine months ended September 30, 2000 and 2001 has been prepared by management and include all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation of the Company's results of operations and cash flows.

(3) Fixed Assets

   Fixed assets consist of the following:

                                                December 31,      September 30,
                                              ----------------    -------------
                                              1999      2000          2001
                                             ------    -------    -------------
                                                                   (unaudited)
   Office equipment and computers ........   $1,825    $ 5,075       $14,670
   Less, Accumulated depreciation ........   $ (324)   $(1,072)      $(2,920)
                                             ------    -------       -------
                                             $1,501    $ 4,003       $11,750
                                             ======    =======       =======

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)

                  Notes to Financial Statements -- (Continued)
                      (unaudited as of September 30, 2001
           and for the nine months ended September 30, 2000 and 2001)



(4) Accounts Payable and Accrued Expenses

   Accounts payable and accrued expenses consist of the following:

                                                   December 31,        September 30,
                                                -------------------    -------------
                                                 1999        2000          2001
                                               --------    --------    -------------
                                                                        (unaudited)
   Accounts payable ........................               $100,706     $  487,618
   Accrued professional fees ...............   $ 45,009      47,794        307,216
   Accrued interest ........................     85,757
   Accrued research and development ........    125,910      59,910        371,001
   Accrued expenses ........................     61,719      47,804          9,319
                                               --------    --------     ----------
                                               $318,395    $256,214     $1,175,154
                                               ========    ========     ==========


   In connection with various agreements, as of September 30, 2001, the Company may be obligated to make future payments totaling $18.5 million (unaudited) if certain defined events occur. In addition, the Company has committed to spend approximately $5.3 million (unaudited) for future clinical and development programs.

(5) Stockholders' (Deficit) Equity

   The Company's Certificate of Incorporation, as amended, authorizes the Company to issue 21.5 million shares of common stock (the "Common Stock"), $0.001 par value, and 6.5 million shares of preferred stock (the "Preferred Stock"), $0.001 par value. The Company's Board of Directors (the "Board") has the authority to issue preferred stock, in series, with rights and privileges determined by the Board. The Board designated 4.5 million shares of preferred stock as Series A stock. In September 2000, investors purchased 4,014,125 shares of Series A stock as part of a unit which is discussed below.

   Dividends may be declared and paid on Common Stock and Preferred Stock as determined by the Board, provided that (i) concurrently with the declaration of dividends on Common Stock, the Company declares and pays a dividend to the holders of Preferred Stock equal to that which would be payable to them if their Preferred Stock had been converted into Common Stock on the date of determination of holders of Common Stock to receive such dividend and (ii) dividends declared on Series A stock are subject to prior rights of holders of any superior class of stock.

   In the event of liquidation, dissolution or winding up of the Company, holders of Series A stock will be entitled to be paid the greater of (i) $4.00 per share subject to adjustment for stock dividends, stock splits, mergers or other recapitalization, as defined, plus all dividends accrued or declared but unpaid, out of the assets of the Company (the "Liquidation Amount") or (ii) the Shared Allocation Amount. The Shared Allocation Amount is that portion of the Company's assets available for distribution to stockholders allocated based on percentage of outstanding shares held by that class of stockholders. The order of preference of payments will be to holders of Series A Stock and then Common Stock.

   Each share of Series A stock is convertible into the number of shares of Common Stock determined by dividing the Series A Conversion Price into $4.00. The Series A Conversion Price of the Series A stock is initially $4.00 per share adjusted for certain dilutive events, as defined. Accrued but unpaid dividends are forfeited upon conversion of Series A stock. As of September 30, 2001 (unaudited) and December 31, 2000, the Series A Conversion Price was $4.00 and the outstanding Series A stock is convertible into 4,014,125 shares of Common Stock.

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)

                  Notes to Financial Statements -- (Continued)
                      (unaudited as of September 30, 2001
           and for the nine months ended September 30, 2000 and 2001)



   Shares of Series A stock will automatically convert into shares of Common Stock based upon the Series A Conversion Price in effect at the time upon (i) the closing of an initial public offering of the Company's Common Stock, within defined terms or (ii) written election of the holders of a majority of Series A stock.

   In the event of consolidation, merger or other reorganization of the Company in which the Company is not the surviving entity, the holders of Series A stock will be entitled to be paid, out of the assets of the Company available for distribution before any payment to holders of junior stock of the Company, the greater of (i) the Liquidation Amount or (ii) the Shared Allocation Amount, as defined. Such payment will be made by redemption of such shares by the Company or by the surviving company. Accordingly, the Series A stock is presented as redeemable preferred stock.

   Holders of Series A stock have the number of votes equal to the number of shares of Common Stock into which the shares of Series A stock convert into at the date on which the vote is held. Holders of Common Stock have one vote per share.

   At the option of the Company, shares of Series A stock may be redeemed at a redemption price per share of $4.00 plus dividends accrued or declared but unpaid (the "Redemption Price") up to and including the redemption date. The Redemption Price is subject to adjustment for stock dividends, stock splits, mergers or recapitalizations, as defined.

   In September 2000, the Company sold 160.565 units ("Units" or "Series A Financing") to investors at a per Unit price of $100,000. Each Unit consisted of 25,000 shares of Series A stock and 2,500 warrants (the "A Preferred Warrants"). Each A Preferred Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $4.00 per share. The A Preferred Warrants contain certain antidilution provisions, as defined. The A Preferred Warrants expire in October 2005. The fair value of the A Preferred Warrants at issuance was $960,361. At September 30, 2001 (unaudited) and December 31, 2000, none of the A Preferred Warrants had been exercised (see Note 10).

   As partial consideration for the sale of the Units, an option to purchase
15.83 units (the "Finders Units") was issued to members of the firm responsible for obtaining the financing. Each Finders Unit entitles the holder to purchase 25,000 shares of Series A stock and 2,500 A Preferred warrants (the "Finders Warrants") for $110,000 per Finders Unit. The fair value of the Series A stock, which was accounted for as a cost of the Series A Financing, totaled $1,071,331. Each Finders Warrant entitles the holder to purchase one share of Common Stock at a per share price of $4.00. The Finders Warrants expire in September 2007. The fair value of the Finders Warrants at the date of issue was $107,825.

   During 1999, a consultant (the "Consultant") was issued 186,485 shares of Common Stock for services rendered and a subscription receivable of $106. The fair value of the Consultant shares was $93,244. In 2000, another consultant, acting as an advisor to the Series A Financing, received 15,000 warrants to purchase shares of Common Stock at an exercise price of $0.001 per share. The warrants expire in August, 2007. The fair value of the warrants, which has been accounted for as a cost of the Series A Financing, at the issuance date was $55,790. All of the warrants were exercised in 2001.

(6) Notes Payable

   (a) During 1998, the Company issued two notes payable to two banks with principal amounts of $145,000 and $80,000, respectively (the "Notes"). The Notes were due in September 2000 and bear interest of 1% over the Eurodollar rate and the bank's prime rate, respectively. The Notes were guaranteed by one of the Company's investors. At December 31, 1999, the outstanding balances on the Notes were $145,000 and

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)

                  Notes to Financial Statements -- (Continued)
                      (unaudited as of September 30, 2001
           and for the nine months ended September 30, 2000 and 2001)



$80,000, respectively, accrued interest totaled $1,400 and the weighted average interest rate was 7.5%. During 2000, the $145,000 Note was increased to $245,000. Both Notes were repaid in October 2000, following the issuance of Series A stock (see Note 5).

   (b) During 1999, the Company raised $1.04 million by issuing notes payable (the "Bridge Notes") and warrants (the "Bridge Warrants"). The Bridge Notes accrued interest at 12% per annum for the first twelve months and 15% per annum for up to an additional year. At December 31, 1999, accrued interest on the Bridge Notes was approximately $86,000. At December 31, 1999, the fair value of the Bridge Notes approximated their face value. In November, 2000, after issuance of Series A stock, the principal plus accrued interest totaling approximately $1,238,000 was repaid.

   In connection with the Bridge Notes, 228,175 Bridge Warrants to purchase an equal number of shares of Common Stock, with an exercise price of $0.01, were issued to the Bridge Noteholders. The Bridge warrants contain anti-dilution provisions and expire in September, 2005. The fair value of the Bridge Warrants at the date of issue was $101,564. Accordingly, the Bridge Notes were recorded at an original issue discount of $101,564, which was amortized to interest expense over the term of the Bridge Notes. At December 31, 1999, the Bridge Notes were recorded at $980,256. During September, 2001, a Bridge Warrant to purchase 4,388 (unaudited) shares of common stock was exercised (see Note 10).

   Professional fees incurred in connection with the Bridge Notes, amounting to $128,719, were accounted for as deferred financing costs.

   In 1999, three consultants, who had arranged the sale of Bridge Notes received a total of 197,455 warrants, exercise price $0.001, to purchase shares of Common Stock. The warrants expire in August 2007. The fair value of the warrants, which were accounted for as deferred financing costs, at the issuance date was $98,598. All of the warrants were exercised in 2000.

   (c) In July 2000, the Company entered into a note (the "Second Note") with a commercial bank with principal amount of $150,000 and bearing interest, payable monthly, based on the Eurodollar rate plus 1% due in July, 2001. The Second Note was guaranteed by one of the Company's investors. In October 2000, following the closing of the sale of Series A stock, the Second Note was repaid.

   Notes payable transactions are summarized as follows:

                                                                                Notes      Bridge Note    Second Note      Total
                                                                              ---------    -----------    -----------   -----------
   Issuance of Notes.......................................................   $ 145,000                                 $   145,000
   Issuance of Notes.......................................................      80,000                                      80,000
                                                                              ---------                                 -----------
   Balance at December 31, 1998............................................     225,000                                     225,000
   Issuance of Bridge Notes................................................                $ 1,040,000                    1,040,000
   Discount on Bridge Notes................................................                   (101,564)                    (101,564)
   Amortization of Discount................................................                     41,820                       41,820
                                                                              ---------    -----------                  -----------
   Balance at December 31, 1999............................................     225,000        980,256                    1,205,256
   Issuance of Notes.......................................................     100,000                                     100,000
   Issuance of Second Note.................................................                                 150,000         150,000
   Amortization of Discount................................................                     59,744                       59,744
   Repayment...............................................................    (325,000)    (1,040,000)    (150,000)     (1,515,000)
                                                                              ---------    -----------     --------     -----------
   Balance at December 31, 2000 and September 30, 2001 (unaudited).........          --             --           --              --
                                                                              =========    ===========     ========     ===========

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)

                  Notes to Financial Statements -- (Continued)
                      (unaudited as of September 30, 2001
           and for the nine months ended September 30, 2000 and 2001)


(7) Commitments and Contingencies

Research Collaboration, Licensing and Consulting Agreements

   (a) As part of the formation of the Company, the Company entered into a license agreement with Stuart Weg, M.D. granting the Company exclusive worldwide rights, including the right to grant sublicenses, for the intellectual property surrounding transnasal ketamine. In connection therewith, the Company made an upfront payment to Dr. Weg, Herbert Brotspies, and Calgar & Associates (collectively the "Founders") and issued the Founders shares of Common Stock, of which a portion is held in escrow and will be released to the Founders, if at all, upon the successful completion of the Phase III trial. The issuance of the shares from escrow is not contingent on the Founders' performance. The Company also reimbursed the Founders for patent and other costs. The Company will pay semi-annual royalty payments to the Founders based on a percentage of net sales of transnasal ketamine by the Company or its sublicensees. In addition, the Company shall pay the Founders a defined percentage of all sublicensing fees or other lump sum payments. The Company is also obligated to make aggregate milestone payments upon the earlier of certain defined dates or satisfaction of certain clinical and regulatory milestones. A defined percentage of such milestone payments shall be creditable against royalties earned; provided, however, that in no event shall royalties earned be reduced by more than a certain percentage in any applicable semi-annual period. The Company may satisfy a portion of the milestone payments through the issuance of shares of Common Stock of the Company; provided that the Company is publicly traded at the time such milestone payment accrues.

   In connection with the above license agreement, in February 1998 the Company entered into a three year Consulting Agreement, renewable upon mutual consent, with each of Dr. Weg and Herbert Gary. Pursuant to such Consulting Agreements, both Dr. Weg and Mr. Gary will provide the Company with such consulting services as the Company may reasonably request. In consideration for such services the Company has agreed to pay to each of Dr. Weg and Mr. Gary a consulting fee equal to $75,000 per year, payable in equal monthly installments. These agreements expired March 2001 and were not renewed.

   (b) On August 25, 2000, the Company entered into a license agreement with West Pharmaceutical Services, Inc. ("West") for rights to develop and commercialize intranasal morphine, fentanyl and other products. Under the terms of the agreement, the Company was granted an exclusive, worldwide, royalty bearing license, including the right to grant sublicenses, for the rights to the intellectual property covering these products. The license agreement will expire with the last to expire of the license patents in 2016. In consideration of the license, the Company paid and expensed on September 22, 2000 an up front fee. In addition, under the license agreement for morphine, fentanyl and other products the Company is obligated to make royalty payments to West based upon net sales of products by the Company or its sublicensees, if any, as defined. The Company is also obligated to pay West a minimum annual royalty for each licensed product that receives approval by a regulatory agency to be marketed in any major market country, as defined. The Company is also obligated to pay West a defined amount of any up-front license fees in the event that the Company sublicenses any rights to any third party. In addition, under a Development Milestone and Option Agreement entered into by the Company and West in connection with the license agreement, the Company is obligated to make payments upon reaching certain defined development milestones. Milestone payments can be paid in cash or equity upon the satisfaction of certain clinical and regulatory milestones and provided that the Company is publicly traded at the time such milestone payment accrues. The Company's ability to pay the upfront payment for the license agreement and the M-6-G fee (see below) was guaranteed by an affiliate of the Company. The guarantee expired upon the payments by the Company of amounts owed to West. In

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)

                  Notes to Financial Statements -- (Continued)
                      (unaudited as of September 30, 2001
           and for the nine months ended September 30, 2000 and 2001)



addition, the Company granted West the right of first refusal to enter into a clinical manufacturing agreement for nasal morphine (see c. (i), below).

   The license agreement and related agreements (see c. (i) to c. (iv) below) may be terminated by mutual consent of the parties at any time or by either party upon written notice of default, including non-performance, by the other party that is not cured within 30 days.

   (c) In connection with the West license agreement, the Company entered into the following additional agreements:

      (i) A clinical manufacturing agreement, whereby the Company will buy from West 100% of the nasal morphine product required for conducting the clinical trials subject to West's ability to supply 100% of the required product. West will manufacture and package the clinical product for the Company. This agreement will be in effect until the earlier of (a) a period of 2 years or
   (b) the last to occur launch date after the clinical product has been launched in all major market countries.

      (ii) An option agreement, whereby the Company was granted an option to include morphine -6- glucuronide ("M-6-G") as an identified compound under the license agreement. The Company paid and expensed a non-refundable fee in consideration of the option, which expired unexercised on December 22, 2000.

      (iii) On October 24, 2000, the Company expanded its license agreement to include an additional development agreement with West for rights to develop and commercialize intranasal fentanyl. The Company will undertake a development program for nasal fentanyl with West. The parties will endeavor to complete the development program within the defined time table. However, the Company can use other suppliers should West be unable to either provide competitive cost bids or complete the program within a reasonable timeframe. In addition, under the development agreement, the Company is obligated to make payments upon reaching certain defined development milestones. These milestone payments can be paid in cash or equity upon the satisfaction of certain clinical and regulatory milestones and provided that the Company is publicly traded at the time such milestone payment accrues.

      (iv) On November 17, 2000, the Company entered into a clinical manufacturing agreement with West to manufacture, package, purchase and sell to the Company nasal ketamine clinical product according to agreed upon clinical product specifications and price schedule. The agreement will be in effect for a period of one year.

(8) Net Loss per Share

   The Company's basic net loss per share amounts have been computed by dividing net loss by the weighted-average number of common shares outstanding during the period. For all periods presented, the Company reported a net loss and, therefore, common stock equivalents were not included since such inclusion would have been anti-dilutive. In addition, for all periods presented, 219,395 shares of Common Stock were held in escrow and have been excluded from the calculation of basic and diluted earnings per share.

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)

                  Notes to Financial Statements -- (Continued)
                      (unaudited as of September 30, 2001
           and for the nine months ended September 30, 2000 and 2001)



   The calculation of net loss per share, basic and diluted, is as follows:

                                                                                                            Weighted
                                                                                                             Average
                                                                                                             Common
                                                                                            Net Loss         Shares       Per Share
                                                                                           (Numerator)    (Denominator)     Amount
                                                                                          ------------    -------------   ---------
   The nine months ended September 30, 2001 (unaudited)
    Basic and diluted.................................................................    $ (3,152,534)     9,563,839       $(0.33)
                                                                                          ============                      ======
   Adjustment to reflect conversion of all redeemable convertible preferred stock as if such conversion occurred on the date of issuance (September 22, 2000)
    (unaudited).......................................................................                      4,014,125
                                                                                                           ----------
   Pro forma basic and diluted (unaudited)............................................    $ (3,152,534)    13,577,964       $(0.23)
                                                                                          ============     ==========       ======
   The nine months ended September 30, 2000 (unaudited)
    Basic and diluted.................................................................    $(22,775,254)     4,492,326       $(5.07)
                                                                                          ============     ==========       ======
   The year ended December 31, 2000
    Basic and diluted.................................................................    $(23,023,842)     5,766,023       $(3.99)
                                                                                          ============                      ======
   Adjustment to reflect conversion of all redeemable convertible preferred stock as if such conversion occurred on the date of issuance (September 22, 2000)
    (unaudited).......................................................................                      1,099,760
                                                                                                           ----------
   Pro forma basic and diluted (unaudited)............................................    $(23,023,842)     6,865,783       $(3.35)
                                                                                          ============     ==========       ======
   The year ended December 31, 1999
    Basic and diluted.................................................................    $ (1,205,559)     4,241,046       $(0.28)
                                                                                          ============     ==========       ======
   The period from February 23, 1998 (inception) to December 31, 1998
    Basic and diluted.................................................................    $   (470,200)     4,168,494       $(0.11)
                                                                                          ============     ==========       ======


   For all periods presented common stock equivalents which have been excluded from diluted per share amounts because their effect would have been anti-dilutive, include the following:

                                              For the Years Ended December 31,            For the Nine Months Ended September 30,
                                         -------------------------------------------    -------------------------------------------
                                                1999                    2000                   2000                    2001
                                         -------------------    --------------------    -------------------    --------------------
                                                                                            (unaudited)            (unaudited)
                                                    Weighted                Weighted               Weighted                Weighted
                                        Weighted    Average     Weighted    Average    Weighted     Average    Weighted     Average
                                         Average    Exercise    Average     Exercise    Average    Exercise     Average    Exercise
                                         Number      Price       Number      Price      Number       Price      Number       Price
                                        --------    --------   ---------    --------   --------    --------    ---------   --------
Options .............................      --                    125,715     $3.99          158      $0.01     1,342,818     $4.00
Warrants ............................    206,630     $0.001      606,253     $1.58      443,738      $0.23     1,068,551     $3.28
Convertible
Preferred
Stock ...............................         --               1,099,760     $4.00      117,201      $4.00     4,014,125     $4.00
                                         -------               ---------                -------                ---------
 Total ..............................    206,630               1,831,728                561,097                6,425,494
                                         =======               =========                =======                =========


   There were no common stock equivalents outstanding prior to January 1, 1999.

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)

                  Notes to Financial Statements -- (Continued)
                      (unaudited as of September 30, 2001
           and for the nine months ended September 30, 2000 and 2001)



(9) Stock Incentive Plan

   In February 2001, the Board and stockholders approved the adoption of the 2000 Omnibus Stock Incentive Plan (the "Plan"). Under the Plan, subject to Board and stockholder approval of certain amendments, the Plan will provide for the issuance of 3.5 million shares of Common Stock to be awarded to employees, consultants, directors and other individuals who render services to the Company (collectively, "Awardees"). The number of shares of common stock reserved for issuance under the Plan will automatically increase on the first trading day in January of each calendar year, beginning in calendar year 2003, by an amount equal to 5% of the total number of shares of Common Stock outstanding on the last trading day in December of the preceding calendar year, but in no event will any annual increase exceed a defined number of shares. Awards (the "Awards") include options, restricted shares, bonus shares, stock appreciation rights and performance shares. The Plan contains certain anti-dilution provisions in the event of a stock split, stock dividend or other capital adjustment, as defined. The Plan includes an automatic option grant program for non-employee directors, under which option grants will automatically be made at periodic intervals to non-employee board members to purchase shares of common stock. Under the automatic option grant program, each individual who first becomes a non-employee board member at any time after the completion of the Company's initial public offering will automatically receive an option grant for a defined number of shares of Common Stock on the date such individual joins the board, provided such individual has not been in the Company's prior employ. In addition, on the date of each annual stockholders meeting held after the completion of the Company's initial public offering, each non-employee board member who is to continue to serve as a non-employee board member, will automatically be granted an option to purchase a defined number of shares of the Company's Common Stock, if such individual has served on the Company's board for at least six months. Each automatic grant will have an exercise price per share equal to the fair market value per share of the Company's Common Stock on the grant date and will have a term of 10 years, subject to earlier termination following the optionee's cessation of board service. The option will be immediately exercisable for all of the option shares; however, the Company may repurchase, at the lower of the exercise price paid per share, or the fair market value at the time of repurchase, any shares purchased under the option which are not vested at the time of the optionee's cessation of board service. The shares subject to each initial defined number of share automatic option grant will vest in a series of four successive annual installments upon the optionee's completion of each year of board service over the four-year period measured from the grant date. The shares subject to each annual share automatic option grant will vest upon the optionee's completion of one year of board service measured from the grant date. However, the shares subject to each automatic option grant will immediately vest in full upon certain changes in control or ownership or upon the optionee's death or disability while a board member. The Plan provides for a Committee of the Board of Directors (the "Committee") to grant Awards to Awardees and to determine the exercise price, vesting term, expiration date and all other terms and conditions of the Awards, including acceleration of the vesting of an Award at any time. All options granted under the Plan are intended to be non-qualified ("NQO") unless specified by the Committee to be incentive stock options ("ISO"), as defined by the Internal Revenue Code. NQO's may be granted to employees, consultants or other individuals at an exercise price, equal to, below or above the fair value of the Common Stock on the date of grant. ISO's may only be granted to employees of the Company and may not be granted at exercise prices below fair value of the Common Stock on the date of grant (110% of fair value for employees who own 10% or more of the Company). The period during which an option may be exercised may not exceed ten years from the date of grant (five years for grants of ISO's to employees who own 10% or more of the Company). Under the Plan, for a period of one year following the termination of an Awardee's employment or active involvement with the Company, the Company has the right, should certain contingent events occur, to repurchase any or all

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)

                  Notes to Financial Statements -- (Continued)
                      (unaudited as of September 30, 2001
           and for the nine months ended September 30, 2000 and 2001)



shares of Common Stock acquired upon exercise of an Award held by the Awardee at a purchase price defined by the Plan. The Plan will terminate at the earliest of
(i) its termination by the Committee, (ii) February 4, 2011 or (iii) the date on which all of the shares of Common Stock available for issuance under the Plan have been issued and all restrictions on such shares have lapsed. Awards granted before termination of the Plan will continue under the Plan until exercised, cancelled or expired. As of September 30, 2001 (unaudited), no Awards have been made under the Plan.

   The following table summarizes non-plan stock option information for the options as of December 31, 2001:

                                     Options Outstanding                         Options Exercisable
                     --------------------------------------------------    ------------------------------
                                    Weighted-Average   Weighted-Average                  Weighted-Average
     Range of           Number         Remaining           Exercise          Number          Exercise
 Exercise Prices     Outstanding    Contractual Life         Price         Exercisable         Price
 -----------------   -----------    ----------------   ----------------    -----------   ----------------
$             0.01       1,200          9.7 yrs.             $0.01             1,200           $0.01
$             4.00     994,182          9.9 yrs.             $4.00           419,182           $4.00
                       -------                                               -------
$      0.01- $4.00     995,382          9.9 yrs.             $4.00           420,382           $3.99


   Transactions involving options during the year ended December 31, 2000 are summarized as follows:

                                               Number of    Weighted-Average      Number      Weighted-Average
                                                 Shares      Exercise Price    Exercisable     Exercise Price
                                               ---------    ----------------   -----------    ----------------
2000: Granted ..............................    995,382          $4.00
                                                -------
Balance outstanding, December 31, 2000 .....    995,382          $4.00           420,382           $3.99
                                                =======

(1) In addition to the above, the Committee has or has agreed to grant: (i) 350,000 (unaudited) options to an employee in January 2001 with an exercise price of $4.00 per share and (ii) 700,000 options to an employee, 75,000 options to a related party consultant and 400,000 options to the Company's directors, all with an exercise price equal to that of the Company's common stock at an initial public offering (unaudited).

   Included in the options above, during the year ended December 31, 2000, the Company granted 295,382 fully vested stock options to non-employees ("Non-employee Options") with an average exercise price of $4.00, which are accounted for in accordance with EITF 96-18. The estimated fair value of the Non-employee Options on the grant date totaling $707,550 was recognized as compensation expense in the year ended December 31, 2000.

   The following table summarizes the pro forma operating results of the Company had compensation costs for non-plan options been determined in accordance with the fair value based method of accounting for stock based compensation as prescribed by SFAS No. 123. Since option grants awarded during 2000 vest over several years and additional awards are expected to be issued in the future, the pro forma results shown below are not likely to be representative of the effects on future years of the application of the fair value based method. Since no stock options were granted prior to September 1, 2000, the pro forma net loss and net loss per share for periods prior to that date are equal to the amounts as presented in the Statement of Operations.

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)

                  Notes to Financial Statements -- (Continued)
                      (unaudited as of September 30, 2001
           and for the nine months ended September 30, 2000 and 2001)


                                                                             Year Ended
                                                                            December 31,
                                                                                2000
                                                                            ------------
        Pro Forma Net Loss ..............................................   $(23,379,852)
                                                                            ============
        Pro Forma Net Loss per Share (Basic and Diluted) ................   $      (3.90)
                                                                            ============


   For the purpose of the above pro forma calculation, the fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing method. The weighted-average fair value of the options granted during 2000 was $2.39. The following assumptions were used in computing the fair value of option grants: expected volatility of 75%, expected life of 5 years; zero dividend yield and risk-free interest rate of 6.0%.

   The Company intends to adopt an employee stock purchase plan ("ESPP"), which will become effective upon the completion of an initial public offering of the Company's common stock. Under the ESPP, eligible employees may set aside up to 15% of their eligible compensation to be applied to the purchase of shares of the Company's common stock. The per share price the employee must pay to acquire each share of common stock will be equal to 85% of the lower of the quoted market price of the Company's Common Stock at the start date of the offering period or the semi-annual purchase date. The ESPP will be implemented in a series of overlapping periods, each with a duration of 24 months. The initial offering period will begin at the time of the initial public offering. Subsequent offering periods will begin at 6-month intervals and each such offering period will have 4 semi-annual purchase dates. The ESPP has been designed to qualify as a non-compensatory plan under Section 423 of the Internal Revenue Code. Upon completion of an initial public offering, the Company will finalize various terms and conditions including the number of shares of common stock available under the ESPP.

(10) Warrants and Units

   The following table summarizes warrant and unit activity for the period from February 23, 1998 (inception) to September 30, 2001 (unaudited):

                                                          Exercise     Bridge    Preferred A    Consultants   Finders
                                                            Price     Warrants     Warrants      Warrants      Units
                                                          --------    --------   -----------    -----------   -------
Issuance of Bridge Warrants (see Note 6) ..............    $ 0.01     228,175
Issuance of Consultants Warrants (see Note 6) .........     0.001                                 197,455
                                                                      -------      -------       --------      -----
Balance outstanding, December 31, 1999 ................               228,175           --        197,455         --
Issuance of Preferred A Warrants (see Note 5) .........      4.00                  401,413
Exercise of Consultants Warrants ......................                                          (197,455)
Issuance of Finders Units (see Note 5) ................      4.00                                              15.83 (1)
Issuance of Consultants Warrants (see Note 5) .........     0.001                                  15,000
                                                                      -------      -------       --------      -----
Balance outstanding, December 31, 2000 ................               228,175      401,413         15,000      15.83
Exercise of Bridge Warrant (unaudited) ................                (4,388)
Exercise of Consultants Warrants (unaudited) ..........                                           (15,000)
Balance outstanding, September 30, 2001 (unaudited) ...               223,787      401,413              0      15.83
                                                                      =======      =======       ========      =====


                                                       (footnotes on next page)

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)

                  Notes to Financial Statements -- (Continued)
                      (unaudited as of September 30, 2001
           and for the nine months ended September 30, 2000 and 2001)



---------------
(1) Each Finders Unit entitles the holder to purchase 25,000 shares of Series A stock and 2,500 Preferred A Warrants. Total issuance entitles holders to purchase 395,788 shares of Series A stock and 39,579 A Preferred Warrants.

(11) Related Party Transactions

   The Company, since its inception, has received financial assistance from a principal stockholder in the form of office space and management and legal assistance provided at no cost. In accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 79, the estimated fair value of such assistance has been reflected in the accompanying financial statements as an expense in the period benefited with a corresponding deemed capital contribution. The estimated fair value of the financial assistance totaled $89,531 for the period from February 23, 1998 (inception) to December 31, 1998, $155,917 and $163,376 for the years ended December 31, 1999 and 2000, respectively, $122,530 (unaudited) and $401,898 (unaudited) for the nine month periods ended September 30, 2000 and 2001, respectively, and $810,722 (unaudited) for the cumulative period from February 23, 1998 (inception) to September 30, 2001.

(12) Income Taxes

   There is no provision (benefit) for federal or state income taxes for the period from February 23, 1998 (inception) to December 31, 1998, the years ended December 31, 1999 and 2000 and the nine months ended September 30, 2000 (unaudited) and 2001 (unaudited) since the Company has incurred operating losses and has established valuation allowances equal to the total deferred tax asset due to the uncertainty with respect to achieving taxable income in the future.

   The tax effect of temporary differences and net operating losses as of December 31, 1999 and 2000 and September 30, 2001 are as follows:

                                                                                   December 31,         September 30,
                                                                              -----------------------   -------------
                                                                                1999         2000            2001
                                                                             ---------    -----------   -------------
                                                                                                         (unaudited)
Deferred tax assets and liabilities and valuation allowance:
 Net operating loss carry-forwards .......................................   $ 639,434    $ 2,229,328    $ 3,458,839
 Deferred charges ........................................................         119            482            392
 Valuation allowance .....................................................    (639,553)    (2,229,810)    (3,459,231)
                                                                             ---------    -----------    -----------
                                                                             $      --    $        --    $        --
                                                                             =========    ===========    ===========


   As of December 31, 2000 and September 30, 2001, the Company has available, for tax purposes, unused net operating loss carryforwards of approximately $5.0 million and $7.7 million (unaudited) which will expire between 2018 and 2021. As of December 31, 2000, the Company had aggregate permanent differences of $19.5 million including $18.6 million for the license acquired in connection with the merger. Future ownership changes may limit the Company's ability to utilize these net operating loss carryforwards as defined by the federal and state tax codes.

                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.
                        (A Development Stage Enterprise)

                  Notes to Financial Statements -- (Continued)
                      (unaudited as of September 30, 2001
           and for the nine months ended September 30, 2000 and 2001)



(13) Subsequent Events

(a) License Agreement (unaudited)

   On December 14, 2001 (the "Effective Date"), the Company entered into an agreement (the "Shimoda Agreement") with Shimoda Biotech (Proprietary) Ltd. and certain affiliated entities ("Shimoda"), for an exclusive worldwide license to commercialize formulations of pharmaceutical products containing diclofenac. The Company will pay (i) a license fee to Shimoda; (ii) reimbursement for past expenses, as defined; (iii) two percent of the net proceeds, as defined, of the Company's initial public offering to Shimoda, but not less than $1 million or in excess of $2 million; (iv) payments in cash or equity, at Shimoda's option, upon the satisfaction of certain clinical and regulatory milestones and (v) royalty payments to Shimoda based upon the sales of products by the Company or its sublicensees, if any, as defined. In the event equity securities are issued in satisfaction of milestones, the Company will record a non-cash charge based on the fair value of the consideration paid at the date the milestone is achieved. Such charge could be material. The Shimoda Agreement may be terminated (i) by either party due to breach by the other party that is not cured within 60 days of written notice; (ii) by Shimoda in the event of default by the Company for non-payment of amounts due that is not cured with 60 days of written notice;
(iii) by the Company, if certain defined initial activities are not completed by Shimoda within 90 days of the Effective Date, in which case all payments to Shimoda other than the initial payment will be refunded to the Company or (iv) by the Company at any time by giving 90 days written notice to Shimoda.

(b) Series B Convertible Preferred Stock (unaudited)

   In December, 2001, the Company's Board of Directors designated 1,351,350 shares of preferred stock, $0.001 par value, as Series B Convertible Preferred Stock ("Series B stock"). The Company then closed a $5.1 million private financing, after commissions and expenses, consisting of the sale of 10.9887 units of Series B stock (the "Series B Unit") at $500,000 per Series B Unit. Each Series B Unit consists of 90,090 shares of Series B stock with a stated value of $5.55 per share, subject to adjustment for stock dividends, stock splits, mergers and recapitalizations, as defined. The preferences and rights of Series B stock are the same as those of Series A stock regarding conversion, redemption, voting and liquidation of the Company, except that the stated value used in calculating those preferences is $5.55 for Series B stock rather than $4.00 for Series A stock. Series B stock is considered to be mandatorily redeemable preferred stock since it is redeemable upon events of consolidation, merger or other reorganization of the Company.

 PROSPECTUS           , 2002
                                                               [graphic]








                     INNOVATIVE DRUG DELIVERY SYSTEMS, INC.





                                         Shares

                                  Common Stock













                           Thomas Weisel Partners LLC

                           Wells Fargo Securities, LLC




-------------------------------------------------------------------------------




Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

Until                , 2002 (25 days after commencement of this offering), all
dealers that buy, sell or trade these shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by IDDS in connection with the sale of the common stock being registered hereby. All the amounts shown are estimated, except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

        SEC Registration Fee ................................   $16,491
        NASD Filing Fee .....................................     7,400
        Nasdaq National Market Listing Fee ..................         *
        Printing Expenses ...................................         *
        Legal Fees and Expenses .............................         *
        Accounting Fees and Expenses ........................         *
        Blue Sky Expenses and Counsel Fees ..................         *
        Transfer Agent and Registrar Fees ...................         *
        Miscellaneous .......................................         *
        Total ...............................................   $     *
                                                                =======


Item 14. Indemnification of Directors and Officers

   The Registrant's Amended and Restated Certificate of Incorporation in effect as of the date hereof (the "Certificate") provides that, except to the extent prohibited by the Delaware General Corporation Law, as amended (the "DGCL"), the Registrant's directors shall not be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Registrant. Under the DGCL, the directors have a fiduciary duty to the Registrant which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the Registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. The Registrant has applied for liability insurance for its officers and directors.

   Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the Registrant may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

   At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Certificate. The Registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Item 15. Recent Sales of Unregistered Securities

   Since its inception, the Registrant, including its predecessor corporation Pain Management, Inc., has issued and sold unregistered securities in the amounts, at the times, and for the aggregate amounts of consideration listed as follows:

   1. In February 1998, Pain Management, Inc. issued to its founders 5,000,000 shares of common stock for an aggregate purchase price of $5,000 pursuant to stock purchase agreements between Pain Management and the founders.

   2. In October 2000, the Registrant issued to its founders 5,000,000 shares of common stock for an aggregate purchase price of $5,000 pursuant to stock purchase agreements between the Registrant and the founders.

   3. In September 1999, Pain Management raised approximately $1.04 million by issuing notes payable and warrants to investors. The notes accrued interest at 12% per annum for the first twelve months and 15% per annum thereafter. In connection with the notes, Pain Management issued warrants to purchase 260,000 shares of common stock at an exercise price of $0.01 per share to noteholders. In November 2000, the principal and interest on the notes representing approximately $1,238,000 was repaid.

   4. In September 2000, in connection with a merger with Pain Management, Inc., the Registrant issued 4,387,889 shares of common stock in exchange for 5,000,000 shares of Pain Management. In addition, the Registrant exchanged warrants to purchase 260,000 shares of Pain Management common stock with warrants to purchase 228,175 shares of the Registrant's common stock. In September 2001, warrants to purchase 4,388 shares of common stock were exercised.

   5. During 1999, a consultant was issued 186,485 shares of the Registrant's common stock for services rendered. Also in 1999, three consultants received warrants to purchase a total of 197,455 shares of the Registrant's common stock at an exercise price of $0.001. In 2000, warrants to purchase all of these shares were exercised. In 2000, a consultant received warrants to purchase 15,000 shares of the Registrant's common stock at an exercise price of $0.001. All of the warrants were exercised in 2001.

   6. In September 2000, the Registrant sold 160.565 units ("Units") to investors at a per Unit price of $100,000. Each Unit consisted of 25,000 shares of series A convertible preferred stock and 2,500 warrants. Each warrant entitles the holder to purchase one share of the Registrant's common stock at an exercise price of $4.00 per share. The Registrant sold, in the aggregate, 4,014,125 shares of series A convertible preferred stock and warrants to purchase 401,413 shares of common stock for net proceeds of $14,898,928.

   7. As partial consideration for the sale of the Units, an option to purchase 15.83 units was issued to members of the firm responsible for obtaining the financing. Each Unit entitles the holder to purchase 25,000 shares of series A convertible preferred stock at a price of $4.40 per share and warrants to purchase 2,500 shares of common stock at an exercise price of $4.00 per share.

   8. The Registrant granted stock options to purchase 1,344,182 and 1,200 shares of common stock at exercise prices of $4.00 and $0.01, respectively, per share to employees, consultants and directors.

   9. In December 2001, the Registrant sold 989,991 shares of series B convertible preferred stock for net proceeds of $5,080,760.

   No underwriters were engaged in connection with the foregoing sales of securities. Such sales of common stock, Preferred Stock and warrants were made in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D promulgated thereunder for transactions not involving a public offering, and all purchasers were accredited investors as such term is defined in Rule 501(a) of Regulation D. Issuances of options to the Registrant's employees, directors and consultants were made pursuant to Rule 701 promulgated under the Securities Act of 1933.

Item 16. Exhibits and Financial Statement Schedules

   (a) Exhibit Index

 No.                                                      Description
------                                                    -----------
 1.1          Underwriting Agreement*
 2.1          Agreement and Plan of Merger between Innovative Drug Delivery Systems, Inc. and Pain Management, Inc. dated as of
              August 14, 2000 (schedules and exhibits omitted)
 3.1          Amended and Restated Certificate of Incorporation*
 3.2          Amended and Restated Bylaws*
 4.1          Securities Issuance and Registration Rights Agreement, dated September 22, 2000, between Innovative Drug Delivery
              Systems, Inc. and West Pharmaceutical Services, Inc.
 4.2          Stockholders Agreement, dated February 25, 1998, between Pain Management, Inc., Dr. Stuart Weg, Dr. Lindsay
              Rosenwald, Herbert Brotspies and Calgar & Associates.+
 4.3          2000 Omnibus Stock Incentive Plan, as amended*
 4.4          2001 Employee Stock Purchase Plan*
 4.5          Form of Common Stock Warrant for Innovative Drug Delivery Systems, Inc.
 4.6          Form of Common Stock Warrant for Pain Management, Inc.
 4.7          Form of Innovative Drug Delivery Systems, Inc. Stock Purchase Agreement
 4.8          Form of Series A Preferred Stock Subscription Agreement*
 4.9          Form of Series B Preferred Stock Subscription Agreement*
 5.1          Opinion of Brobeck, Phleger & Harrison LLP*
10.1          Employment Agreement, dated December   , 2001, between Innovative Drug Delivery Systems, Inc. and Dr. Leonard
              Firestone.*
10.2          License Agreement, dated February 25, 1998, between Pain Management, Inc. and Dr. Stuart Weg+
10.3          Confidentiality Agreement, dated August 24, 2000, between Innovative Drug Delivery Systems, Inc. and West
              Pharmaceutical Services, Inc.
10.4          License Agreement, dated August 25, 2000, between Innovative Drug Delivery Systems, Inc. and West Pharmaceutical
              Services, Inc.+
10.5          Letter Agreement, dated September 22, 2000, between Innovative Drug Delivery Systems, Inc. and West Pharmaceutical
              Services, Inc.+
10.6          Development Milestone and Option Agreement, dated September 22, 2000, between Innovative Drug Delivery Systems, Inc.
              and West Pharmaceutical Services, Inc.+
10.7          Clinical Manufacturing Agreement, dated September 22, 2000, between Innovative Drug Delivery Systems, Inc. and West
              Pharmaceutical Services, Inc.+
10.8          Research and Development and Option Agreement, dated October 24, 2000, between Innovative Drug Delivery Systems, Inc.
              and West Pharmaceutical Services, Inc.+
10.9          Option Agreement, dated September 22, 2000, between Innovative Drug Delivery Systems, Inc. and West Pharmaceutical
              Services, Inc.+
10.10         Letter Agreement, dated October 9, 2001, between Innovative Drug Delivery Systems, Inc. and West Pharmaceutical
              Services, Inc.+
10.11         License Agreement, dated December 14, 2001, among Innovative Drug Delivery Systems, Inc. and Shimoda Biotech
              (Proprietary) Ltd., Farmarc N.A.N.V. (Netherlands Antilles) and Farmarc Netherlands B.V. (Registration No. 2807216)*+
23.1          Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1)
23.2          Consent of PricewaterhouseCoopers LLP
24.1          Power of attorney (on signature page)

---------------
*   To be filed by amendment
+   Confidential treatment requested for certain portions of this agreement.

   (b) Financial Statement Schedules. The following financial statement schedules are filed herewith:

      None.

   All other schedules are omitted because they are not required or are not applicable or the information is included in the financial statements or notes thereto.

Item 17. Undertakings

   The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424 (b) (1) or
   (4) or 497 (h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 28, 2001.

                                   INNOVATIVE DRUG DELIVERY SYSTEMS, INC.


                                   By:  /s/ LEONARD L. FIRESTONE
                                        ----------------------------------------
                                        Leonard L. Firestone
                                        Chief Executive Officer and Director

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby severally constitutes and appoints Leonard Firestone and Douglas Hamilton and each of them individually, with full power of substitution and resubstitution, his or her true and lawful attorney-in fact and agent, with full powers to each of them to sign for us, in our names and in the capacities indicated below, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission, and any and all amendments to said Registration Statement (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Registrant, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney. This power of attorney may be executed in counterparts and all capacities to sign any and all amendments.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

        Signature                                Title(s)                                        Date
        ---------                                --------                                        ----


/s/ LEONARD L. FIRESTONE    Chief Executive Officer and Director (Principal               December 28, 2001
------------------------    Executive Officer)
  Leonard L. Firestone


 /s/ DOUGLAS A. HAMILTON    Chief Financial Officer, Secretary and Treasurer              December 28, 2001
------------------------    (Principal Financial and Principal Accounting
   Douglas A. Hamilton      Officer)


 /s/ FRED H. MERMELSTEIN    President and Director                                        December 28, 2001
------------------------
   Fred H. Mermelstein


   /s/ MARK C. ROGERS       Chairman of the Board of Directors                            December 28, 2001
------------------------
     Mark C. Rogers


   /s/ MICHAEL WEISER       Director                                                      December 28, 2001
------------------------
     Michael Weiser

        Signature                                Title(s)                                        Date
        ---------                                --------                                        ----


/s/ EDWARD MILLER           Director                                                      December 28, 2001
------------------------
  Edward Miller


 /s/ MARK SIEGEL            Director                                                      December 28, 2001
------------------------
   Mark Siegel


  /s/ PETER KASH            Director                                                      December 28, 2001
------------------------
    Peter Kash


 /s/ DAVID TANEN            Director                                                      December 28, 2001
------------------------
   David Tanen

                                 EXHIBIT INDEX


Exhibit
Number                                                      Description
------                                                      -----------
 1.1          Underwriting Agreement*
 2.1          Agreement and Plan of Merger between Innovative Drug Delivery Systems, Inc. and Pain Management, Inc. dated as of
              August 14, 2000 (schedules and exhibits omitted)
 3.1          Amended and Restated Certificate of Incorporation*
 3.2          Amended and Restated Bylaws*
 4.1          Securities Issuance and Registration Rights Agreement, dated September 22, 2000, between Innovative Drug Delivery
              Systems, Inc. and West Pharmaceutical Services, Inc.
 4.2          Stockholders Agreement, dated February 25, 1998, between Pain Management, Inc., Dr. Stuart Weg, Dr. Lindsay
              Rosenwald, Herbert Brotspies and Calgar & Associates.+
 4.3          2000 Omnibus Stock Incentive Plan, as amended*
 4.4          2001 Employee Stock Purchase Plan*
 4.5          Form of Common Stock Warrant for Innovative Drug Delivery Systems, Inc.
 4.6          Form of Common Stock Warrant for Pain Management, Inc.
 4.7          Form of Innovative Drug Delivery Systems, Inc. Stock Purchase Agreement
 4.8          Form of Series A Preferred Stock Subscription Agreement*
 4.9          Form of Series B Preferred Stock Subscription Agreement*
 5.1          Opinion of Brobeck, Phleger & Harrison LLP*
10.1          Employment Agreement, dated December   , 2001, between Innovative Drug Delivery Systems, Inc. and Dr. Leonard
              Firestone.*
10.2          License Agreement, dated February 25, 1998, between Pain Management, Inc. and Dr. Stuart Weg+
10.3          Confidentiality Agreement, dated August 24, 2000, between Innovative Drug Delivery Systems, Inc. and West
              Pharmaceutical Services, Inc.
10.4          License Agreement, dated August 25, 2000, between Innovative Drug Delivery Systems, Inc. and West Pharmaceutical
              Services, Inc.+
10.5          Letter Agreement, dated September 22, 2000, between Innovative Drug Delivery Systems, Inc. and West Pharmaceutical
              Services, Inc.+
10.6          Development Milestone and Option Agreement, dated September 22, 2000, between Innovative Drug Delivery Systems, Inc.
              and West Pharmaceutical Services, Inc.+
10.7          Clinical Manufacturing Agreement, dated September 22, 2000, between Innovative Drug Delivery Systems, Inc. and West
              Pharmaceutical Services, Inc.+
10.8          Research and Development and Option Agreement, dated October 24, 2000, between Innovative Drug Delivery Systems, Inc.
              and West Pharmaceutical Services, Inc.+
10.9          Option Agreement, dated September 22, 2000, between Innovative Drug Delivery Systems, Inc. and West Pharmaceutical
              Services, Inc.+
10.10         Letter Agreement, dated October 9, 2001, between Innovative Drug Delivery Systems, Inc. and West Pharmaceutical
              Services, Inc.+
10.11         License Agreement, dated December 14, 2001, among Innovative Drug Delivery Systems, Inc. and Shimoda Biotech
              (Proprietary) Ltd., Farmarc N.A.N.V. (Netherlands Antilles) and Farmarc Netherlands B.V. (Registration No. 2807216)*+
23.1          Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1)
23.2          Consent of PricewaterhouseCoopers LLP
24.1          Power of attorney (on signature page)

---------------
*   To be filed by amendment
+   Confidential treatment requested for certain portions of this agreement.